As filed with the Securities and Exchange Commission on March 19, 2012

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Norit N.V.

(Exact name of registrant as specified in its charter)

The Netherlands	2810	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Nijverheidsweg-Noord 72

3812 PM Amersfoort

The Netherlands

+31-33-4648911

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John Bandy

General Counsel

3200 University Avenue

Marshall, Texas 75670

+1 (903) 923-1022

(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David J. Goldschmidt, Esq.	Leslie N. Silverman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Sandra L. Flow, Esq.
Four Times Square	Cleary Gottlieb Steen & Hamilton LLP
New York, New York 10036	One Liberty Plaza
New York, New York 10006

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Ordinary Shares of €1.00 par value per share(1)	$200,000,000	$22,920

(1)	Includes ordinary shares that may be sold upon exercise of an option to purchase additional ordinary shares to be granted to the underwriters.
(2)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated March 19, 2012

                     Shares

Norit N.V.

Ordinary Shares

This is an initial public offering of ordinary shares of Norit N.V. All of the ordinary shares are being offered by us.

Prior to this offering, there has been no public market for our ordinary shares. It is currently estimated that the initial public offering price per ordinary share will be between $         and $        . We intend to apply for listing of our ordinary shares on the New York Stock Exchange under the symbol “NRIT.”

See “Risk Factors” beginning on page 15 to read about factors you should consider before buying our ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Ordinary Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

To the extent that the underwriters sell more than              ordinary shares, the underwriters have the option to purchase up to an additional              ordinary shares from us at the initial public offering price, less the underwriting discount.

The underwriters expect to deliver the ordinary shares against payment on or about                     , 2012.

Goldman, Sachs & Co.	Deutsche Bank Securities

Prospectus dated                     , 2012.

Prospectus

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. We take no responsibility for, and have not authorized anyone to provide you with, any information different from that contained in this prospectus and in any free writing prospectus that we file with the Securities and Exchange Commission, or the SEC. This prospectus is an offer to sell only the ordinary shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are offering to sell, and seeking offers to buy, ordinary shares only in jurisdictions where offers and sales are permitted. The information provided in this prospectus is current only as of its date.

i

PROSPECTUS SUMMARY

This summary highlights information appearing elsewhere in this prospectus. This summary does not contain all the information that you should consider before making your investment decision. You should carefully read this entire prospectus, including the carve out combined and consolidated historical financial statements and the notes to those financial statements. You should pay special attention to the “Risk Factors” section beginning on page 15 of this prospectus to determine whether an investment in our ordinary shares is appropriate for you. Unless the context otherwise indicates, references in this prospectus to the “Company,” “we,” “our,” “us” or similar terms when used in a historical context refer to the Activated Carbon business of N Alpha S.à r.l. and its subsidiaries, and when otherwise used in this prospectus refer to Norit N.V., the issuer of the ordinary shares offered hereby, and its subsidiaries. References in this prospectus to the “Norit Group” refer to the businesses and activities conducted by N Alpha S.à r.l. and its subsidiaries prior to this offering, including those of the Company.

Our Company

We are a global leader in the research, development, manufacturing and sale of high-grade activated carbons used in a growing range of environmental, health, safety and industrial applications. Our purification technologies are widely used to remove pollutants, contaminants and other impurities from water, air, food and beverages, pharmaceutical products and other liquids and gases in an efficient and cost-effective manner. Our activated carbon solutions, which can be produced in powdered or granular forms, also serve a variety of uses as colorants, carriers or catalysts in industrial processes. Building on our more than 90-year history of innovative product development, we produce a diverse array of products with over 150 different activated carbon formulations engineered from a wide range of raw materials including lignite, peat, bituminous coal and wood, among others. We complement our diverse activated carbon products offering with on-site systems and services, as well as reactivation solutions, to help meet our customers’ specific needs.

Activated carbon is a porous material consisting mainly of elementary carbon treated with heat, steam and/or chemicals to create high internal porosity, resulting in a large internal surface area that resembles a sponge. A tablespoon of activated carbon can have an internal surface area the size of a football field. The interconnected pores of activated carbon trap, by a process called adsorption, particles on this surface and can remove contaminants from liquids and gases. Through the use of various raw materials and different preparation, activation and after-treatment methods, activated carbons of different physical, adsorptive and catalytic properties can be manufactured depending on the desired end use.

Our global base of approximately 3,000 customers includes manufacturers, municipalities and utilities that use our products in a wide range of end markets, including gas and air, water treatment, pharmaceuticals, food and beverage, chemicals, industrial catalysts, energy, power and mining. Our products are sold globally into over 100 countries principally through our sales offices, as well as through a network of regional agents and distributors. We have developed long-standing relationships with many of our customers, which are often supported by long-term or take-or-pay contractual arrangements. We currently own, or participate through joint ventures or other investments in, ten production locations in the United States, Canada, Mexico, Brazil, The Netherlands, the United Kingdom and Italy. In 2011, 63% of our production by volume sold, excluding volumes from our investments in Mexico and Brazil, was in North America and 37% in Europe. Over the past four years, we have made or are making significant strategic capacity expansions, primarily in the United States, Canada and Europe.

We have two reportable segments, North America and EAPA (rest of the world, including Europe, Asia Pacific, South America, Africa and Middle East). In 2011, our revenues were $360.3 million, income from operations was $85.9 million, net loss was $5.7 million, adjusted net loss was $0.6 million and Adjusted EBITDA was $118.5 million. At a segment level, 48% of our 2011 revenues were generated in North America and 52% in EAPA, with 79% of our 2011 Adjusted EBITDA generated in North America and 21% in EAPA. For a description and reconciliation of net loss to adjusted net loss and Adjusted EBITDA, which are non-GAAP financial measures, see “Summary Carve Out Combined and Consolidated Historical Financial and Other Information—Non-GAAP Financial Measures.”

Our Market Opportunity

We have seen increasing demand for our activated carbon, particularly in the coal-fired utilities industry in recent years, and we expect this to continue as a result of additional environmental, health and safety concerns and related regulations. According to industry reports published by Roskill Information Services Ltd., or Roskill, in 2008, and by Chemical Economics Handbook—SRI Consulting, or CEH, in 2010, the use of activated carbon in controlling mercury emissions could become the largest end market for activated carbon in North America over the next several years. We expect that federal, state and provincial regulations governing mercury emissions from coal-fired utilities in the United States and Canada will drive accelerated demand growth in this market. For instance, the U.S. Environmental Protection Agency, or the EPA, on December 16, 2011 signed a final rule implementing mercury and air toxics standards for power plants that will reduce emissions from new and existing coal- and oil-fired electric utility steam generating units of heavy metals, including mercury, which we expect will drive significant incremental demand for powdered activated carbon starting in 2014. As a global leader in activated carbon technology, we believe we are well positioned to capitalize on current and anticipated regulations in North America, the European Union and elsewhere in the following areas, among others:

•	the removal of mercury from flue gas in North American coal-fired utilities;

•	the removal of disinfection byproducts from drinking water in the United States;

•	the removal of mercury from cement kiln and industrial boiler emissions in the United States;

•	the removal of contaminants from groundwater and surface water in the European Union; and

•	evaporative emissions controls in vehicles and other combustion engines.

For a more complete description of these regulations, see “Business—Regulatory Developments.”

Our Competitive Strengths

As a leading global provider of activated carbon solutions, we believe we benefit from high barriers to entry in our industry, as well as from several important competitive strengths that include the following:

Global Market Leadership, Diversity and Scale

We are the largest global producer of activated carbon, according to an industry report published by The Freedonia Group, Inc., or Freedonia, in 2010 and Roskill. We believe we have the broadest product portfolio of activated carbon solutions in the industry, with more than 150 different activated carbon formulations engineered from a wide range of raw materials. The diversity of our product portfolio enables our customers to meet their most stringent purification challenges and serves a wide variety of environmental, health, safety and industrial end uses. We service approximately 3,000 customers globally across a wide range of industries in over 100 countries, principally through our sales offices, as well as through a network of regional agents and distributors. In 2011, two customers accounted for over 5% of revenues, and collectively these two customers accounted for less than 13% of total revenues. We supply our products from multiple manufacturing locations strategically located in the United States, Canada, Mexico, Brazil, The Netherlands, the United Kingdom and Italy. Our global manufacturing capability, coupled with our logistics infrastructure, allows us to service our global customer base quickly and efficiently with a reliable supply of consistent, high-quality activated carbon to the extent we are able to continue to access a consistent supply of raw materials. We believe the diversity of our products, raw materials, end-market exposure and geographic coverage limits the potential impact of adverse developments in any one industry or region. In addition, the non-discretionary nature of the majority of our product applications also limits our exposure to macroeconomic trends. Our success in growing both revenues and profits each year during the recent economic downturn demonstrates our ability to improve results despite challenges facing particular end markets. We also believe our strong global presence positions us to capitalize on future areas of demand growth, particularly those driven by anticipated regulatory developments around the world.

Product Innovation and Technical Expertise

Our leading market position is built on our more than 90-year history of innovative product development, technical expertise and extensive institutional know-how. Our experience in processing a diverse range of raw materials for a wide variety of activated carbon applications, in combination with our longstanding research and development programs and dedicated quality control teams at each facility, have allowed us to develop innovative processes for turnkey and customized solutions. Our engineered solutions allow us to target new specialized applications and capitalize on new market opportunities for high-margin applications subject to changing regulatory demands.

Reputation for High Quality Service and Customized Solutions

We are highly focused on meeting the specific needs of our customers and work closely with them to select the appropriate activated carbon product or develop a new product for their specific application needs, as well as design and provide the right delivery vehicle. In developing customized solutions for customers, we build on our experience in developing a wide range of activated carbon formulations for specific applications. Our strong customer retention is partially due to the customized and embedded nature of our solutions within customers’ industrial and municipal processes. Of our top ten customers, four have been customers for more than 20 years and two have been customers for more than 15 years. The other four companies are coal-fired utility customers with three- to five-year take-or-pay contracts. Six of our top ten customers in 2011 increased their purchases by at least 10% relative to 2010 levels. Our solutions-based approach allows us to work as partners in the future development and improvement of customer products.

Leading Position in Activated Carbon Solutions for Mercury Removal

Through our innovative product formulations, initially developed in Europe in the 1980s for waste incineration applications, we believe we have established a distinct technological advantage in serving the expanding mercury removal end market. According to Freedonia and Roskill, we are the largest global producer of powdered activated carbon, which we believe is the most cost-effective solution for controlling mercury emissions. We also believe our products offer the highest mercury removal capacity per unit in the industry. U.S. Department of Energy, or DOE, sponsored studies refer to our DARCO Hg products as the benchmark for mercury removal at coal-fired utilities, generally outperforming competing products in terms of mercury removal by rate of injection in customer testing of mercury removal capabilities. With expectations for fast-paced near-term demand growth in the area of mercury removal for North American coal-fired utilities driven by regulatory requirements, as well as recently issued U.S. regulations governing mercury removal for cement kilns and expected U.S. regulations governing mercury removal for industrial boilers, we are increasing capacity in North America to meet existing demand and have strategically designed our facilities to be flexible to add capacity when contract-based demand increases.

The EPA on December 16, 2011 signed a final rule implementing mercury and air toxics standards for power plants that will reduce emissions from new and existing coal- and oil-fired electric utility steam generating units of heavy metals, including mercury, which we expect to drive significant incremental demand for powdered activated carbon starting in 2014.

Efficient Manufacturing and Scalable Expansion Capabilities

We believe our established manufacturing experience and technical expertise enable us to bring facilities on line at a lower cost and more quickly than our competitors. We increased global production capacity by 28% from 2009 to 2010, in response to an increase in contract-based demand for activated carbon for mercury removal in North America, and global production capacity increased an additional 10% in 2011. For example, we opened new production lines in Marshall, Texas in 2009 and 2011 and at our Canadian facilities in 2010. We have incorporated the knowledge gained in prior expansions in our model for future production lines, thereby reducing cost and time to construct. In addition, we have flexibility to increase capacity further in a timely and efficient manner in response to anticipated growth in contract-based demand. We believe we can expand production with moderate increases in total personnel and total overhead costs, representing further evidence of our significant economies of scale.

Cost-Effective Access to Strategic Raw Materials

Because activated carbon is a crucial component of our customers’ operations, our ability to provide an uninterrupted supply is a key competitive advantage. When proximity to raw materials is strategically advantageous, we have set out to build production facilities that are located in close proximity to key raw material sources, in particular lignite. In addition, to facilitate timely delivery of our products, we have entered into long-term contracts with many leading global suppliers of raw materials and typically utilize multiple providers for key raw materials. We also maintain some engineering flexibility to use various materials to meet customer specifications in cases where certain commodity prices rise. In 2010, we renewed the agreement with our supplier of lignite to our Marshall, Texas facility and we have a strategic long-term lignite supply agreement with our joint venture counterparty in Canada that extends until at least 2021.

In addition to our lignite contracts with third-party suppliers, in 2009, we acquired all of our former joint venture partner’s interest in existing leases to lignite reserves near Marshall, Texas, where we are currently developing our own lignite mine. We expect the new lignite mine, which we expect will begin operations in 2014, will help ensure a reliable, cost-effective supply of one of the most important raw materials for our mercury removal activated carbons and hence reduce our reliance on external suppliers going forward.

Strong Management Team with Proven Track Record

Our management team has extensive relevant global industrial experience, with sales, marketing, engineering, scientific/technical, manufacturing, financial and administrative skills that are critical to the operation of our business. Our management team has proven its ability in delivering strong growth in revenues and operating profit margins amid recent challenging economic conditions. In addition, our management team has established a proven track record of successfully delivering market-leading products, efficiently completing plant expansions, building business strategies to support growth, securing attractive long-term contracts and implementing price increases in line with our strategy, as well as raising capital in public markets and implementing a capital structure most appropriate for the overall business strategy.

Our Business Strategy

Since 2008, we have increased our revenues at a compound annual growth rate of approximately 9% through the successful execution of our business plan. Our business benefits from several core growth drivers, including:

•	regulatory developments that increase the need for purification technologies;

•	long-term population growth and aging populations;

•	rising levels of gross domestic product, wealth creation in emerging markets and broader urbanization trends; and

•	growth in industrial production and manufacturing expansion globally.

In order to best serve our customers and expand our business, we leverage these growth drivers by pursuing the following strategies:

Maintain Position as a Leader in the Mercury Removal Market

Mercury removal from emissions is an important regulatory focus in the United States and Canada and is drawing increased interest from the United Nations and regulators in the rest of the world. We plan to leverage our leading market position in mercury removal to capitalize on this anticipated growth and believe we are well positioned to take advantage of new opportunities expected to develop as a result of ongoing regulatory change. In addition to mercury removal for coal-fired utilities, we plan to use our product engineering expertise to serve future demand driven by recently issued U.S. emissions regulations for cement kilns and expected U.S. emission regulations for industrial boilers.

Capitalize on Other High-Growth Opportunities Driven by Global Regulatory Developments

We plan to leverage our innovative customer solutions and global supply chain capabilities to capitalize on new regulatory standards as they evolve worldwide. We expect evolving environmental and health and safety laws and regulations worldwide to drive strong growth in global demand. In addition to the fast-growing mercury removal market, other regulatory standards are anticipated to be phased in over the next several years, including those relating to the removal of disinfection byproducts in drinking water in the United States, the removal of contaminants from groundwater and surface water in the European Union and evaporative emissions controls in vehicles and other combustion engines. We expect these new standards, among others, will provide opportunities for robust growth in addition to the mercury removal market.

Continue to Focus on High-Margin Applications

High-margin applications in which we believe our products currently excel include washed activated carbons for the water, food and beverage industries and specialized activated carbons for the mercury removal market, the automotive industry and the production of herbicides. In addition, stringent purification standards have emerged in selected global markets for pharmaceutical raw materials, intermediates and finished products, another high-margin area. We believe we are well positioned to meet each of these growing areas of demand.

Drive Product Development and Solutions Innovation

We believe we will be able to maintain our strong brand reputation in the market through ongoing development of new solutions, processes and applications. We will further our reputation as an innovative technology leader through advanced systems solutions for our customers. We believe our specialized solutions and culture of innovation will enable us to maintain a market leading position in activated carbons across a range of high-margin applications globally.

Continue to Ensure a Cost-Efficient Raw Material Supply

Our current sourcing strategy for raw materials, a two-plus-one procurement strategy, involves the selection of primary and secondary suppliers with additional back-up suppliers continually being evaluated. We utilize a wide range of raw materials to diversify end-market applicability, unlike many other producers of activated carbons whose products, we believe, are made from one or two raw materials. We process materials that include lignite, peat, bituminous coal, wood and brown coal and have established long-term supply arrangements for each of these strategic raw materials. For the mercury removal market, in addition to our lignite contracts with third-party suppliers, in 2009, we acquired all of our former joint venture partner’s interest in existing leases to lignite reserves near Marshall, Texas, where we are currently developing our own lignite mine. We expect the new lignite mine will help ensure a reliable, cost-effective supply of one of the most important raw materials for our mercury removal activated carbons. In Canada, our joint venture’s lignite supply is secured through a long-term contract with our joint venture counterparty that extends until at least 2021.

Efficiently Expand Capacity to Meet Future Demand

To facilitate our expansion and to build additional flexibility into our strategic plan, we design production lines that we believe can be easily and efficiently replicated based on our prior experience. We have incorporated the knowledge we gained in prior expansions in our model for future production lines, thereby reducing cost and time to construct. We expanded production capacity at our largest facility in Marshall, Texas by approximately 37% with the addition of a new production line in 2009 to meet rising demand for mercury removal solutions. We invested approximately $36 million in that expansion, which was completed in 15 months. The production capacity increased by approximately 27% in 2011 with the addition of another new production line in Marshall, Texas, which cost approximately $44.0 million (which includes inflation, particularly steel, improvements and additional infrastructure), was completed in less than 15 months, and came on line in November 2011. In addition, four additional production lines for the Marshall, Texas facility have received permitting approvals. In total, we estimate that these four new lines would approximately double production capacity at our Marshall, Texas facility. We believe we currently have sufficient production capacity to meet anticipated short- to medium-term customer demand and have positioned ourselves to add significant capacity quickly as contract-based demand grows. With customer contract terms typically one year or more, and with our role consulting many utility customers as they plan to meet regulatory standards, we can anticipate when additional capacity may be needed approximately twelve months in advance. This allows us to build additional production lines without forgoing any significant potential revenue opportunities. In 2010, we completed construction of our Canadian joint venture facility near the U.S. border with one initial production line, and have designed plans and secured permitting approvals for expansion to a total of up to four additional production lines as needed to meet demand.

Optimize Global Supply Chain to Enhance Customer Service

Activated carbon is a crucial component of our customers’ operations and therefore our ability to provide an uninterrupted supply is critical to their businesses. We foster close cooperation among our North American and European production facilities in order to coordinate our global production facilities and distribution network in an effort to provide an uninterrupted supply chain, to the extent we are able to continue to access a consistent supply of raw materials. For example, we balance the supply between our Canadian joint venture facility, strategically located just north of the U.S. border, and our Marshall, Texas facility in order to better service our North American customers. To shorten delivery times, we built a storage and transloading railcar terminal near St. Louis, Missouri and leased a transloading facility in Philadelphia, Pennsylvania. We plan to continue to develop strategically located production facilities and transloading and storage terminal facilities. Our global distribution network also facilitates sales in developing countries such as Brazil, Russia, India and China, primarily through agents and distributors, as we do not manufacture products in all of those regions.

Risks We Face

There are a number of risks you should consider before buying our ordinary shares. These risks are discussed more fully in the section entitled “Risk Factors” beginning on page 15. These risks include, but are not limited to:

•	Our financial results could be materially adversely affected by an interruption of supply of raw materials.

•	Increases in the prices of raw materials could materially adversely affect our financial results.

•	A disruption or delay in production at one of our existing, new or planned production facilities could have a material adverse effect on our financial results.

•

Uncertainty as to the future of existing and planned environmental and health and safety laws and regulations, as well as delays of or changes to these laws and regulations, could have a material adverse effect on demand for our products and services.

Our History

We began production of activated carbon in Zaandam, The Netherlands in 1918 as N.V. Algemeene Norit Maatschappij. In 1924, we acquired our activated carbon production facility at Klazienaveen, The Netherlands. In 1933, we formed American Norit, Inc. to produce and sell activated carbon in the United States. In 1985, we acquired a production plant and lignite mine in Marshall, Texas, which had been operational since 1922.

The Norit Group historically had two divisions, Activated Carbon and Clean Process Technology, or CPT. The CPT business developed purification components and equipment for the water and beverage industries and was sold in May 2011 to a wholly owned subsidiary of Pentair Inc., and has been carved out from the Activated Carbon business carve out combined and consolidated financial statements presented elsewhere in this document. From an operational standpoint, the Activated Carbon and CPT businesses were managed and operated largely independently. As of May 2011, we are a global purification company focused solely on activated carbon.

In June 2011, the Norit Group completed a legal reorganization pursuant to which (i) certain legal entities of the Activated Carbon business that were not our legal subsidiaries were reorganized to become our legal subsidiaries and (ii) certain administrative responsibilities not related to the Activated Carbon business that were previously performed by us are no longer performed by us.

The Equity Sponsors

In 2007, funds managed by Doughty Hanson & Co Managers Limited, collectively Doughty Hanson, purchased an approximately 81% interest in the Norit Group, with certain current and former members of our management and an affiliate of Euroland Investments B.V., collectively Euroland Investments, acquiring the remaining approximately 19% interest. Following the consummation of this offering, Doughty Hanson will own approximately     % of the Company and Euroland Investments will own approximately     % of the Company.

Doughty Hanson

The Doughty Hanson group is, inter alia, a leading private equity group specializing in investments in mid-market businesses headquartered in Europe and North America. The Doughty Hanson group was founded in 1985 and is based in London, United Kingdom, with additional offices across Europe and the United States. Private equity funds managed by the Doughty Hanson group typically invest between €100 million and €300  million in companies with enterprise values between €250 million and €1 billion.

Euroland Investments

Euroland Investments is a small private equity firm with a focus on leveraged buyouts of small- to medium-sized companies. Euroland Investments was founded in 2002 and is based in The Netherlands.

Corporate Information

Norit N.V. is a Dutch public company with limited liability. Our principal executive offices are located at Nijverheidsweg-Noord 72, 3812 PM Amersfoort, The Netherlands. The telephone number of our principal executive offices is +31 33 4648911. Our office in the United States is located at 3200 University Avenue, Marshall, Texas 75670, and the telephone number is 903-923-1022. We maintain a website at www.norit.com. Information contained on our website does not constitute a part of this prospectus.

The Offering

Ordinary shares offered	ordinary shares.

ordinary shares, if the underwriters exercise in full their option to purchase additional ordinary shares.

Ordinary shares to be outstanding immediately following the offering	ordinary shares.

ordinary shares, if the underwriters exercise in full their option to purchase additional ordinary shares.

Use of proceeds	We expect the net proceeds from the sale of ordinary shares in this offering to be $ million ($ million if the underwriters exercise in full their option to purchase additional ordinary shares). We intend to use the net proceeds from this offering to repay up to $ million of the $ million currently outstanding under a new credit facility we entered into in July 2011, or the 2011 credit facility, with any remaining net proceeds for working capital and general corporate purposes. See “Use of Proceeds.”

Dividends	Following the completion of this offering, we have no current plans to pay any dividends. Future dividends, if any, will be at the discretion of our board of directors and will be subject to Dutch legal restrictions and requirements.

NYSE listing	We will apply to have our ordinary shares approved for listing on the New York Stock Exchange, or NYSE, under the symbol “NRIT.”

Risk factors	You should read and consider the information set forth under the heading “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

Unless we specifically state otherwise in this prospectus, the number of our ordinary shares to be outstanding immediately following the offering is based on                  shares outstanding as of                     , 2012 and:

•	excludes ordinary shares issuable upon exercise of outstanding options or other convertible securities;

•	excludes ordinary shares reserved for future issuance under our incentive plans;

•	includes outstanding restricted ordinary share awards;

•	excludes ordinary shares issuable if the underwriters exercise in full their option to purchase additional ordinary shares; and

•

includes                  ordinary shares to be issued upon the settlement of the outstanding shareholder loans (comprised of cumulative preferred equity certificates and cumulative preferred shares) held by Doughty Hanson and Euroland Investments, which is currently expected to take place on or prior to the completion of this offering, based on an assumed initial public offering price of $                 per ordinary share, the midpoint of the price range set forth on the cover of this prospectus.

SUMMARY CARVE OUT COMBINED AND CONSOLIDATED HISTORICAL FINANCIAL AND OTHER INFORMATION

The tables below present our summary carve out combined and consolidated historical financial and other data as at December 31, 2007, 2008, 2009, 2010 and 2011, for the periods January 1, 2007 to June 30, 2007, July 1, 2007 to December 31, 2007, and for each of the years ended December 31, 2008, 2009, 2010 and 2011.

The summary carve out combined and consolidated historical financial data as at December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 have been derived from our audited carve out combined and consolidated financial statements, which are included elsewhere in this prospectus. These financial statements have been carved out from the Norit Group’s historical accounting records. We derived the financial data as at December 31, 2007 and for the periods January 1, 2007 to June 30, 2007 and July 1, 2007 to December 31, 2007 from our unaudited, and the financial data as at December 31, 2008 and 2009 and for the year ended December 31, 2008 from our audited, carve out combined and consolidated financial information for those periods, which are not included in this prospectus. The summary carve out combined and consolidated financial information for all periods presented below has been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

On June 29, 2007, Doughty Hanson and Euroland Investments completed the acquisition, or the 2007 Acquisition, of the Norit Group businesses from Gilde Buy Out Partners and Euroland Investments, including the businesses that comprise the Activated Carbon business of the Norit Group. The balance sheet and statement of operations data as at and for all periods beginning on or after July 1, 2007 through June 30, 2011 presented below have been carved out of the Norit Group and include the financial condition, results of operations and cash flows for the Activated Carbon business of the Norit Group on a successor basis, giving effect to the 2007 Acquisition, which we refer to as the successor. The balance sheet data as at December 31, 2011 are presented on a consolidated basis following the legal reorganization of the Activated Carbon business, effective June 30, 2011. The statement of operations data for the period prior to July 1, 2007 has been carved out of the Norit Group and includes the financial condition and results of operations for the Activated Carbon business of the Norit Group on a predecessor basis, which we refer to as the predecessor. The predecessor basis reflects the carrying value of the Activated Carbon business of the Norit Group at the pre-2007 Acquisition basis. Financial information for the successor and predecessor has been separated by a vertical line on the face of the statement of operations data and the other financial and operating data to identify the different bases of accounting.

We have presented the Activated Carbon business on a carve out combined basis throughout this document. We have determined that this presentation reflects the business most appropriately based on several factors, including (1) the Activated Carbon business has historically been managed autonomously from the other Norit Group businesses and has dedicated commercial and operational personnel responsible for the results of its operations who do not have responsibilities or decision making abilities for the other businesses of the Norit Group, (2) the Activated Carbon business did not share more than incidental common facilities and administrative costs with the other Norit Group businesses and (3) the Activated Carbon business does not and will not have material guarantees or commitments to other historical businesses of the Norit Group.

The carve out combined and consolidated financial information may not necessarily be indicative of the Activated Carbon business’ financial position, results of operations or cash flows had the Activated Carbon business operated as a separate entity during the periods presented, or of our financial position, results of operations or cash flows for future periods.

You should read the following summary carve out combined and consolidated historical financial and other information in conjunction with “Selected Carve Out Combined and Consolidated Historical Financial and Other Information” and “Operating and Financial Review and Prospects,” and our carve out combined and consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor	Successor	Successor
	January 1, 2007 Through June 30, 2007	July 1, 2007 Through December 31, 2007	Year Ended December 31,
			2008	2009	2010	2011
	Unaudited	Unaudited
	(In thousands, except per share data)
Statement of Operations Data:
Total revenues	$111,052	$120,680	$281,040	$304,080	$329,855	$360,321
Cost of goods sold (exclusive of depreciation shown below)	79,796	95,370	196,337	199,008	214,996	231,559
Depreciation expense	6,018	12,449	27,185	23,371	20,098	24,919
Amortization expense	—	5,198	7,987	7,728	7,590	7,755
Selling, general and administrative expense	12,252	11,397	29,448	34,276	41,655	40,210
Research and development expense	630	744	1,901	2,324	3,148	2,772
Other (income)	—	—	—	—	—	(32,767)

Total operating expenses	98,696	125,158	262,858	266,707	287,487	274,448

Income (loss) from operations	12,356	(4,478)	18,182	37,373	42,368	85,873
Interest expense, net	3,292	14,972	28,756	20,227	11,190	86,132

Income (loss) from operations before income from equity investments and income taxes	9,064	(19,450)	(10,574)	17,146	31,178	(259)
Income (loss) from equity investments	(140)	27	121	1,051	921	1,463
Income tax expense (benefit)	1,333	(5,983)	(2,163)	7,039	10,623	6,916

Net income (loss)	$7,591	$(13,440)	$(8,290)	$11,158	$21,476	$(5,712)

Net income (loss) attributable to:
Norit	$7,591	$(13,440)	$(8,290)	$11,233	$22,024	$(8,462)
Non-controlling interests	$—	$—	$—	$(75)	$(548)	$2,750

Earnings (loss) per share:
Basic and diluted	$0.82	$(1.45)	$(0.90)	$1.21	$2.38	$(0.92)
Weighted average shares outstanding	9,248	9,248	9,248	9,248	9,248	9,248

	As at December 31,
	2007	2008	2009	2010	2011
	Unaudited
		(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,254	$32,357	$55,581	$44,928	$16,732
Working capital(1)	62,794	76,965	128,507	105,730	103,447
Total assets	620,262	653,336	765,135	808,176	823,239
Total liabilities	407,577	457,860	464,234	448,300	774,101
Total parent company equity	212,684	195,476	282,385	321,335	11,907
Non-controlling interest	—	—	18,516	38,541	37,231

	Predecessor	Successor
	January 1, 2007 Through June 30, 2007	July 1, 2007 Through December 31, 2007	Year Ended December 31,
			2008	2009	2010	2011
	Unaudited	Unaudited
Other Financial and Operating Data:
Capital expenditures (in thousands)	$11,592	$11,035	$44,760	$82,973	$64,643	$68,477
Sales volume of activated carbon (million lbs) (unaudited)	110	109	214	218	268	284

	Year Ended December 31,
	2008	2009	2010	2011
	Unaudited
	(In thousands)
Non-GAAP Financial Measures(2):
Adjusted EBITDA(3)	$53,354	$68,472	$70,056	$118,547
Adjusted income from operations	39,413	52,172	50,458	93,941
Adjusted net income (loss)	6,672	21,465	26,671	(553)

(1)	We define working capital as current assets less current liabilities. Working capital includes cash and cash equivalents. The increase in working capital was driven primarily by cash transfers provided by the Norit Group to fund production facility expansions, as well as increases in finished goods inventories to supply increased customer demand.
(2)	See “—Non-GAAP Financial Measures” below.
(3)	Adjusted EBITDA also corresponds to the measure used for segment reporting. See note 17 to our carve out combined and consolidated financial statements.

Non-GAAP Financial Measures

In addition to providing results that are determined in accordance with U.S. GAAP, we have provided certain financial measures that are not in accordance with U.S. GAAP. Adjusted EBITDA, adjusted income from operations and adjusted net income are non-GAAP financial measures.

We believe Adjusted EBITDA, adjusted income from operations and adjusted net income (loss) provide investors with helpful information with respect to our operations. Adjusted EBITDA represents net income (loss) before income tax expense (benefit), interest expense, net, depreciation expense and amortization expense, as further adjusted to exclude income (loss) from equity investments. Adjusted EBITDA is used by management to evaluate our operating performance. Adjusted income from operations represents operating income adjusted to remove the impact on operating income of the step up in property, plant and equipment, intangibles and inventory at the time of the 2007

Acquisition on July 1, 2007, and adjusted net income (loss) represents net income (loss) adjusted to remove the impact on net income of this step up. In addition to their use to monitor performance trends, adjusted income from operations and adjusted net income provide management with a metric that is more closely comparable to certain measures used by other companies, including those with different capital structures and depreciation policies. The use of Adjusted EBITDA, adjusted income from operations and adjusted net income (loss) have limitations, and you should not consider Adjusted EBITDA, adjusted income from operations or adjusted net income (loss) in isolation from or as a substitute for U.S. GAAP measures such as net income (loss).

Reconciliations of net income (loss), the most directly comparable U.S. GAAP financial measure, to Adjusted EBITDA, adjusted income from operations and adjusted net income (loss) are presented in the reconciliation tables below:

Reconciliation of Net Income (Loss) to Adjusted EBITDA

	Year Ended December 31,
	2008	2009	2010	2011
	(In thousands)
Net (loss) income	$(8,290)	$11,158	$21,476	$(5,712)
Income tax (benefit) expense	(2,163)	7,039	10,623	6,916
Interest expense, net	28,756	20,227	11,190	86,132 (1)
Depreciation expense	27,185	23,371	20,098	24,919
Amortization expense	7,987	7,728	7,590	7,755

EBITDA	$53,475	$69,523	$70,977	$120,010
(Income) from equity investments	(121)	(1,051)	(921)	(1,463)

Adjusted EBITDA	$53,354	$68,472	$70,056	$118,547

(1)	Reflects interest expense totaling approximately $32.8 million and $12.8 million recognized on the shareholder loans and the 2011 credit facility, respectively, and a foreign exchange loss of approximately $27.5 million on the U.S. dollar denominated term loan facility that is part of the 2011 credit facility and for which the borrower is a subsidiary of the Company with a Euro functional currency.

Reconciliation of Net Income (Loss) to Adjusted Income from Operations and

Adjusted Net Income (Loss)

	Year Ended December 31,
	2008	2009	2010	2011
	(In thousands)
Net (loss) income	$(8,290)	$11,158	$21,476	$(5,712)
Income tax (benefit) expense	(2,163)	7,039	10,623	6,916
(Income) from equity investments	(121)	(1,051)	(921)	(1,463)
Interest expense, net	28,756	20,227	11,190	86,132

Income from operations	$18,182	$37,373	$42,368	$85,873
Add back additional expenses incurred as a result of the step up in the basis of assets acquired at July 1, 2007:
Depreciation of property, plant and equipment	13,244	7,071	500	313
Amortization of intangibles	7,987	7,728	7,590	7,755

Adjusted income from operations	$39,413	$52,172	$50,458	$93,941

Interest expense, net	$28,756	$20,227	$11,190	$86,132
(Income) from equity investments	(121)	(1,051)	(921)	(1,463)
Adjusted income tax expense	4,106	11,531	13,518	9,825

Adjusted net income (loss)	$6,672	$21,465	$26,671	$(553)

RISK FACTORS

Any investment in our ordinary shares involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information contained in this prospectus, before making an investment in our ordinary shares. Any of the risk factors described below could materially adversely affect our business, results of operations or financial condition, which may lower the trading price of our ordinary shares. You may lose all or part of your investment.

Risks Relating to Our Business

Our financial results could be materially adversely affected by an interruption of supply of raw materials.

We are dependent on a variety of raw materials (including intermediates, sourced carbons and other components) that support our manufacturing activities. Our ability to meet our customers’ needs depends heavily on an uninterrupted supply of these materials. We purchase raw materials globally from a wide range of suppliers. Although we source strategic raw materials from multiple suppliers whenever possible and have instituted back-up procedures or contracted with a secondary supplier for any raw material that is sourced primarily from one location or supplier, production problems, lack of capacity, breach of contractual obligations by our third-party suppliers, changes in their financial or business condition or planned and unplanned shutdowns of their production facilities that affect their ability to supply us with raw materials that meet our specifications, or at all, could disrupt our ability to supply products to our customers. In addition, interruptions in raw material supply caused by events outside our suppliers’ control, such as mine accidents, labor disputes or transportation disruptions, could also disrupt our ability to meet customer demand. These supply disruptions could cause us to miss deliveries and breach our contracts, which could damage our relationships with our customers and subject us to claims for damages under our contracts. If any of these events were to occur for more than a temporary period, we may not be able to make arrangements for transition supply and qualified replacement suppliers on terms acceptable to us or at all, which could have a material adverse effect on our business and financial results.

Increases in the prices of raw materials could materially adversely affect our financial results.

If the prices we have to pay for raw materials under our existing supply contracts or under replacement supply contracts increase, we could face significantly higher production costs. Although our long-term supply contracts typically provide for a specific price and a price indexation, increases in raw material prices could adversely affect our ability to renew these contracts on similar terms or at all. Similarly, increases in raw material prices could adversely affect our ability to enter into shorter-term supply agreements at favorable prices. We may not be able to pass through price increases to our customers, which could have a material adverse effect on our financial results.

A disruption or delay in production at one of our existing, new or planned production facilities could have a material adverse effect on our financial results.

If one of our production facilities were to cease production unexpectedly in whole or in part, or a new or planned facility were to experience significant delays in construction or commencing production, our sales and financial results could be materially adversely affected. Such a disruption could be caused by a number of different events, including:

•	maintenance outages;

•	prolonged power failures;

•	equipment failures or malfunctions;

•	fires, floods, tornadoes, earthquakes or other catastrophes;

•	potential unrest or terrorist activity;

•	labor difficulties; or

•	other construction, design or operational problems, including those related to the granting, or the timetable for granting, of permits.

If any of these or other events were to result in a material disruption of our current manufacturing operations, or a significant delay in construction or production at a new or planned facility, production of our products may be delayed and our ability to meet our production capacity targets and satisfy customer requirements may be materially adversely affected or we may be required to recognize impairment charges, any of which could have a material adverse effect on our financial results. In addition, a prolonged shutdown of any of our production facilities could cause us to miss deliveries and breach our contracts, which could damage our relationships with our customers and subject us to claims for damages under our contracts. Any of these events could have a material adverse effect on our business and financial results.

Uncertainty as to the future of existing and planned environmental and health and safety laws and regulations, as well as delays of or changes to these laws and regulations, could have a material adverse effect on demand for our products and services.

Our strategic growth initiatives rely significantly upon the enactment of restrictive environmental and health and safety laws and regulations, particularly those that would require industrial facilities to reduce the quantity of air and water pollutants they release. If stricter regulations are delayed, are not enacted as proposed, are enacted but subsequently repealed or amended to be less strict or are enacted with prolonged phase-in periods, demand for our products and services could be materially adversely affected and we may not be able to meet sales growth and return on invested capital targets, which could materially adversely affect our financial results.

For example, a significant market driver for our mercury removal products and services is the U.S. regulation of hazardous air pollutants emitted by coal-fired utilities. In December 2011, the EPA signed a final rule implementing mercury and air toxics standards for power plants that will reduce emissions from new and existing coal and oil-fired electric utility steam generating units of heavy metals, including mercury. The Clean Air Act allows power plants three years to comply and state permitting authorities can also grant an additional year as needed for technology installation. The EPA expects the grant of an additional year to be broadly available. In addition, the compliance deadline for industrial boilers was recently delayed pending judicial review or EPA consideration. We are unable to predict with certainty when and how these new standards will affect demand for our products. Changes to or delays in implementing federal mercury emission standards could reduce or delay an expected increase in future demand, which could have a material adverse effect on our business and financial results. Further, rescission of existing U.S. state mercury control legislation or permitting requirements in the absence of U.S. federal mercury reduction regulation could have a material adverse effect on our business and financial results. See “Business— Regulatory Developments—North America—Control of Mercury Emissions at Coal-Fired Utilities” and “—Industrial Boilers.”

On the other hand, increased costs to utilities and other potential customers in complying with environmental regulations could limit production and reduce or delay an expected increase in demand, which could also have a material adverse effect on our business and financial results.

Volatility in the supply or cost of energy could have a material adverse effect on our financial results.

The availability of energy and related inputs from utilities could be volatile and could be affected by political, economic and regulatory conditions that are outside our control. We utilize electricity and natural gas as key components in our activated carbon manufacturing process and have annual or multi-year contracts for the supply of utilities at all of our manufacturing facilities. If shortages or restrictions on delivery of electricity or natural gas occur, production at our activated carbon facilities could be reduced, which could result in missed deliveries or lost sales and have a material adverse effect on our financial results. We are also exposed to fluctuations in energy costs. We may not be able to pass through energy cost increases to our customers, which could have a material adverse effect on our financial results.

We may be required to spend more on capital investments than we anticipate.

Our capital expenditures were $68.5 million in 2011. We expect 2012 capital expenditures to decrease from 2011 levels by approximately 60% primarily due to the completion of our capacity expansion in 2011 in North America. However, our capital expenditures may be significantly higher if our estimates of future capital investments are incorrect and may increase substantially if we are required to undertake actions to comply with new regulatory requirements or compete with new technologies. It may also be necessary to expand production capacity at a rate greater than our estimates if demand for our products exceeds our estimates. We may not have the capital to undertake these capital investments. If we are unable to obtain sufficient capital at a reasonable cost or at all, we may not be able to expand production sufficiently to take advantage of changes in the marketplace.

Disclosure of our trade secrets and other proprietary information, or a failure to adequately protect these or our other intellectual property rights, could result in increased competition and have a material adverse effect on our business and financial results.

Our ability to compete effectively depends in part on our ability to obtain, maintain and protect our trade secrets, proprietary information and other intellectual property rights. We rely on a combination of trade secret, patent, trademark and copyright laws, as well as contractual restrictions and physical security measures, to protect our proprietary information and other intellectual property rights.

Where we believe patent protection is not appropriate or obtainable, we rely on trade secret laws and practices to protect our proprietary technology and processes, including physical security, limited dissemination and access and confidentiality agreements with our employees, customers, consultants, business partners, potential licensees and others, to protect our trade secrets and other proprietary information. However, trade secrets are difficult to protect, and courts outside the United States may be less willing to protect our trade secrets. There can be no assurance that our protective measures will effectively prevent disclosure or unauthorized use of proprietary information or provide an adequate remedy in the event of misappropriation, infringement or other violations of our proprietary information and other intellectual property rights.

Existing laws afford only limited protection for our intellectual property rights. Despite our efforts, we may not be able to protect some of our technology, or the protection that we receive may not be sufficient. We face additional risks that our protective measures, including our patents and trademarks, could prove to be inadequate, including:

•	the steps we take to prevent circumvention, misappropriation or infringement of our proprietary rights may not be successful;

•	confidentiality agreements may be intentionally or unintentionally breached, be deemed unenforceable or not provide adequate recourse against the disclosing party;

•	intellectual property laws may not sufficiently support our proprietary rights or may change in the future in a manner adverse to us;

•	patent or trademark rights may not be granted or construed as we expect, or may be challenged, narrowed or invalidated;

•	intellectual property protection, including patents, may lapse or expire which may result in key technology becoming widely available which may hurt our competitive position;

•	effective protection of intellectual property rights may be unavailable or limited in some countries in which we operate or plan to do business;

•	third parties may independently develop or obtain comparable information and technology, and in some jurisdictions, obtain intellectual property protection for such technology; and

•	third parties may commercialize our products or services in countries in which we do not have adequate intellectual property protection.

From time to time, we may seek to enforce our intellectual property and proprietary rights against third parties. Policing unauthorized use of intellectual property can be difficult and expensive. We may not be successful in our attempts to enforce our intellectual property rights against third parties. Any such litigation may result in substantial diversion of financial and management resources and, if decided unfavorably to us, could have a material adverse effect on our business and financial results.

Third parties may claim that our products or processes infringe their intellectual property rights, which may cause us to pay unexpected litigation costs or damages or prevent us from selling our products or services.

It is our intention to avoid infringing, misappropriating, or otherwise violating the intellectual property rights of others. However, we cannot be certain that the conduct of our business or our products or processes do not infringe or otherwise violate these rights. From time to time, we may become subject to legal proceedings, including allegations and claims of alleged infringement or misappropriation by us of the patents and other intellectual property rights of third parties. As our business expands and faces increasing competition, the number of such claims may grow. In addition, attempts to enforce our own intellectual property claims may subject us to counterclaims that our intellectual property rights are invalid, unenforceable or are licensed to the party against whom we are asserting the claim or that we are infringing that party’s alleged intellectual property rights.

Legal proceedings involving intellectual property rights, regardless of merit, are highly uncertain and can involve complex legal and scientific analyses, can be time consuming, expensive to litigate or settle, and can significantly divert resources. Our failure to prevail in such matters could result in loss of intellectual property rights or judgments awarding substantial damages and injunctive or other equitable relief against us. If we were to be held liable or discover or be notified that our products or processes potentially infringe or otherwise violate the intellectual property rights of others, we may face a loss of reputation, may not be able to exploit some or all of our intellectual property rights or technology, and may need to obtain licenses from third parties or substantially re-engineer our products or processes in order to avoid infringement. We might not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to re-engineer our products or processes successfully or cost effectively and these efforts may cause us to delay or stop selling and marketing our products, processes or services.

Any of the foregoing may require considerable effort and expense, result in substantial increases in operating costs, delay or inhibit sales, and may preclude us from effectively competing in the marketplace, which in turn could have a material adverse effect on our business and financial results.

Compliance with environmental and other laws and regulations could result in significant costs and liabilities.

The operation and expansion of our manufacturing facilities and the development of the lignite mine near Marshall, Texas are subject to strict environmental laws and regulations at the federal, state, provincial and local level in various jurisdictions, and over the next several years we expect we and the industry in general will become subject to new or more stringent environmental requirements. These laws and regulations generally require us to obtain and comply with various environmental registrations, licenses, permits, inspections and other approvals. Under certain environmental, health and safety laws, we could be held responsible for any and all liabilities and consequences arising out of past or future releases of hazardous materials, human exposure to these substances and other environmental damage, in some cases, without regard to fault. A number of our facilities have been in industrial use for many years and have or may have contamination. As such, obligations to investigate or remediate contamination may be imposed on us in the future, for example, in the event of a change at any facility such as a closure or sale of that facility. The discovery of contamination at any of our current or former sites or at locations at which we dispose of waste may expose us to clean-up expenditures and other damages imposed by government agencies. In addition, private parties may have the right to pursue legal action to enforce compliance as well as to seek damages for non-compliance with such laws and regulations or for personal injury or property damage. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage in the event an environmental claim is made against us.

Our operations emit carbon dioxide and other greenhouse gases. In the European Union, industrial carbon dioxide emissions are regulated under the European Union Emissions Trading Scheme, or EU ETS, an EU-wide trading system that is designed to become progressively more stringent over time, including by reducing the number of allowances for emissions of carbon dioxide allocated without charge by EU member states. A number of other legislative and regulatory measures to address greenhouse gas emissions, including the Kyoto Protocol and proposed and current legislative and regulatory initiatives in the United States, are in various phases of implementation or discussion. The systems and measures could result in increased costs for us to install new controls to reduce hazardous air emissions from our facilities, to purchase air emissions credits or allowances or to monitor and inventory greenhouse gas emissions from our operations.

Even though we devote considerable efforts to comply with environmental laws, regulations and permits, there can be no assurance that our operations will at all times be in compliance with them. The enactment of new environmental laws and regulations, the more stringent interpretation or enforcement of existing requirements or the imposition of liabilities under environmental laws could force us to incur costs for compliance, capital upgrades or liabilities relating to damage claims or limit our current or planned operations, any of which could have a material adverse effect on our business and financial results. In 2011, we incurred less than $0.1 million of environmental remediation costs and our capital expenditures in our existing operations to comply with environmental laws and regulations were approximately $1.5 million. Approximately half of the cost of new production lines is related directly or indirectly to compliance with environmental regulations.

Our operations are subject to various litigation risks that could increase our expenses and have a material adverse effect on our business and financial results.

The nature of our operations exposes us to possible litigation claims, including environmental damage and remediation, intellectual property, workers’ compensation and other employee-related matters, insurance coverage and property rights and easements. Any claim could be adversely decided against us, which could have a material adverse effect on our business and financial results. Similarly, the costs associated with defending claims could dramatically increase our expenses as litigation is often very expensive, divert management’s attention and impact our profitability. If we become involved in any litigation, we may be forced to direct our resources to defending or prosecuting the claim, which in turn could have a material adverse effect on our business and financial results.

We may not be able to keep up with competitive changes affecting our industry.

The activated carbon market is characterized by evolving industry and end-market standards, changing regulation, frequent enhancements to existing products, services and technologies, introduction of new products and services and changing customer demand, all of which can result in unpredictable product transitions, shortened lifecycles and increased importance of being first to market with new products and services. The success of our new products and services depends on their initial and continued acceptance by our customers. If we are not able to anticipate changes or develop and introduce new and enhanced products and services that are accepted by our customers on a timely basis and compete with new technologies, our ability to remain competitive may be adversely affected. In addition, we may experience difficulties in the research, development, production or marketing of new products and services, which may delay us in bringing new products or services to market and prevent us from recouping or realizing a return on our investments. Any of the foregoing could have a material adverse effect on our business and financial results.

Our industry is highly competitive, and if we are unable to compete effectively with existing competitors, or with new entrants, our business and financial results could be materially adversely affected.

We compete on a global basis with producers and importers of activated carbon. Our business faces significant competition from a small number of global industry participants and several regional competitors, including European, Chinese and other Asian producers of activated carbon, some of which may from time to time have revenues and capital resources exceeding ours, which they may use to develop more advanced or more cost-effective technologies, increase market share or leverage their distribution networks. In addition, new competitors and alliances may emerge to take market share away from us. Our competitive position in the markets in which we operate depends upon the relative strength of these competitors in these markets and the relative resources they devote to competing in those markets. We could experience reduced sales and loss of market share, which could have a material adverse effect on our business and financial results.

Development of competitive technologies could materially adversely affect our business and financial results.

Activated carbon is utilized in various applications as a cost-effective solution to address our customers’ needs. If other competitive technologies or alternative processes or combinations of technologies or processes, such as alternate sorbents, resins, certain types of membranes, ozone and ultraviolet, are advanced to the stage at which they could compete on a cost-effective basis with activated carbon technologies, we could experience a decline in demand for our products and services, which could have a material adverse effect on our business and financial results.

Competitive technologies and new regulations may also affect our customers, and therefore us. For example, a shift away from coal-burning technology due to environmental trends and regulations or new technologies could diminish future demand for our mercury removal products, which could have a material adverse effect on our business and financial results.

Reduction or elimination of tariffs placed on U.S. and European imports of Chinese or other foreign activated carbon could have a material adverse effect on our business and financial results.

We face pressure and competition in our U.S. and European markets from importers of low-cost activated carbon products. In some end markets, low-cost imports have become accepted as viable alternatives to our products because they are frequently sold at less than fair value in the market. If the amounts and acceptance of these low-cost imports increase, especially if they are sold at less than fair value, our financial results could be materially adversely affected by declines in our sales. In addition, sales of these low-cost imports may make it more difficult for us to pass through raw material and energy cost increases to our customers.

For example, Chinese activated carbon traders have from time to time attempted to export cheap activated carbon into the U.S. and European markets, causing prices and margins to erode. According to the Global Trade Tracker, imports of activated carbon from China represented approximately 22% and 47% of all activated carbon imports by volume into the United States and European Union, respectively, for the period January 2011 through December 2011. U.S. and EU regulatory agencies have enacted antidumping duties to limit these activities. However, the antidumping duties in the United States have been reduced and could be further reduced or eliminated, and the antidumping duties in the European Union may or may not be renewed beyond 2013, any or all of which could increase the volume of activated carbon imports in the United States and European Union and, therefore, reduce demand or pricing for our products and services, which could materially adversely affect our business and financial results. See “Business—Competition” for a description of recent developments in activated carbon antidumping controls.

Disagreements with labor unions or an inability to successfully negotiate new collective bargaining agreements upon expiration of existing agreements could have a material adverse effect on our business and financial results.

We have collective bargaining agreements in place covering approximately 37% and 82% of our full-time workforce in the United States and the rest of the world, respectively, as at December 31, 2011. The hourly personnel at our Klazienaveen and Zaandam facilities and the majority of our personnel in our Amersfoort office in The Netherlands are represented by three national labor organizations and are subject to an agreement until August 2013. We also have hourly employees at two facilities in the United Kingdom subject to an agreement that was renewed in August 2011 and will run until March 2013. The International Chemical Workers Union Local No. 130C represents the hourly personnel at our Marshall, Texas facility. The current contract with the International Chemical Workers Union Local No. 130C expires on January 31, 2016. We do not have a collective bargaining agreement with union employees at our Italian facility, but we are subject to the CCNL Chimico union agreement at a national level. Work stoppages as a result of disagreements with any of the labor unions, a failure to renegotiate any of the contracts as they expire or less efficient operations resulting from the need to rely on temporary labor could disrupt production and significantly increase production costs and could have a material adverse effect on our business and financial results.

We rely on key personnel and may be unable to attract and retain qualified personnel should the need arise, which could have a material adverse effect on our business and financial results.

Our ability to operate our business and implement our strategies effectively depends, in part, on the efforts of our executive officers and other key employees. Our management team has significant industry experience and would be difficult to replace. These individuals possess sales, marketing, engineering, scientific/technical, manufacturing, financial and administrative skills that are critical to the operation of our business. In addition, the market for engineers and other individuals with the required technical expertise to succeed in our business is highly competitive, and we may be unable to attract and retain qualified personnel to replace key employees should the need arise. The loss of the services of any of our key employees or the failure to attract or retain other qualified personnel could have a material adverse effect on our business and financial results.

We have significant operations in various foreign countries and, as a result, are subject to foreign exchange translation risk, which could have a material adverse effect on our financial results.

We conduct significant business operations in various foreign countries. Of our 2011 sales, approximately 51% were sales to customers outside the United States and Canada, and approximately 47% were denominated in currencies other than U.S. dollars. We generally conduct business in the local currency of the jurisdictions in which we operate. Those local currencies are then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements. The exchange rates between some of these currencies and the U.S. dollar in recent years have fluctuated significantly and may continue to do so in the future. During the years ended December 31, 2009, 2010 and 2011, we recognized a loss of $1.8 million, a gain of $0.8 million and a loss of $0.5 million, respectively, in operating income due to foreign exchange translation. During the years ended December 31, 2009, 2010 and 2011, cumulative translation adjustments reduced our net assets by $1.3 million and $3.0 million and increased our net assets by $11.3 million, respectively. Changes in exchange rates, particularly the strengthening of the U.S. dollar, could significantly reduce our revenues and profitability from foreign subsidiaries or affiliates from one period to the next as local currency amounts are translated into fewer U.S. dollars.

We are unable to predict the impact of the continuing uncertainty in the U.S. and global economies on our business.

The U.S. and global economic conditions remain uncertain. Continuing concerns over the worldwide economic outlook, the availability and cost of credit, and the sovereign debt crisis have contributed to increased volatility in the global financial markets and commodity prices and diminished expectations for the global economy. In particular, developments in Europe have created uncertainty with respect to the ability of certain European countries to continue to service their sovereign debt obligations, which could result in further disruptions to the global economy and financial markets.

We are unable to predict the impact, severity and duration of these events. Continued uncertainty or a deterioration in the economic conditions affecting the businesses to which or geographic areas in which we sell our products could reduce demand for our products and result in a decrease in sales volume, which could have a material adverse effect on our financial results. Continued volatility and any disruption of financial markets in the United States, Europe and Asia could limit our customers’ ability to obtain adequate financing or credit to purchase our products or to maintain operations, and result in a decrease in sales volumes, which could have a material adverse effect on our business and financial results.

Our international operations expose us to political and economic uncertainties and risks, which could have a material adverse effect on our business and financial results.

We currently own, or participate through joint ventures or other investments in, production locations in the United States, Canada, Mexico, Brazil, The Netherlands, the United Kingdom and Italy, and operate sales offices globally. Of our 2011 sales, approximately 18% were sales to customers outside the United States, Canada and the European Union. There are a number of risks inherent in doing business in some of those areas, including, but not limited to, political and economic instability, adverse taxation consequences including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries, unexpected legal or regulatory changes, staffing difficulties and labor disputes, credit risk and financial conditions of local customers and distributors, nationalization of private enterprises by foreign governments, inflation, currency fluctuations, foreign exchange and investment restrictions, increased regulation, and quotas, tariffs and other protectionist measures. We may not be successful in developing and implementing policies and strategies to address these risks in a timely and effective manner at each location where we do business, which could have a material adverse effect on our business and financial results.

Our international operations are subject to political and economic risks for conducting business in corrupt environments.

Although most of our international business is currently in regions where the political and economic risk levels and established legal systems are similar to those in the United States, we also conduct business in developing countries, and we are focusing on increasing our sales in regions that are less developed, have less stable legal systems and financial markets and have experienced some degree of governmental corruption. These operations may present greater political, economic and operational risks than in the United States and similar political and economic systems. We emphasize compliance with the law but although we have established policies, procedures and ongoing employee training programs to promote compliance with global ethics and legal requirements such as the U.S. Foreign Corrupt Practices Act, or the FCPA, and the U.K. Bribery Act of 2010, or the Bribery Act, our employees may not adhere to our code of business conduct, other policies or rules and regulations. If we fail to enforce our policies and procedures properly or maintain internal accounting practices to accurately record our international transactions, we may be subject to regulatory sanctions. We could incur significant costs, including potential harm to our reputation, for investigation, litigation, civil or criminal penalties, fees, settlements or judgments for potential violations of the FCPA, the Bribery Act or other laws or regulations, which in turn could have a material adverse effect on our business and financial results.

If we experience a disruption of our information technology systems or cybersecurity attacks, or if we fail to successfully implement, continue to manage and integrate our information technology systems, it could harm our business.

Our information technology, or IT, systems are an integral part of our manufacturing processes. A disruption of our IT systems, whether caused by fire, storm, flood, telecommunications failures, physical or software break-ins, viruses or cybersecurity attacks, or any other events, could disrupt our customer service operations, delay invoicing and collections, result in shutdowns or slowdowns of parts of our operations and have a material adverse effect on our business and results of operations. Although we have implemented contingency plans, these plans may not allow us to operate at our current level of efficiency in the event of a serious disruption of our IT systems. If we do experience a disruption of our IT systems, and if our contingency plans are insufficient to allow us to continue our operations during that time, it could have a material adverse effect on our business and financial results.

We may be unable to prevent possible resale or transfer of our products to countries, governments, entities, or persons targeted by U.S. economic sanctions.

United States law generally prohibits U.S. persons from doing business with countries designated by the U.S. Department of State as state sponsors of terrorism and other countries and entities subject to economic sanctions, such as those administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, which we refer to collectively as the Designated Countries and include Iran, Cuba, Sudan, Syria and Myanmar. Historically, our non-U.S. offices have sold our products and services to customers in the Designated Countries on a limited basis and in compliance with applicable laws and regulations. In 2011, less than $0.1 million of our sales were to customers in Designated Countries and all such sales were in compliance with applicable laws and regulations. We do not believe our historical sales to the Designated Countries have been material to our business or financial results. In May 2010, we began implementing policies and procedures to cease sales of our products and services, directly or indirectly through distributors, to customers in Designated Countries. We expect our employees (including those in our non-U.S. offices) and distributors to fully comply with such policies and procedures by the time of offering, but our policies and procedures may not be effective in preventing all direct and indirect sales of our products and services to entities in the Designated Countries. The proceeds from this offering will not be used in connection with business involving the Designated Countries or other countries and parties subject to economic sanctions.

We are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to adopt or consider adopting laws, regulations or policies prohibiting or imposing reporting requirements on transactions with or investment in, or requiring divestment from, entities doing business with Designated Countries or other countries and entities subject to economic sanctions. If our policies and procedures are not effective in preventing all sales of our products and services to these countries, it is possible that these initiatives may result in our being unable to gain or retain entities subject to these kinds of prohibitions as customers or as investors in our ordinary shares. In addition, our reputation may suffer due to our association with these countries, which could have a material adverse effect on our business and financial results.

We depend on third parties for certain construction, maintenance, engineering, transportation, warehousing and logistics services.

We contract with third parties for certain services relating to the design, construction and maintenance of various components of our production facilities and other systems. If these third parties fail to comply with their obligations, we may experience delay in the completion of new facilities or expansions of existing facilities or the facilities may not operate as intended, which may result in delays in the production of our products and materially adversely affect our ability to meet our production capacity targets and satisfy customer requirements or we may be required to recognize impairment charges. In addition, production delays could cause us to miss deliveries and breach our contracts, which could damage our relationships with our customers and subject us to claims for damages under our contracts. Any of these events could have a material adverse effect on our business and financial results.

We also rely primarily on third parties for the transportation of the products we manufacture. In particular, a significant portion of the goods we manufacture are transported to different countries, which requires sophisticated warehousing, logistics and other resources. If any of the third parties that we use to transport products are unable to deliver the goods we manufacture in a timely manner, we may be unable to sell these products at full value, or at all, which could cause us to miss deliveries and breach our contracts, which could damage our relationships with our customers and subject us to claims for damages under our contracts. Any of these events could have a material adverse effect on our business and financial results.

Borrowing restrictions under the 2011 credit facility may make it difficult to fund the capital needed to complete our growth strategy.

In July 2011, we entered into the 2011 credit facility. This facility will require compliance with various affirmative and negative covenants, including limitations with respect to our ability to make loans, incur indebtedness, grant liens on our property, engage in certain mergers and acquisitions, dispose of assets and engage in certain transactions with our affiliates. These restrictions may prevent us from being able to borrow additional funds to meet our future capital needs. Alternate financing on terms acceptable to us may not be available. If our liquidity were to be constrained for more than a temporary period, we may need to either delay certain strategic growth projects or access higher cost capital in order to fund our projects. If we are unable to obtain sufficient capital at a reasonable cost or at all, we could, among other things, not be able to complete our capital investments, fail to meet customer demand for our products or miss deliveries of our products, any or all of which could have a material adverse effect on our business and financial results.

Declines in the operating performance of either of our business segments could result in an impairment of the segment’s goodwill.

As at December 31, 2011, we had combined goodwill of approximately $153.5 million recorded in our business segments. We test our goodwill on an annual basis or when an indication of possible impairment exists in order to determine whether the carrying value of our assets is still supported by the fair value of the underlying business. To the extent that it is not, we are required to record an impairment charge to reduce the asset to fair value. A decline in the operating performance of either of our business segments could result in a goodwill impairment charge, which could have a material adverse effect on our financial results.

Risks Relating to the Offering

Our ordinary shares have never been publicly traded, a trading market may not develop for our ordinary shares and holders may not be able to sell their ordinary shares.

Prior to this offering there has been no public market for our ordinary shares. The initial public offering price for our ordinary shares will be determined through negotiations with the underwriters and may bear no relationship to the price at which the ordinary shares will trade upon completion of this offering. You may not be able to resell our ordinary shares at or above the initial public offering price. Although we intend to apply to have our ordinary shares listed on the NYSE, an active trading market for our ordinary shares may never develop or may not be sustained following this offering. If an active market for our ordinary shares does not develop, it may be difficult to sell your ordinary shares or at all.

We have had limited operating history as a stand-alone business and we may be unable to operate profitably as a stand-alone company.

We have been a stand-alone business since the sale of the CPT business in May 2011. We now perform and support corporate functions for our business, including treasury, global financial reporting, tax administration, procurement and other services. We will have additional incremental expenses related to these functions now that we no longer have access to historical Norit Group operational and administrative infrastructure, which was disbanded in connection with the legal reorganization we completed in June 2011. Before the sale of the CPT business, we shared certain sales offices with other entities (including the CPT business) within the Norit Group. Simultaneously with the sale of the CPT business, agency and distribution agreements were put in place to secure ongoing sales support for us in those countries where the shared sales offices had been sold with the CPT business. If we do not have adequate systems and business functions in place, or are unable to obtain them from other providers, we may not be able to operate our business effectively or at comparable costs, and our profitability may decline. The successful future performance of our business will depend on our ability to function as an independent company, to finance our operations and to adapt our information systems to changes in our business. The carve out combined financial statements may not be indicative of our future performance and do not necessarily reflect what our combined results of operations, financial position and cash flows would have been had we operated as an independent business during the periods presented.

We expect the initial public offering price to be substantially higher than our net book value per ordinary share; you will incur immediate and substantial dilution on a net book value basis.

The initial public offering price of our ordinary shares will be substantially higher than the net book value per ordinary share of the ordinary shares outstanding immediately after the offering. Based on an assumed initial public offering price of $         per ordinary share, the midpoint of the price range set forth on the cover of this prospectus, and our net book value of $         per ordinary share as at                     , 2012, if you purchase our ordinary shares in this offering, you will suffer immediate dilution in net book value of approximately $         per ordinary share. See “Dilution.”

The price of our ordinary shares may be volatile following completion of this offering.

The price of our ordinary shares after this offering may be volatile and may fluctuate due to factors including, but not limited to, the risk factors set forth in this prospectus. Significant declines in the price of our ordinary shares could impede our ability to obtain additional capital, attract and retain qualified employees and reduce the liquidity of our ordinary shares. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market price for shares of similar or similarly staged companies. These broad market fluctuations may adversely affect the market price of our ordinary shares. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often brought class action securities litigation against that company. If we were to face such litigation, we could incur substantial costs and our management’s attention and resources could be diverted.

Doughty Hanson and Euroland Investments will control approximately     % and     %, respectively, of our ordinary shares after this offering, and this concentration of ownership may deter a change in control or other transaction that is favorable to our other shareholders.

Upon completion of this offering, funds managed by Doughty Hanson and Euroland Investments will beneficially own approximately     % and     %, respectively, of our ordinary shares outstanding (or approximately     % and     %, respectively, if the underwriters exercise in full their option to purchase additional ordinary shares). As a result, Doughty Hanson will effectively control most matters requiring our shareholders’ approval, including the election of directors. This concentration of ownership may also cause, delay, deter or prevent a change in control, and may make some transactions more difficult or impossible to complete without the support of these shareholders, regardless of the impact of a proposed transaction on our other shareholders.

We will bear increased costs as a result of becoming a publicly traded company.

Following this offering, we will become subject to the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Becoming a publicly traded company will increase our general and administrative costs. We will incur higher expenses associated with director and officer liability insurance, auditing, management oversight, regulatory requirements (including the need to make regulatory filings as well as to improve the coverage and maintenance of our internal controls and procedures) and the establishment and maintenance of heightened corporate governance measures. In addition, we will incur additional legal and accounting costs as a result of being a public reporting company and presenting our financial results in accordance with U.S. GAAP. The increased costs and the time demands on management may have a material adverse effect on our business and financial results.

If we do not implement all required accounting practices and policies, we may be unable to provide required financial information in a timely and reliable manner.

Prior to this offering, as a privately held company, we did not adopt the financial reporting practices and policies required of a publicly traded company as part of our regular financial reporting process. Implementation of these new practices and policies could disrupt our business, distract our management and employees and increase our costs. If we fail to develop and maintain effective controls and procedures, we may be unable to provide the financial information that a publicly traded company is required to provide in a timely and reliable fashion. Any such delays or deficiencies may limit our ability to raise additional capital, either in the public capital markets or from private sources, and thereby impede our ability to implement our growth strategy. In addition, any such delays or deficiencies may result in a failure to meet the requirements for the continued listing of our ordinary shares on the NYSE, which would adversely affect the liquidity of our ordinary shares.

Under Section 404 of the Sarbanes-Oxley Act, we will be required to include in our annual reports on Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting and a related attestation of our independent auditors. This requirement for an attestation of our independent auditors will first apply to us with respect to our annual report on Form 20-F for the fiscal year ending December 31, 2013. After the completion of this offering, we will undertake a comprehensive effort in preparation for compliance with Section 404. This effort will include the documentation, testing and review of our internal controls under the direction of our management. We cannot be certain at this time that all our controls will be considered effective. Therefore, we can give no assurances that our internal control over financial reporting will satisfy the regulatory requirements when these become applicable to us. If we are unable to comply with the requirements of Section 404, the market price of our ordinary shares could decline and we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities, which would require additional financial and management resources and increase our operating expenses.

Future sales of our ordinary shares could cause the market price of our ordinary shares to decline.

Sales of a substantial number of our ordinary shares in the public market following this offering, or the perception that these sales could occur, may depress the market price for our ordinary shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

Although we do not currently have any plans to sell additional ordinary shares, we may issue additional ordinary shares in the future and the holders of our ordinary shares may elect to sell large amounts of ordinary shares held by them from time to time. The number of ordinary shares available for sale in the public market will be limited by applicable restrictions under securities laws and lock-up agreements that we and our executive officers, directors and existing shareholders will have entered into with the underwriters of this offering. Subject to certain exceptions,     , or     %, of our total ordinary shares outstanding will be subject to these lock-up agreements, which will generally restrict us and our executive officers, directors and existing shareholders from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities or any security that is convertible into or exercisable or exchangeable for our equity securities, and from engaging in certain other transactions relating to such securities for a period of 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. See “Ordinary Shares Eligible for Future Sale” and “Underwriting.”

We intend to enter into a registration rights agreement prior to the closing of this offering with certain of our principal shareholders, pursuant to which we will grant such shareholders and certain of their transferees the right, under certain circumstances and subject to certain restrictions and lock-up agreements, to require us to register under the U.S. Securities Act of 1933, as amended, or the Securities Act, ordinary shares held by them. Under the registration rights agreement, such shareholders and certain of their transferees will have the right to request us to register the sale of ordinary shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of ordinary shares into the market from time to time over an extended period. In addition, those persons will have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. Registration of such ordinary shares under the Securities Act would, except for ordinary shares purchased by affiliates, result in such ordinary shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. See “Certain Relationships and Related Party Transactions—Relationships with Our Principal Shareholders—Registration Rights Agreement,” “Ordinary Shares Eligible for Future Sale” and “Underwriting” for further information regarding the circumstances under which additional ordinary shares may be sold.

Our ordinary shares will not be listed on any exchange outside the United States; you will not be able to trade our ordinary shares on any exchange outside the United States.

Our ordinary shares will be listed only in the United States on the NYSE and we have no plans to list our ordinary shares in any other jurisdiction. As a result, a holder of our ordinary shares outside the United States may not be able to effect transactions in our ordinary shares as readily as the holder could if our ordinary shares were listed on an exchange in that holder’s home jurisdiction.

We are a Dutch public limited liability company (naamloze vennootschap) and it may be difficult for you to obtain or enforce judgments against us or some of our executive officers and directors and some of our named experts in the United States or The Netherlands.

We were formed under the laws of The Netherlands and, as such, the rights of holders of our ordinary shares and the civil liability of our directors will be governed by the laws of The Netherlands and our articles of association, to be amended prior to this offering. The rights of shareholders under the laws of The Netherlands may differ from the rights of shareholders of companies incorporated in other jurisdictions. Some of the named experts referred to in this prospectus are not residents of the United States and some of our directors and executive officers and some of our assets and some of the assets of our directors and executive officers are located outside the United States. In addition, under our amended articles of association, to the extent allowed by law, all lawsuits against us and our directors and executive officers will be governed by the laws of The Netherlands and must be brought exclusively before the Courts of Amsterdam, The Netherlands. As a result, you may not be able to serve process on us or on such persons in the United States or obtain or enforce judgments from either U.S. courts or Dutch courts against them or us based on the civil liability provisions of the securities laws of the United States. There is doubt as to whether Dutch courts would enforce civil liability claims brought under U.S. securities laws in original actions and/or enforce claims for punitive damages. See “Service of Process and Enforceability of Civil Liabilities.”

Under our amended articles of association, we will indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions. Under our amended articles of association, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder will be governed exclusively by the laws of The Netherlands and subject to the jurisdiction of Dutch courts, unless those rights or obligations do not relate to or arise out of their capacities listed above. Although there is doubt as to whether U.S. courts would enforce such provision in an action brought in the United States under U.S. securities laws, this provision could make judgments obtained outside of The Netherlands more difficult to have recognized and enforced against our assets in The Netherlands or jurisdictions that would apply Dutch law. Insofar as a release is deemed to represent a condition, stipulation or provision binding any person acquiring our ordinary shares to waive compliance with any provision of the Securities Act or of the rules and regulations of the SEC, such release will be void.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty all of the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds.” Accordingly, you will have to rely on the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds from this offering in ways that our shareholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease to publish research after commencing coverage of our business, the market price and trading volume of our ordinary shares could decline.

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of us, the trading price for our ordinary shares could be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our ordinary shares or publishes inaccurate or unfavorable research about our business, the market price of our ordinary shares would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our ordinary shares could decrease, which could cause the market price and trading volume of our ordinary shares to decline.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act, and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on the last business day of our second fiscal quarter following the initial determination of our foreign private issuer status. We expect to be a foreign private issuer at the next determination date.

We will lose our foreign private issuer status if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, including proxy statements pursuant to Section 14 of the Exchange Act. These SEC disclosure requirements are more detailed and extensive than the forms available to a foreign private issuer. In addition, our directors, officers and 10% owners would become subject to insider short-swing profit disclosure and recovery rules under Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs.

In addition, we would lose our ability to rely upon exemptions from certain NYSE corporate governance requirements that are available to foreign private issuers. In particular, within six months of losing our foreign private issuer status we would be required to have a majority of independent directors and a nominating/corporate governance committee and a compensation committee comprised entirely of independent directors, and adopt a code of ethics, unless other exemptions are available under the NYSE rules. However, to the extent we qualify, we intend to rely upon the “controlled company” exemptions for certain corporate governance requirements with regard to NYSE listing requirements if we lost our foreign private issuer status. Under NYSE rules, a “controlled company” may elect not to comply with certain NYSE corporate governance requirements, including the requirements that a majority of the board of directors consist of independent directors; the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and there be an annual performance evaluation of the nominating and corporate governance and compensation committees. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements. Any of these changes would likely increase our regulatory and compliance costs and expenses, which could have a material adverse effect on our business and financial results.

If we fail to maintain our Dutch residency under the Dutch tax laws, we may face a higher effective tax rate.

We are a Dutch company and, as such, are subject to Dutch tax laws. We will need to comply with the residency and other requirements of Dutch tax laws in order to remain a Dutch company for tax purposes. Broadly, this will require us to ensure that the effective management of the Company is carried out in The Netherlands. However, in the event that we are no longer considered a Dutch tax resident as a result of, among other things, a shift in the location of the effective management of the Company, our effective tax rates may increase. This tax increase could have a material adverse effect on our financial results.

Any shareholder acquiring 30% or more of our voting rights may be required to make a mandatory takeover bid or be subject to voting restrictions.

Under Dutch law, if a party directly or indirectly acquires control of a Dutch company, all or part of whose shares are admitted to trading on a regulated market, that party may be required to make a public offer for all other shares of the company (mandatory takeover bid). “Control” is defined as the ability to exercise, whether or not in concert with others, at least 30% of the voting rights at a general meeting of shareholders. Controlling shareholders existing before this offering, such as Doughty Hanson, are generally exempt from this requirement, unless their controlling interest drops below 30% and then increases again to 30% or more. The purpose of this requirement is to protect the interests of minority shareholders. While the legislative history of the mandatory takeover bid rules and one recent decision of the Enterprise Chamber of the Amsterdam Court of Appeals may suggest that the Dutch mandatory takeover bid rules should not apply in the case of a listing conducted solely outside of the European Economic Area, there is currently no definitive guidance on this issue. If the Enterprise Chamber of the Amsterdam Court of Appeals were to decide that the mandatory takeover bid rules apply to us, the Enterprise Chamber could take measures against any shareholder acquiring 30% or more of our voting rights, which may limit the ability of such shareholder to vote its ordinary shares. Following the consummation of this offering, Doughty Hanson will beneficially own approximately             % of our outstanding ordinary shares (or approximately             % if the underwriters exercise in full their option to purchase additional ordinary shares).

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could subject U.S. investors in our ordinary shares to significant adverse U.S. income tax consequences.

A non-U.S. corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for the year consists of certain types of “passive” income (such as certain dividends, interest or royalties) or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during the year produce or are held for the production of passive income. Based upon the composition of our current income and valuation of our assets (taking into account the proceeds from this offering), we do not presently expect to be classified as a PFIC, for U.S. federal income tax purposes, for the current taxable year or the foreseeable future. While we do not expect to become a PFIC, because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, including ascertaining the fair market value of our assets on a quarterly basis and the character of each item of income we earn, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation—Material U.S. Federal Income Tax Consequences”) would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. corporation that does not distribute all of its earnings on a current basis. Further, prospective investors should assume that a “qualified electing fund” election, which, if made, could serve as an alternative to those rules and could reduce adverse consequences to U.S. Holders if we were to be classified as a PFIC, will not be available because we do not intend to provide U.S. Holders with the information needed to make such an election. For more information see the section titled “Taxation—Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company Consequences.”

TRADEMARKS AND TRADE NAMES

DARCO® and other trademarks or service marks of Norit appearing in this prospectus are the property of Norit N.V. and/or its affiliates. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

MARKET AND INDUSTRY DATA

Historical and current market data used throughout this prospectus was obtained from internal company analyses, consultants’ reports and industry publications. Industry surveys and publications generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of information contained in consultants’ reports and industry publications is not guaranteed. Internal company analyses, while believed to be reliable, have not been verified by any independent sources. While we are not aware of any misstatements regarding any industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the “Risk Factors” section in this prospectus.

WEIGHT CONVERSIONS

Activated carbon volume data used throughout this prospectus is presented in pounds, or lbs. Metric ton data from consultants’ reports and industry publications have been converted to lbs using a ratio of 2.205 million lbs per thousand metric tons.

FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements,” within the meaning of the U.S. securities laws, based on our current expectations and projections about future events. All statements other than statements of historical facts included in this prospectus including, without limitation, statements regarding our market share, future financial position, risks and uncertainties related to our business, strategy, capital expenditures, projected costs and our plans and objectives for future operations, may be deemed to be forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, including those identified under the “Risk Factors” section in this prospectus. Words such as “believe,” “expect,” “anticipate,” “may,” “intend,” “will,” “would,” “should,” “estimate” and similar expressions or the negatives of these expressions are intended to identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from those indicated in these statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The risks described in the “Risk Factors” section in this prospectus are not exhaustive. Other sections of this prospectus describe additional factors that could adversely affect our business, financial condition or results of operations. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

USE OF PROCEEDS

We estimate that the net proceeds to us from the issuance and sale of                  ordinary shares in this offering will be approximately $         million (or $         million if the underwriters exercise in full their option to purchase additional ordinary shares), based upon an assumed initial public offering price of $         per ordinary share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the anticipated net proceeds from this offering to repay up to $         million of the approximately $         million of borrowings currently outstanding under the 2011 credit facility. Any remaining net proceeds from this offering will be used for working capital and other general corporate purposes.

The 2011 credit facility closed in July 2011. We used $370.4 million of initial borrowings under the 2011 credit facility (including $2.0 million drawn under our revolver), together with $10.2 million of existing cash, to (i) repay $18.0 million of borrowings under a Canadian credit facility under our old senior credit facility drawn during the first half of 2011, (ii) pay $9.3 million to settle an interest rate swap, (iii) pay $14.0 million of fees and expenses related to the 2011 credit facility and (iv) fund a distribution of $339.4 million ($334.4 million of which was funded with initial borrowings under the 2011 credit facility) that was used to pay down a portion of our existing shareholder loans. Our shareholder loans are comprised of cumulative preferred equity certificates and cumulative preferred shares held by Doughty Hanson and Euroland Investments. The weighted average interest rate for the 2011 credit facility from inception (July 8, 2011) through December 31, 2011 was 6.75%. The 2011 credit facility is comprised of two six-year term loans and a five-year revolving loan. See “Operating and Financial Review and Prospects—Indebtedness and Liquidity—New credit facility.”

Each $1.00 increase or decrease in the assumed initial public offering price of $         per ordinary share, the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease the net proceeds to us in this offering by approximately $         million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same.

DIVIDEND POLICY

Following the completion of this offering, we have no current plans to pay any dividends on our ordinary shares for the foreseeable future and currently plan to retain earnings, if any, for future operations, expansions and debt repayments. Dividend declaration and payout are decided by shareholders at the general shareholders meeting. Future dividends, if any, will depend on our earnings, cash flow and capital investment plans to pursue long-term growth opportunities, as well as any contractual restrictions to which we are subject.

Year-end dividends may only be paid out to the extent profits are shown in the annual financial statements as adopted at the general shareholders meeting. In addition, we may only make a shareholder distribution (whether from our retained earnings or share premium reserve) to the extent that our equity exceeds the sum of the amount of the paid and called-up part of our capital, the reserves required by law and the reserves prescribed by our articles of association and subject to the limitations in the 2011 credit facility.

In May 2011, we made a distribution to our sole shareholder of approximately $215.6 million from part of the proceeds of the sale of the CPT business. In connection with the refinancing in July 2011, we made a distribution to our sole shareholder of approximately $339.4 million (of which $334.4 million was funded by initial borrowings under the 2011 credit facility). In October 2011, $33.0 million was paid out to our sole shareholder from the ADA-ES, Inc., or ADA, litigation proceeds. These distributions were used as partial repayments of our existing shareholder loans. We did not declare or pay any dividends in 2009 and 2010.

For a discussion of the application of withholding taxes on future dividends, if any, see “Taxation.”

CAPITALIZATION

The following table sets forth as at December 31, 2011:

•	our capitalization on an actual basis;

•	our capitalization on an as adjusted basis giving pro forma effect to the following:

•

the settlement of the shareholder loans (comprised of cumulative preferred equity certificates and cumulative preferred shares) pursuant to which the holders exchange the outstanding loans for ordinary shares; and

•

receipt of the estimated net proceeds from this offering based on an assumed initial public offering price of $         per ordinary share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of such net proceeds as described under “Use of Proceeds.”

The information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Operating and Financial Review and Prospects,” “Unaudited Pro Forma Condensed Combined and Consolidated Financial Information” and our carve out combined and consolidated financial statements and the related notes appearing elsewhere in this prospectus. Amounts in the table below have been calculated based on unrounded numbers. Accordingly, certain amounts may not add due to the effect of rounding.

	As at December 31, 2011
	Actual	As Adjusted
	(In thousands)
Current borrowings	$10,876		$10,876
Long-term borrowings	608,561		352,503

Total borrowings(1)	619,437		363,379
Invested equity
Ordinary shares, par value €1.00	12,970
Additional paid-in capital	61,609
Retained Earnings	(32,625)		(32,625)
Accumulated other comprehensive income	(30,047)		(30,047)
Non-controlling interest	37,231		37,231

Total shareholders’ equity	49,138

Total capitalization	$668,575	$

(1)	For a description of the 2011 credit facility, see “Operating and Financial Review and Prospects—Indebtedness and Liquidity—New credit facility.”

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per ordinary share and our net book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

As at December 31, 2011, our net tangible book value was approximately $(193.0) million or $(20.87) per share, and our pro forma net tangible book value was $         million or $         per share. Net tangible book value represents the amount of our total consolidated tangible assets, minus the amount of our total consolidated liabilities. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total tangible liabilities divided by the total number of ordinary shares outstanding on a pro forma basis giving effect to the transactions described in the first bullet point in the third paragraph of the section “Unaudited Pro Forma Condensed Combined and Consolidated Financial Information.” After further adjusting for the sale of the ordinary shares offered by us at an assumed initial public offering price of $         per share, our pro forma as adjusted net tangible book value as of December 31, 2011 would have been $         or $         per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per ordinary share to existing shareholders and an immediate dilution of $         per ordinary share to new investors. The following table illustrates such per-share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share before this offering	$
Increase attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Amount of dilution in net book value per share to new investors in this offering		$

If the underwriters exercise their option in full to purchase                  ordinary shares, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $         per ordinary share, and the dilution per ordinary share to new investors in this offering would be $         per ordinary share.

The following table summarizes on a pro forma basis, as at December 31, 2011, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid to us and the average price per share paid. In the case of ordinary shares purchased by new investors, the consideration and price amounts are paid before deducting estimated underwriting discounts and commissions and estimated offering expenses, at an assumed initial public offering price of $         per ordinary share. The total number of ordinary shares in the following table does not include ordinary shares issuable upon the exercise of the option to purchase additional ordinary shares granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share
	Number	Percent	Amount	Percent
(In thousands, except percentages and per share data) (Unaudited)
Existing shareholders		%	$	%	$
New investors

Total		100%	$	100%

UNAUDITED PRO FORMA CONDENSED COMBINED AND CONSOLIDATED

FINANCIAL INFORMATION

The following unaudited pro forma condensed combined and consolidated financial information reflects the application of pro forma adjustments to our carve out combined and consolidated financial statements included elsewhere in this prospectus. We are providing the following unaudited pro forma condensed combined and consolidated financial information because the transactions contemplated in connection with this offering will have material effects on our financial information.

The unaudited pro forma condensed combined and consolidated financial information was prepared utilizing our carve out combined and consolidated historical information in accordance with U.S. GAAP. These U.S. GAAP financial statements have been carved out from the Norit Group’s historical accounting records for periods prior to June 30, 2011. As at December 31, 2011, following the legal reorganization of the Activated Carbon business in June 2011, the balance sheet has been presented on a consolidated basis. The pro forma adjustments are based on preliminary estimates and currently available information and assumptions that we believe are reasonable. The notes to the unaudited pro forma condensed combined and consolidated financial information provide a discussion of how the adjustments were derived and are presented in the unaudited pro forma condensed combined and consolidated financial information. This unaudited pro forma condensed combined financial information should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Carve Out Combined and Consolidated Historical Financial and Other Information,” “Operating and Financial Review and Prospects” and our carve out combined and consolidated financial statements and notes appearing elsewhere in this prospectus.

The unaudited pro forma condensed consolidated balance sheet as at December 31, 2011 has been prepared to give pro forma effect to the following, as if they had occurred on December 31, 2011:

•

the settlement of our shareholder loans (comprised of cumulative preferred equity certificates and cumulative preferred shares) pursuant to which the holders exchange the outstanding loans for ordinary shares; and

•

the completion of this offering, our receipt of the estimated net proceeds from the sale of ordinary shares offered hereby and the use of the net proceeds as described herein. The estimated net proceeds will be calculated using the midpoint of the price range and the number of ordinary shares, both of which will be set out on the cover of this prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2011 has been prepared to give pro forma effect to the following, as if they had occurred on January 1, 2011:

•	the refinancing of our old credit facility with the 2011 credit facility and the settlement of our interest rate swap in July 2011 with borrowings under the 2011 credit facility;

•	the repayment of our share of the Norit Group bank loan;

•	the repayment of the debt allocated from the Norit Group;

•

the settlement of our shareholder loans (comprised of cumulative preferred equity certificates and cumulative preferred shares) pursuant to which the holders exchange the outstanding loans for ordinary shares; and

•

any other agreements with former Norit Group companies that are directly attributable to the transactions contemplated in connection with this offering. See “Certain Relationships and Related Party Transactions.”

The unaudited pro forma condensed combined and consolidated financial information should not be considered indicative of actual results that would have been achieved had the events described above occurred on the dates or for the periods indicated, nor is such unaudited pro forma condensed combined and consolidated financial information necessarily indicative of the results to be expected for any future period. The unaudited pro forma condensed combined and consolidated financial information does not purport to predict results of operations, cash flows or other information as at any future dates or for any future period. A number of factors may affect our results. See “Risk Factors” and “Forward-Looking Statements.”

Unaudited Pro Forma Condensed Consolidated Balance Sheet as

at December 31, 2011

	Historical Consolidated As at December 31, 2011	Shareholder Loan Adjustments(1) (Unaudited)	Offering Adjustments(2) (Unaudited)			Pro Forma As at December 31, 2011 (Unaudited)
	(In thousands)
ASSETS
Current assets
Cash and cash equivalents	$16,732	$—	$		(a)	$
Trade receivables, net	42,367	—		—			42,367
Receivables from affiliates	—	—		—			—
Inventories	119,470	—		—			119,470
Deferred tax assets—current	6,957	—		—			6,957
Other current assets	8,030	—		—			8,030

Total current assets	193,556	—
Non-current assets
Property, plant and equipment, net	318,448	—		—			318,448
Intangible assets	88,711	—		—			88,711
Goodwill	153,450	—		—			153,450
Investments	6,749	—		—			6,749
Deferred tax assets non-current	48,326	—		—			48,326
Other non-current assets	13,999	—		—			13,999

Total non-current assets	629,683	—		—			629,683

TOTAL ASSETS	$823,239	$—	$			$

Liabilities & Invested Equity
Current liabilities:
Accounts payable to third parties	51,379	—		—			51,379
Accounts payable to affiliates	—	—		—			—
Borrowings	10,876	—		—			10,876
Deferred income tax liabilities—current	1,917	—		—			1,917
Other current liabilities and accruals	25,937	—		—			25,937

Total current liabilities	90,109			—			90,109
Non-current liabilities
Borrowings	608,561	(256,058)			(a)
Deferred income tax liabilities non-current	58,356	—		—			58,356
Pension and medical obligations	12,468	—		—			12,468
Other provisions	4,607	—		—			4,607

TOTAL LIABILITIES	774,101	(256,058)

Ordinary shares	12,970	(A)			(b)
Additional paid-in capital	61,609	256,058			(c)
Retained earnings	(32,625)	—		—			(32,625)
Accumulated other comprehensive income	(30,047)	—		—			(30,047)
Non-controlling interest	37,231	—		—			37,231

Total shareholders’ equity	49,138	256,058

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$823,239	$—				$

Notes to unaudited pro forma condensed consolidated balance sheet

1.	New Capital Structure of Norit N.V.

Shareholder Loan Adjustments

In conjunction with this initial public offering, our remaining shareholder loans are expected to be settled by being exchanged by the holders for ordinary shares on or prior to the completion of this offering. Accordingly, for purposes of the pro forma condensed consolidated balance sheet, following the above transaction, $256.1 million of non-current debt remaining from the December 31, 2011 consolidated balance sheet was assumed to have been exchanged for ordinary shares.

Following this transaction, we estimated our existing debt to only relate to the 2011 credit facility and total $356.1 million as at December 31, 2011. The annual interest expense related to the 2011 credit facility including the amortization of the deferred debt issue costs and excluding any foreign exchange results would be approximately $27.5 million.

A.	Represents the increase in ordinary shares of $ million resulting from new ordinary shares issued at the settlement of the outstanding shareholder loans, pursuant to which the holders exchange the outstanding loans for our ordinary shares at an exchange rate calculated using the midpoint of the price range set out on the cover of this prospectus, on or prior to the completion of this offering.

2.	The Offering

Offering Adjustments

a.	Represents the net increase in cash to be received of $ million from the proceeds of this offering, assuming no exercise by the underwriters of their option to purchase additional ordinary shares, less estimated underwriting discounts and commissions and estimated offering expenses of $ million. The estimated net proceeds are calculated using the midpoint of the price range and the number of ordinary shares, both of which will be set out on the cover of this prospectus. The net proceeds will be used to repay up to $ million of the approximately $ million of borrowings currently outstanding under the 2011 credit facility and any remaining net proceeds will be used for working capital and other general corporate purposes. See “Use of Proceeds.”

b.	Represents the increase in ordinary shares of $ million resulting from new ordinary shares issued in this offering.

c.	Represents the increase in additional paid-in capital resulting from the net impact of $ million from the proceeds of this offering.

Unaudited Pro Forma Condensed Combined and Consolidated Statement of Operations

	Historical for the Year Ended December 31, 2011	Pro Forma Adjustments (Unaudited)		Pro Forma for the Year Ended December 31, 2011 (Unaudited)
	(In thousands, except per share data)
Total revenues	$360,321	$—		$360,321
Cost of goods sold (exclusive of depreciation below)	231,559	—		231,559
Depreciation expense	24,919	—		24,919
Amortization expense	7,755	—		7,755
Selling, general and administrative expense	40,210	—		40,210
Research and development expense	2,772	—		2,772
Other (income)	(32,767)	—		(32,767)

Total operating expenses	274,448	—		274,448

Income from operations	85,873	—		85,873
Interest expense (benefit), net	86,132	(30,173	)(a)	55,959
Income (loss) from equity investments	1,463	—		1,463
Income tax expense	6,916	7,543	(b)	14,459

Net income (loss)	$(5,712)	$22,630		$16,918

Net income (loss) attributable to Company shareholders	$(8,462)	$22,630		$14,168
Net income attributable to non-controlling interests	2,750	—		2,750
Earnings (loss) per share(c):
Basic and Diluted	$(0.92)	$2.45		$1.53
Weighted average ordinary shares outstanding	9,248	—		9,248

Notes to unaudited pro forma condensed consolidated statement of operations

(a)	Reflects the adjustment to interest expense for the elimination of $57.5 million for the year ended December 31, 2011 of historical interest expense related to our share of the Norit Group bank loan, our borrowings allocated from the Norit Group, our interest on shareholder loans and the elimination of historical gains on the interest rate swap allocated from the Norit Group. These amounts are offset by estimated interest expense totaling $27.4 million for the year ended December 31, 2011, resulting from borrowings under the 2011 credit facility in July 2011, using an estimated interest rate of 6.75% for the period and the amortization of other capitalized fees related to the 2011 credit facility. A 0.125% change in interest rates would impact pro forma interest expense related to borrowings under the 2011 credit facility by approximately $0.5 million per year. The expected future annualized interest expense related to the 2011 credit facility including the amortization of the deferred debt issue costs and excluding any foreign exchange results would be approximately $27.5 million.

(b)	Represents the estimated tax effect of the pro forma adjustments. The actual tax effect depends, among other factors, on the jurisdictions associated with borrowing and our ability to realize taxable income in those jurisdictions, as well as on the deferred tax consequences. Following the settlement of the shareholder loans, we expect our effective tax rate to be in the range of 28% to 34%.

(c)	The estimated unaudited pro forma earnings per share have been calculated assuming 9,248,000 of shares are outstanding for the year ended December 31, 2011 without giving pro forma effect to the settlement of shareholder loans pursuant to which the holders exchange the outstanding loans for ordinary shares, currently expected to take place on or prior to the completion of this offering. No diluted shares have been considered to be outstanding on a pro forma basis as of December 31, 2011.

SELECTED CARVE OUT COMBINED AND CONSOLIDATED HISTORICAL FINANCIAL AND OTHER INFORMATION

The tables below present our selected carve out combined and consolidated historical financial and other data as at December 31, 2007, 2008, 2009, 2010 and 2011, for the periods January 1, 2007 to June 30, 2007, July 1, 2007 to December 31, 2007, and for each of the years ended December 31, 2008, 2009, 2010 and 2011.

The selected carve out combined and consolidated historical financial data as at December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 have been derived from our audited carve out combined and consolidated financial statements, which are included elsewhere in this prospectus. These financial statements have been carved out from the Norit Group’s historical accounting records. We derived the financial data as at December 31, 2007 and for the periods January 1, 2007 to June 30, 2007 and July 1, 2007 to December 31, 2007 from our unaudited, and the financial data as at December 31, 2008 and 2009 and for the year ended December 31, 2008 from our audited, carve out combined and consolidated financial information for those periods, which are not included in this prospectus. The selected carve out combined and consolidated financial information for all periods presented below has been prepared in accordance with U.S. GAAP.

On June 29, 2007, Doughty Hanson and Euroland Investments completed the 2007 Acquisition of the Norit Group businesses from Gilde Buy Out Partners and Euroland Investments, including the businesses that comprise the Activated Carbon business of the Norit Group. The balance sheet and statement of operations data as at and for all periods beginning on or after July 1, 2007 through June 30, 2011 presented below have been carved out of the Norit Group and include the financial condition, results of operations and cash flows for the Activated Carbon business of the Norit Group on a successor basis, giving effect to the 2007 Acquisition, which we refer to as the successor. The balance sheet data as at December 31, 2011 are presented on a consolidated basis following the legal reorganization of the Activated Carbon business. The statement of operations data for the period prior to July 1, 2007 has been carved out of the Norit Group and includes the financial condition and results of operations for the Activated Carbon business of the Norit Group on a predecessor basis, which we refer to as the predecessor. The predecessor basis reflects the carrying value of the Activated Carbon business of the Norit Group at the pre-2007 Acquisition basis. Financial information for the successor and predecessor has been separated by a vertical line on the face of the statement of operations data and the other financial and operating data to identify the different bases of accounting.

We have presented the Activated Carbon business on a carve out combined basis throughout this document. We have determined that this presentation reflects the business most appropriately based on several factors, including (1) the Activated Carbon business has historically been managed autonomously from the other Norit Group businesses and has dedicated commercial and operational personnel responsible for the results of its operations who do not have responsibilities or decision making abilities for the other businesses of the Norit Group, (2) the Activated Carbon business did not share more than incidental common facilities and administrative costs with the other Norit Group businesses and (3) the Activated Carbon business does not and will not have material guarantees or commitments to other historical businesses of the Norit Group.

Effective June 30, 2011, N Alpha S.à r.l., our ultimate parent, transferred to us the shares of certain subsidiaries through which we conduct our business. The carve out combined and consolidated financial information represents the results of operations, cash flows and changes in invested equity of the Activated Carbon business as a stand-alone entity. These amounts were derived from the accounting records of Norit Group entities using the results of operations and assets and liabilities of the Activated Carbon business, and were prepared on a carve out accounting basis. All intercompany accounts and transactions between entities included in the Activated Carbon business have been eliminated. The carve out combined financial statements reflect allocations for various expenses, including, among other things, corporate overhead and administration, interest expense, and taxes.

Additionally, the carve out combined financial statements reflect allocations of certain assets and liabilities held by the Norit Group or its subsidiaries. Cash balances recorded on the carve out combined balance sheet represent cash on hand in local bank accounts. The carve out combined statements of operations include an allocation of a portion of the Norit Group’s debt and interest expense. Invested equity of the Activated Carbon business represents the Norit Group’s residual claim on the Activated Carbon business. For a description of the Norit Group’s invested equity, see note 16 to our carve out combined and consolidated financial statements. All of the assets, liabilities, operations and activities presented in the carve out combined and consolidated financial statements are those of the Activated Carbon business of the Norit Group.

The carve out combined and consolidated financial information may not necessarily be indicative of the Activated Carbon business’ financial position, results of operations or cash flows had the Activated Carbon business operated as a separate entity during the periods presented, or of our financial position, results of operations or cash flows for future periods.

You should read the following selected carve out combined and consolidated financial and other information in conjunction with “Operating and Financial Review and Prospects,” and our carve out combined and consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor	Successor	Successor
	January 1, 2007 Through June 30, 2007	July 1, 2007 Through December 31, 2007	Year Ended December 31,
			2008	2009	2010	2011
	Unaudited	Unaudited
	(In thousands, except per share data)
Statement of Operations Data:
Total revenues	$111,052	$120,680	$281,040	$304,080	$329,855	$360,321
Cost of goods sold (exclusive of depreciation shown below)	79,796	95,370	196,337	199,008	214,996	231,559
Depreciation expense	6,018	12,449	27,185	23,371	20,098	24,919
Amortization expense	—	5,198	7,987	7,728	7,590	7,755
Selling, general and administrative expense	12,252	11,397	29,448	34,276	41,655	40,210
Research and development expense	630	744	1,901	2,324	3,148	2,772
Other (income)	—	—	—	—	—	(32,767)

Total operating expenses	98,696	125,158	262,858	266,707	287,487	274,448

Income (loss) from operations	12,356	(4,478)	18,182	37,373	42,368	85,873
Interest expense, net	3,292	14,972	28,756	20,227	11,190	86,132

Income (loss) from operations before income from equity investments and income taxes	9,064	(19,450)	(10,574)	17,146	31,178	(259)
Income (loss) from equity investments	(140)	27	121	1,051	921	1,463
Income tax expense (benefit)	1,333	(5,983)	(2,163)	7,039	10,623	6,916

Net income (loss)	$7,591	$(13,440)	$(8,290)	$11,158	$21,476	$(5,712)

Net income (loss) attributable to:
Norit	$7,591	$(13,440)	$(8,290)	$11,233	$22,024	$(8,462)

Non-controlling interests	$—	$—	$—	$(75)	$(548)	$2,750

Earnings (loss) per share:
Basic and diluted	$0.82	$(1.45)	$(0.90)	$1.21	$2.38	$(0.92)
Weighted average shares outstanding	9,248	9,248	9,248	9,248	9,248	9,248

	As at December 31,
	2007 Unaudited	2008	2009	2010	2011
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,254	$32,357	$55,581	$44,928	$16,732
Working capital(1)	62,794	76,965	128,507	105,730	103,447
Total assets	620,262	653,336	765,135	808,176	823,239
Total liabilities	407,577	457,860	464,234	448,300	774,101
Total parent company equity	212,684	195,476	282,385	321,335	11,907
Non-controlling interest	—	—	18,516	38,541	37,231

	Predecessor	Successor
	January 1, 2007 Through June 30, 2007	July 1, 2007 Through December 31, 2007	Year Ended December 31,
			2008	2009	2010	2011
	Unaudited	Unaudited
Other Financial and Operating Data:
Capital expenditures (in thousands)	$11,592	$11,035	$44,760	$82,973	$64,643	$68,477
Sales volume of activated carbon (million lbs) (unaudited)	110	109	214	218	268	284

(1)	We define working capital as current assets less current liabilities. Working capital includes cash and cash equivalents. The increase in working capital was driven primarily by cash transfers provided by the Norit Group to fund production facility expansions, as well as increases in finished goods inventories to supply increased customer demand.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our carve out combined and consolidated financial statements and the related notes, and the financial and other information included elsewhere in this prospectus. Among other things, those carve out combined and consolidated financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with U.S. GAAP, and are presented in U.S. dollars. Certain differences in the numbers in the tables and text throughout this discussion may exist due to rounding.

This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in or implied by any of the forward-looking statements as a result of various factors, including but not limited to those listed under “Risk Factors” and “Forward-Looking Statements.”

Company Overview

We are a global leader in the research, development, manufacturing and sale of high-grade activated carbons used in a growing range of environmental, health, safety and industrial applications. Our purification technologies are widely used to remove pollutants, contaminants and other impurities from water, air, food and beverages, pharmaceutical products and other liquids and gases in an efficient and cost-effective manner. Our activated carbon solutions, which can be produced in powdered or granular forms, also serve a variety of uses as colorants, carriers or catalysts in industrial processes. Building on our more than 90-year history of innovative product development, we produce a diverse array of products with over 150 different activated carbon formulations engineered from a wide range of raw materials including lignite, peat, bituminous coal and wood, among others. We complement our diverse activated carbon products offering with on-site systems and services, as well as reactivation solutions, to help meet our customers’ specific needs.

Our global base of approximately 3,000 customers includes manufacturers, municipalities and utilities that use our products in a wide range of end markets, including air and gas, water treatment, pharmaceuticals, food and beverage, chemicals, industrial catalysts, energy, power and mining. Our products are sold globally into over 100 countries principally through our sales offices, as well as through a network of regional agents and distributors. We have developed long-standing relationships with many of our customers, which are often supported by long-term or take-or-pay contractual arrangements. Under take-or-pay contracts, our customers pay us even if they do not take any activated carbon from us. No single customer accounted for more than 6.5% of our revenues in 2011. In 2011, two customers accounted for over 5% of revenues, and collectively, these two customers accounted for less than 13% of total revenues.

We have continued to improve our results over the past three years as we move towards higher margin products that have been developed to meet the specific needs of our customers. In addition, we have successfully maintained profitability in the face of raw material price increases by a combination of price increases offsetting inflation and an effective sourcing strategy minimizing the impact of raw material inflation.

We have seen increasing demand for our activated carbon, particularly in the coal-fired utilities industry in recent years, driving a substantial part of the increase in sales in North America from approximately $133.4 million to $175.1 million from the year ended December 31, 2009 to the year ended December 31, 2011, and we expect this trend to continue as a result of additional environmental, health and safety concerns and related regulations. See “Business—Regulatory Developments.” We have entered into further contracts with customers in the coal-fired utilities industry and we expect to increase the volume we sell to this industry to meet increasing demand. We also expect an increase in demand for activated carbon in most of our other markets because of a wide range of drivers, including increased regulation and demographic trends. We believe with our diverse array of products and with global sales, we will be able to increase our sales volume.

The increased demand, move towards higher margin products and our ability to increase prices in excess of raw material price increases, together with our ADA settlement, resulted in an approximately 130% increase in income from operations since 2009.

We currently own, or participate through joint ventures or other investments in, ten production locations in the United States, Canada, Mexico, Brazil, The Netherlands, the United Kingdom and Italy. In 2011, 63% of our production by volume sold, excluding volumes from our investments in Mexico and Brazil, was in the United States and 37% was in Europe. Over the past four years, we have made significant investments in strategic capacity expansions, primarily in the United States, Canada and Europe. In 2011, we spent $68.5 million on capital expenditures, the majority of which funded the expansion of our production facilities. See “—Working Capital and Liquidity—Investing Activities.”

We have two reportable segments, North America and EAPA (rest of the world, including Europe, Asia Pacific, South America, Africa and Middle East). In 2011, our revenues were $360.3 million (up 9% from 2010), income from operations was $85.9 million (up 103% from 2010), with a net loss of $5.7 million (a 127% change from 2010), adjusted net loss was $0.6 million (a 102% change from 2010) and Adjusted EBITDA was $118.5 million (up 69% from 2010). For a description of and reconciliation of net loss to adjusted net loss and Adjusted EBITDA, which are non-GAAP financial measures, see “Summary Carve Out Combined and Consolidated Historical Financial and Other Information—Non-GAAP Financial Measures.” At a segment level, 48% of our 2010 revenues were generated in North America and 52% in EAPA, with 79% of Adjusted EBITDA generated in North America and 21% in EAPA. In 2011, total revenues were comprised of sales of activated carbon (91%), reactivation (5%), systems and services (1%) and other (3%).

The following table shows our revenues split by geography for the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,
	2009		2010		2011
	(In thousands, except percentages)
Sales by Region
United States and Canada	$133,361	44%	$164,967	50%	$175,057	48%
European Union countries	102,640	34	96,367	29	119,741	33
Other European countries, non-European Union	8,610	3	9,391	3	9,656	3
Latin America	9,569	3	9,736	3	9,902	3
Asia Pacific	36,149	12	34,790	11	32,068	9
Other	13,751	5	14,604	4	13,897	4

Total	$304,080	100%	$329,855	100%	$360,321	100%

Audited Carve Out Combined and Consolidated Historical Financial Information

On June 29, 2007, Doughty Hanson and Euroland Investments completed the 2007 Acquisition, which included the businesses that comprise the Activated Carbon business of the Norit Group. The balance sheet and statement of operations data as at and for all periods beginning on or after July 1, 2007 through June 30, 2011 have been carved out of the Norit Group and include the financial condition, results of operations and cash flows for the Activated Carbon business of the

Norit Group on a successor basis, giving effect to the 2007 Acquisition, which we refer to as the successor. The balance sheet as of December 31, 2011 is presented on a consolidated basis following the legal reorganization of the Activated Carbon business, effective June 30, 2011.

We have presented the Activated Carbon business on a carve out combined basis for periods prior to December 31, 2011, throughout this document. We have determined that this presentation reflects the business most appropriately based on several factors, including (1) the Activated Carbon business has historically been managed autonomously from the other Norit Group businesses and has dedicated commercial and operational personnel responsible for the results of its operations and who do not have responsibilities or decision-making abilities for the other businesses of the Norit Group, (2) the Activated Carbon business did not share more than incidental common facilities and administrative costs with the other Norit Group businesses and (3) the Activated Carbon business does not and will not have material guarantees or commitments to other historical businesses of Norit Group.

Effective June 30, 2011, N Alpha S.à r.l., our ultimate parent, transferred to us the shares of those subsidiaries that were not previously subsidiaries of Norit N.V. in our organizational structure and through which we will now conduct our business. The carve out combined financial statements represent the results of operations, cash flows and changes in invested equity of the Activated Carbon business as a stand-alone entity. These amounts were derived from the accounting records of Norit Group entities using the results of operations and assets and liabilities of the Activated Carbon business, and were prepared on a carve out accounting basis. All intercompany accounts and transactions between entities included in the Activated Carbon business have been eliminated. The carve out combined financial statements reflect allocations for various expenses, including, among other things, corporate overhead and administration, interest expense and taxes as discussed in the notes to the carve out combined financial statements. Additionally, the carve out combined financial statements reflect allocations of certain assets and liabilities held by the Norit Group or its subsidiaries. Cash balances recorded on the carve out combined balance sheet represent cash on hand in local bank accounts. The carve out combined statements of operations include an allocation of a portion of the Norit Group’s debt and interest expense. Invested equity of the Activated Carbon business represents the Norit Group’s residual claim on the Activated Carbon business. See note 1 to our carve out combined financial statements for further information on the Norit Group’s invested equity.

Following the legal reorganization, we have available net operating loss carryforwards, or NOLs. In addition, certain shareholder loans (comprised of cumulative preferred equity certificates and cumulative preferred shares) held by Doughty Hanson and Euroland Investments were recognized as of June 30, 2011 as a liability of Norit N.V. The majority of the shareholder loans were paid down with the borrowings under the 2011 credit facility, but a portion remains outstanding until being settled on or prior to an initial public offering.

Revenues

Our products are sold globally into more than 100 countries principally through our sales offices as well as through a network of regional agents and distributors. The direct sales force in the United States has offices located in Marshall, Texas and sales people based throughout the United States. The direct sales force in EAPA has sales people based throughout the EAPA region with its main sales office based in Amersfoort, The Netherlands, from which a number of geographical areas are served with dedicated sales people (for example, Middle East/Africa, Eastern Europe, Scandinavia, etc.). In Europe, the Company also operates its own sales offices in the United Kingdom, France, Belgium, Germany, Italy and Russia. In Asia Pacific, we maintain offices in Singapore and Tokyo, Japan. Our direct sales force is complemented by agents and distributors to ensure we maintain a global reach. In addition, we use local agents or distributors in countries where we already have a direct sales force to supplement our market coverage, primarily to service our smaller customers.

We offer our activated carbon solutions primarily through annual contracts or long-term agreements. Annual contracts primarily consist of price agreements, while long-term agreements typically provide for a specific price and a price indexation and in some cases exclusivity or a volume commitment. In the mercury removal market, the large volumes of activated carbon required by our customers should require us to expand our production capacity, which we have considered in our long-range planning. We seek to enter into long-term take-or-pay contracts under which our customers pay us even if they do not take any activated carbon from us. These contracts mitigate the risks associated with our capacity expansion efforts. Customers in the mercury removal market typically seek long-term supply contracts ranging from three to five years given that regulatory compliance is essential to their continued operations. Most of our projected 2012 volume with customers in this industry is subject to take-or-pay contracts.

We recognize revenues for sales of activated carbon and related services when there is evidence of a sales agreement, when activated carbon is shipped or in certain cases delivered, or related services are rendered to customers provided that (i) ownership and risk of ownership have passed to the customer, (ii) the price to the customer is fixed or determinable and (iii) collection is reasonably assured. Major systems projects consist primarily of activated carbon injection systems that inject activated carbon into a liquid or gas stream. We recognize revenues for major systems projects under the percentage-of-completion method when customer contracts call for progress payments to be made to the Company. In 2009, 2010 and 2011, the Company generated revenues of $9.4 million, $7.2 million and $3.8 million, respectively, from such major systems projects and other smaller systems.

Cost of Goods Sold

COGS comprises costs for raw materials, including intermediates and sourced carbons, which are activated carbons we purchase to process further or resell to our customers; maintenance and repair; transportation; utilities; additives; wages and salaries and other costs. COGS excludes depreciation expense.

We follow a two-plus-one procurement strategy, which involves the selection of primary and secondary suppliers for our raw materials with additional back-up suppliers continually being evaluated. Multiple supplier sourcing, combined in some cases with “meet-or-release” clauses pursuant to which we can opt to be released from the contract if the primary supplier does not meet a lower price offered by another supplier, help us reduce the impact of raw material price increases while allowing us to take advantage of raw material price decreases. Raw materials include lignite, peat, bituminous coal and wood, among others, for activation and chemicals. We incur utility costs consisting mainly of natural gas and electricity, for which we have annual or multi-year supply contracts.

The majority of our long-term sales contracts have indexation clauses tied to the variation of our COGS, and, in particular, to variations in raw material costs. In order to maintain our margins in any given period, we typically need to effect price increases to our customers in anticipation, and to the extent, of raw material price movements. In 2010 and 2011, we raised prices and offset the increase in COGS. We renewed the agreement with our supplier of lignite to our Marshall, Texas facility, effective January 1, 2010, and have a strategic long-term lignite supply agreement with our joint venture counterparty in Canada. As a result, our price of lignite increased in 2010 and further in 2011. Both increases were factored into our pricing strategy.

In 2009, COGS was negatively impacted by the North America segment sourcing of some EAPA products, which were used in production to increase the overall output of the North America segment in order to meet increased demand. Sourcing from the EAPA segment continued through the second quarter of 2011, which resulted in continued increased COGS, including transportation and duties during that period. Following the second quarter of 2011, we discontinued the sourcing from the EAPA segment of these products used in production, in anticipation of North America’s increased capacity.

Depreciation and Amortization Expenses

Our intangible assets, including technology, brand names and customer relationships, are being amortized over their useful life ranging from ten to 19 years except for brand names which have indefinite useful lives and therefore are not being amortized. Following the 2007 Acquisition, there was a step up in the book value of property, plant and equipment leading to increased depreciation expense in the post-2007 Acquisition period and the recognition of intangible assets on acquisition, which gave rise to amortization expense in the post-2007 Acquisition period. We review the useful lives of our assets on a regular basis and any changes in estimates are treated on a prospective basis.

Selling, General and Administrative Expense

Selling, general and administrative, or SG&A, expense consists of indirect and overhead expenses including sales force salaries and commissions, advertising and promotion, travel and entertainment, office payroll and expenses, executives’ salaries and legal expenses. We expect SG&A expense to increase in 2012 as a result of increased costs of being a public company and expenses relating to this offering.

Research and Development Expense

We have two research and development, or R&D, centers, one located in Marshall, Texas and the other in Amersfoort, The Netherlands. R&D expense includes directly related salaries, contractor fees, materials and utilities.

Interest Expense

On July 8, 2011, we entered into a new senior credit facility comprising a term loan with two tranches (one denominated in Euros and the other denominated in U.S. dollars). The 2011 credit facility has a floating interest rate. We hedge part of this floating rate exposure with an interest rate swap. For a discussion of the resulting pro forma interest charge see “Unaudited Pro Forma Condensed Combined and Consolidated Financial Information.”

Income Tax Expense (Benefit)

During the periods presented, some of the Dutch entities included in the Activated Carbon business of the Norit Group did not file separate tax returns, as they were included in the Dutch fiscal unity tax return of the Norit Group. The income tax provisions included in our carve out combined financial information were calculated using a method consistent with a separate return basis, as if the Activated Carbon business was a separate, stand-alone taxpayer. In the jurisdictions where the Activated Carbon businesses were included in the consolidated tax groups of other Norit Group entities, the current tax payable or tax receivable of the Activated Carbon business represents the income tax to be paid or to be received from the respective country’s tax holding company of the Norit Group. For the purpose of this carve out combined financial information, it is assumed that only the current year is outstanding.

During the six months ending June 30, 2011, following the legal reorganization of the Company, the sale of Norit’s CPT business and a ruling by the Dutch tax authorities on the split of the Norit Group’s fiscal structure, these NOLs, which related to historic losses incurred by the Norit Group’s Dutch fiscal unity, were contributed to the Activated Carbon business. As at December 31, 2011, the

Company had approximately $251.0 million in unused NOLs that pertain primarily to The Netherlands. These unused NOLs begin to expire after 2016. We have assessed the realization of the NOLs, and have determined that the NOLs are realizable based on tax planning strategies and taxable income projections. We expect our effective tax rate to be in the range of 28% to 34% in future periods, following the settlement of the shareholder loans.

Results of Operations for the Year Ended December 31, 2011 Compared

to the Year Ended December 31, 2010

	Total Activated Carbon Business		North America		EAPA
	Year Ended December 31,
	2010	2011	2010	2011	2010	2011
	(In thousands)
Total revenues	$329,855	$360,321	$164,472	$171,635	$165,383	$188,686
Cost of goods sold	214,996	231,559	97,752	94,238	117,244	137,322
Depreciation expense	20,098	24,919	10,849	14,637	9,249	10,282
Amortization expense	7,590	7,755	4,308	4,312	3,282	3,442
Selling, general and administrative expense	41,655	40,210	21,606	15,556	20,049	24,654
Research and development expense	3,148	2,772	1,075	786	2,073	1,986
Other (income)	—	(32,767)	—	(32,767)	—	—

Total operating expenses	287,487	274,448	135,590	96,762	151,897	177,687

Income from operations	42,368	85,873	$28,882	$74,873	$13,486	$11,000

Interest expense, net	11,190	86,132
Income from equity investments	921	1,463
Income tax expense (benefit)	10,623	6,916

Net income (loss)	$21,476	$(5,712)

Total Revenues

Total revenues increased by $30.5 million, or 9%, from $329.9 million in 2010 to $360.3 million in 2011, driven by an increase of 6% in sales volume of activated carbon and a favorable foreign currency impact of approximately $8.3 million, partially offset by a 1% decrease in the average sales price of activated carbon on a constant exchange rate basis and a decrease in systems revenues in the North America segment of $3.4 million. As a part of our settlement associated with the ADA litigation, we are entitled to running royalties as defined in the settlement through June 2018, and in 2011 we recognize $1.5 million of these royalties.

In the North America segment, total revenues increased by $7.2 million, or 4%, from $164.5 million in 2010 to $171.6 million in 2011. This increase in 2011 was primarily driven by a sales volume increase of 8%, mainly due to an increase in mercury removal sales in Canada following the new Canadian regulation for coal-fired utilities, which went into effect on January 1, 2011, and an increase of the water end market sales. North America segment recognized $1.5 million of royalties related to our settlement with ADA-ES. A change in product mix partially offset our price increases, resulting in an increase in our average pricing of approximately 1% in 2011 as compared to 2010. Systems revenues decreased from $7.2 million in 2010 to $3.8 million in 2011. We expect that current and anticipated federal, state and provincial regulations governing mercury emissions from coal-fired utilities and also the cement industry in the United States and Canada will continue to drive accelerated demand growth in the mercury removal market particularly from 2014 onwards.

In the EAPA segment, total revenues increased by $23.3 million, or 14%, from $165.4 million in 2010 to $188.7 million in 2011. On a constant currency basis, revenues increased by $15.0 million, or 9%. This increase was mainly driven by the sales in the water, automotive and pharmaceutical end markets. Overall volumes increased by 4%, with a decrease in the overall average sales price in 2011 of 3% compared to 2010. The foreign currency impact of the U.S. dollar against other currencies increased revenues by $8.3 million. We expect revenues to continue to increase due to the 5th Water Framework Directive 2000/60/EC in the European Union, or the Water Directive, aging populations and gross domestic product growth (pharmaceutical products), new regulations related to gasoline evaporation (automotive) and overall population growth.

Cost of Goods Sold

COGS increased by $16.6 million, or 8%, from $215.0 million in 2010 to $231.6 million in 2011. This increase was in line with an increase in net sales of 9%. The increase in COGS resulted from increases in input costs and a change in product mix in EAPA, offset by efficiencies gained from the new Canadian production line. COGS was also favorably impacted by a lower percentage of systems sales, which have a relatively high cost-to-revenues ratio.

In the North America segment, COGS decreased by $3.5 million, or 5%, from $97.8 million in 2010 to $94.2 million in 2011. This decrease was driven by lower production costs in our Canadian operations in 2011 and a reduction in the use of sourced products following the capacity expansions. The 2011 impact of the new production line in Texas was limited as it started operations at the end of 2011; however, it is expected to have a favorable impact on the 2012 costs.

In the EAPA segment, COGS increased by $20.1 million, or 17%, from $117.2 million in 2010 to $137.3 million in 2011. On a constant currency basis, COGS increased by $14.2 million, or 12%. The increase was driven by increased raw materials and procurement expenses and an increase in the sale of trade carbons with a relatively low margin. The foreign currency impact of the U.S. dollar against other currencies increased COGS by $5.9 million. For 2012, a favorable change in product mix is expected as demand for activated carbon used in the automotive, pharmaceutical and catalyst end markets is growing faster than overall revenues.

Depreciation and Amortization Expenses

Depreciation expense increased by $4.8 million, or 24%, from $20.1 million in 2010 to $24.9 million in 2011. This resulted from an increase in depreciation expense in the EAPA segment of $1.0 million and an increase in depreciation expense in the North America segment of $3.8 million. The portion of depreciation expense attributable to the step up in the value of property, plant and equipment at the time of the 2007 Acquisition was $0.3 million in 2011 compared to $0.5 million in 2010. Depreciation expenses are expected to increase following the 2011 expansion in Texas.

In the North America segment, depreciation expense increased by $3.8 million, or 35%, from $10.9 million in 2010 to $14.6 million in 2011 due to new property, plant and equipment placed into service in 2011 and the full year depreciation of the capacity expansion at our Canadian joint venture compared to the half year depreciation in 2010. The depreciation of the property, plant and equipment placed into service in 2011 was $0.6 million.

In the EAPA segment, depreciation expense increased by $1.0 million, or 11%, from $9.2 million in 2010 to $10.3 million in 2011. On a constant currency basis, depreciation expense increased by $0.6 million, or 6%. The foreign currency impact of the U.S. dollar against other currencies was to increase depreciation by $0.4 million. The depreciation of the property, plant and equipment placed into service in 2011 was $0.7 million.

Amortization expense increased by $0.2 million, or 2%, from $7.6 million in 2010 to $7.8 million in 2011 and relates to intangible assets that were acquired in the 2007 Acquisition. This increase resulted from the foreign currency impact of the U.S. dollar against other currencies. Additions to intangible assets in 2011 consisted mostly of capitalized mine development costs that were not amortized in 2011. Going forward, amortization is expected to remain fairly constant.

Selling, General and Administrative Expense

SG&A expense decreased by $1.5 million, or 4%, from $41.7 million in 2010 to $40.2 million in 2011. The decrease was due in part to a decrease of $7.5 million in net legal expenses in the North America segment from $9.1 million in 2010 to $1.6 million in 2011, primarily relating to the ADA litigation. Excluding the reduction of the legal expenses, SG&A expense increased largely due to an increase in personnel costs, including a one-time increase of $2.4 million mainly related to the restructuring of the former headquarters following the sale of the CPT business. We expect a limited increase of the headcount and SG&A in the next year following some key investments in the organization over the past couple of years.

In the North America segment, SG&A expense decreased by $6.1 million, or 28%, from $21.6 million in 2010 to $15.6 million in 2011. The decrease was primarily due to a decrease in net legal expenses of $7.5 million relating to the ADA litigation. Total legal fees for the ADA litigation in 2011 were $1.5 million. The reduction of the legal expenses was partly offset by an increase in wages and salaries due to both salary increases and an increase in the number of full-time equivalent employees.

In the EAPA segment, SG&A expense increased from $20.0 million to $24.7 million in 2011. On a constant currency basis, SG&A expense increased by $3.7 million, or 17%. This increase was largely driven by increases in wage and salary costs as well as one-time costs associated with our head offices in The Netherlands.

Research and Development Expense

R&D expense decreased by $0.4 million, or 12%, from $3.1 million in 2010 to $2.8 million in 2011. This decrease was primarily due to lower levels of R&D testing activities in the North America segment, and a $0.1 million foreign currency impact. R&D expenditures are expected to increase in the future as we expect to continue to add R&D resources.

Other Income

Following the award by the panel in the arbitration with ADA and the consequent negotiations with ADA, we recognized a gain of approximately $32.8 million in other income during the year ended December 31, 2011 in connection with our settlement with ADA. The other income does not include the royalties which are included in revenues.

Interest Expense

Net interest expense increased by $74.9 million, or 670%, from $11.2 million in 2010 to $86.1 million in 2011. This increase included the recognition of $33.0 million in interest expense on shareholder loans in 2011 as compared to $0 in 2010. The shareholder loans, comprised of cumulative preferred equity certificates and cumulative preferred shares, are expected to be settled on or prior to the completion of this offering, and following this settlement, we will not incur any additional interest expense for these shareholder loans. Net interest expense also included $30.3 million of non- cash foreign exchange losses recognized on our U.S. dollar denominated debt held by subsidiaries with a Euro functional currency. We are unable to predict the future interest expense resulting from non-cash foreign exchange gains or losses recognized due to fluctuations in the exchange rate between Euro and the U.S. dollar. Interest expense to banks was $22.1 million. Interest allocated to us from the Norit Group decreased from $11.7 million in 2010 to $9.6 million in 2011. As of June 30, 2011 the Norit Group no longer allocated interest expense to us.

Income Tax Expense

Income tax expense for 2011 was $6.9 million as compared to income tax expense of $10.6 million for 2010. The effective tax rate for 2011 was 575% compared to an effective tax rate of 33% for 2010. The increase in the effective tax rate in 2011 from 2010 was largely due to non-deductible interest related to our shareholder loans and foreign tax rate differentials. Following the settlement of the shareholder loans on or prior to this offering, our effective tax rate is expected to be between 28% and 34%.

Results of Operations for the Year Ended December 31, 2010 Compared

to the Year Ended December 31, 2009

	Total Activated Carbon Business		North America		EAPA
	Year Ended December 31,
	2009	2010	2009	2010	2009	2010
	(In thousands)
Total revenues	$304,080	$329,855	$128,683	$164,472	$175,397	$165,383
Cost of goods sold	199,008	214,996	79,599	97,752	119,409	117,244
Depreciation expense	23,371	20,098	10,301	10,849	13,070	9,249
Amortization expense	7,728	7,590	4,310	4,308	3,418	3,282
Selling, general and administrative expense	34,276	41,655	14,296	21,606	19,980	20,049
Research and development expense	2,324	3,148	194	1,075	2,130	2,073

Total operating expenses	266,707	287,487	108,700	135,590	158,007	151,897

Income from operations	37,373	42,368	$19,983	$28,882	$17,390	$13,486

Interest expense, net	20,227	11,190
Income from equity investments	1,051	921
Income tax expense (benefit)	7,039	10,623

Net income (loss)	$11,158	$21,476

Total Revenues

Total revenues increased by $25.8 million, or 8%, from $304.1 million in 2009 to $329.9 million in 2010, driven by an increase of 26% in sales volume of activated carbon, partially offset by a 7% decrease in the average sales price of activated carbon on a constant exchange rate basis, a decrease in systems revenues in the North America segment of $2.2 million and a negative foreign currency impact of $6.5 million. Volume increases accounted for $61.4 million of our increase in activated carbon revenues. The volume increase was driven by growth in sales of mercury removal products as a result of the phasing-in of U.S. state and Canadian mercury removal regulations.

In 2010, the increase in our volume was partially offset by a shift in our product mix to a larger percentage of lower priced products, as a result of, among other things, regulations and economic conditions affecting our customers. The impact on the revenues of this change in product mix was $31.6 million.

In the North America segment, total revenues increased by $35.8 million, or 28%, from $128.7 million in 2009 to $164.5 million in 2010. This increase was largely driven by full year impact of regulations regarding mercury removal from North American coal-fired utilities (compared to a half year in 2009) and the start of external sales from the Canadian joint venture beginning late 2010. The average sales price for activated carbon also increased by approximately 1% as a result of price increases to offset the cost inflation experienced in 2010, partially offset by a change in product mix. This increase was partially offset by a decrease in systems revenues of $2.2 million compared to 2009.

In the EAPA segment, total revenues decreased by $10.0 million, or 6%, from $175.4 million in 2009 to $165.4 million in 2010. On a constant currency basis, revenues decreased by $2.7 million, or 2%. This decrease was mainly driven by the slowdown of sales as a result of the weak economy in certain niche markets, such as the catalyst market. The sales price increase in 2010 was on average sufficient to pass through higher raw material costs to our customers. The overall average sales price in 2010, however, was 9% lower on a constant currency basis compared to 2009 due to a change in product mix in 2010 towards more lower priced carbons. The foreign currency impact of the strengthening of the U.S. dollar against other currencies was to decrease revenues by $6.5 million.

Cost of Goods Sold

COGS increased by $16.0 million, or 8%, from $199.0 million in 2009 to $215.0 million in 2010. This increase was in line with an increase in net sales of 8%. The increase in COGS resulted from an increase in input costs, including certain raw materials such as peat and lignite, but was partially offset by a product mix shift toward lower priced products with relatively lower production or procurement costs. COGS was also favorably impacted by a lower percentage of systems sales, which have a relatively high cost-to-revenues ratio.

In the North America segment, COGS increased by $18.2 million, or 23%, from $79.6 million in 2009 to $97.8 million in 2010. This increase was driven by a 23% increase in sales volumes of activated carbon resulting from growth in sales of mercury removal products as a result of the phasing- in of U.S. state and Canadian mercury removal regulations. This increase was partially offset by a reduction in the COGS due to lower systems sales.

In the EAPA segment, COGS decreased by $2.2 million, or 2%, from $119.4 million in 2009 to $117.2 million in 2010. On a constant currency basis, COGS increased by $2.7 million, or 2%. This increase was driven by a 14% increase in sales volume of activated carbon and also from the increase in the costs of certain raw materials such as peat, lignite and coconut shells. These impacts were partially offset by a change in product mix towards lower cost products and a decrease in 2010 in the cost of certain raw materials such as certain intermediaries, trade carbons and chemical additives. The foreign currency impact of the strengthening of the U.S. dollar against other currencies was to decrease COGS by $4.8 million.

Depreciation and Amortization Expenses

Depreciation expense decreased by $3.3 million, or 14%, from $23.4 million in 2009 to $20.1 million in 2010. This resulted from a decrease in depreciation expense in the EAPA segment of $3.8 million partially offset by an increase in depreciation expense in the North America segment of $0.5 million. The portion of depreciation expense attributable to the step up in the value of property, plant and equipment at the time of the 2007 Acquisition was $0.5 million in 2010 compared to $7.1 million in 2009.

In the North America segment, depreciation expense increased by $0.5 million, or 5%, from $10.3 million in 2009 to $10.8 million in 2010 due to $80.2 million of property, plant and equipment, mostly related to the Canadian joint venture facility start up, which was placed into service in 2010. The depreciation of the property, plant and equipment placed in service in 2010 was $2.3 million. This increase was partially offset by certain property, plant and equipment that was acquired in the 2007 Acquisition that was fully depreciated by mid-year 2009 and mid-year 2010.

In the EAPA segment, depreciation expense decreased by $3.9 million, or 29%, from $13.1 million in 2009 to $9.2 million in 2010. On a constant currency basis, depreciation expense decreased by $3.3 million, or 25%, as certain property, plant and equipment that was acquired in the 2007 Acquisition was fully depreciated by mid-year 2009. The foreign currency impact of the strengthening of the U.S. dollar against other currencies was to decrease depreciation expense by $0.6 million.

Amortization expense decreased by $0.1 million, or 2%, from $7.7 million in 2009 to $7.6 million in 2010 and relates to intangible assets that were acquired in the 2007 Acquisition. This decrease resulted from the strengthening of the U.S. dollar against the Euro. Additions to intangible assets in 2010 consisted mostly of capitalized mine development costs and were not amortized in 2010.

Selling, General and Administrative Expense

SG&A expense increased by $7.4 million, or 22%, from $34.3 million in 2009 to $41.7 million in 2010. The increase was due in part to an increase of $3.4 million in net legal expenses in the North America segment from $5.9 million in 2009 to $9.3 million in 2010 primarily relating to a $2.2 million increase in expenses relating to the ADA litigation and a $1.3 million credit to the legal expenses related to a settlement in an unrelated action in 2009. Also contributing to the SG&A expense increase was an increase in wage and salary costs of $0.7 million from $18.0 million in 2009 to $18.7 million in 2010 due to normal salary increases and an increase in commissions to third parties of $0.4 million from $1.4 million in 2009 to $1.8 million in 2010.

In the North America segment, SG&A expense increased by $7.3 million, or 51%, from $14.3 million in 2009 to $21.6 million in 2010. The increase was primarily due to an increase in net legal expenses of $3.2 million from $5.9 million in 2009 to $9.1 million in 2010 primarily relating to a $2.2 million increase in expenses relating to the ADA litigation and a $1.3 million credit to the legal expenses related to a settlement in an unrelated action in 2009. Total legal fees for the ADA litigation in 2010 were $8.7 million. Also contributing to the SG&A expense increase was an increase in wage and salary costs of $0.7 million relating to an increase in the number of full-time equivalent employees as well as normal salary increases and an increase in costs to hire and relocate new employees of $0.4 million.

In the EAPA segment, SG&A expense remained constant at $20.0 million in both 2009 and 2010. On a constant currency basis, SG&A expense increased by $1.0 million, or 5%. This increase was largely driven by an increase in wage and salary costs and the full-year effect in 2010 of new hires in 2009. The foreign currency impact of the strengthening of the U.S. dollar against other currencies was to decrease SG&A expense by $0.9 million.

Research and Development Expense

R&D expense increased by $0.8 million, or 35%, from $2.3 million in 2009 to $3.1 million in 2010. This increase was primarily due to an increase in the level of R&D testing activities related to the mercury removal market in the North America segment, which was partially offset by a foreign currency impact of a $0.1 million from the U.S. dollar strengthening against other currencies.

Interest Expense

Net interest expense decreased by $9.0 million, or 45%, from $20.2 million in 2009 to $11.2 million in 2010. This decrease was largely due to a fair value gain on interest rate swaps of $2.5 million in 2010 compared to a loss of $1.3 million in 2009 and a decrease in interest expense on bank loans of $4.7 million in 2010. This decrease in net interest expense was also impacted by an increase in interest income of $0.9 million in 2010 compared to 2009. The average interest rate on our floating rate bank debt was 3.3% in 2010 compared to 4.6% in 2009. The borrowing allocated from Norit Group decreased in 2010 to $141.2 million from $156.2 million in 2009. Our short-term debt increased during the twelve months ended December 31, 2010 by $6.9 million to $25.5 million as at December 31, 2010. The foreign currency impact of the strengthening of the U.S. dollar against other currencies was to decrease interest expense by $0.6 million.

Income Tax Expense (Benefit)

Income tax expense for 2010 was $10.6 million as compared to income tax expense of $7.0 million for 2009. The effective tax rate for 2010 was 33.1% compared to an effective tax rate of 38.7% for 2009. The decrease in the effective tax rate in 2010 from 2009 was largely due to the 2009 increase in the rates at which we expected our deferred tax liabilities to reverse. This increase in the rate applied to our deferred tax liabilities was charged to tax expense in 2009. As at December 31, 2010 and December 31, 2009, income tax payables from the Activated Carbon business entities of $7.0 million and $10.1 million, respectively, are included in invested equity.

Working Capital and Liquidity

Prior to our legal reorganization in June 2011, we were part of the Norit Group of companies. As part of the Norit Group, cash flow forecasting was performed within the operating segments. The Norit Group finance department monitored rolling forecasts and the Norit Group’s liquidity requirements to ensure it had sufficient cash to meet operational needs while maintaining sufficient headroom on our undrawn committed credit facilities at all times so that the Norit Group did not breach borrowing limits or covenants on any of its credit facilities. This forecasting took into consideration the Norit Group’s debt financing plans, covenant compliance and compliance with internal ratio targets. Prudent liquidity risk management included maintaining sufficient cash and cash equivalents and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. We will continue these processes and liquidity management policies following the offering.

The increase in working capital was driven primarily by cash transfers provided by the Norit Group to fund production facility expansions, as well as increases in finished goods inventories to supply increased customer demands. The projected expenditures for our capital commitments over the next twelve months is expected to be approximately $29.0 million. We believe we will have adequate liquidity to satisfy our capital requirements over the next twelve months and will meet short- and long-term needs through cash flows from operations and the ability to borrow under the new credit facility. We believe our working capital is sufficient for our present requirements.

Cash Flows

The following table summarizes our primary sources and uses of cash:

	Year Ended
	December 31,
	2010	2011
	(In millions)
Net cash provided by operating activities	$56.7	64.2
Net cash used in investing activities	(77.8)	(24.7)
Net cash provided by (used in) financing activities	11.9	(67.8)
Effect of exchange rate changes on cash	(1.5)	0.0

Net increase (decrease) in cash and cash equivalents	$(10.7)	(28.2)

Operating Activities

Cash flows provided by operating activities increased by $7.6 million from $56.7 million in 2010 to $64.2 million in 2011. This increase was primarily due to an increase in operating income of $43.4 million, partially offset by an increase in accounts receivable of $4.0 million in 2011, a decrease in accounts payable to third parties of $14.5 million in 2011, and changes in other operating assets and liabilities that used $6.0 million in 2011.

Investing Activities

Since the beginning of 2008, we have invested substantial capital in expanding our activated carbon production capacity. We have invested capital expenditures of $83.0 million, $64.6 million and $68.5 million in 2009, 2010 and 2011, respectively. Of our 2011 capital expenditures, we spent approximately $46.5 million on capacity expansion and the remainder on lignite mine development in the vicinity of the Marshall, Texas plant, production maintenance, production improvements and meeting environmental and safety regulations. Since the beginning of 2008, we have upgraded our production facilities in Marshall, Texas; Klazienaveen, The Netherlands; Zaandam, The Netherlands; and Glasgow, United Kingdom as part of our routine assessment of the efficiency of our facilities. We intend to continue our capital expenditure program to upgrade our properties when and to the extent that we consider such upgrades to be appropriate. We expect 2012 capital expenditures to decrease from 2011 levels by approximately 60%.

In 2009, we expanded production capacity at our largest facility in Marshall, Texas by approximately 37% with the addition of a new production line to meet rising demand for mercury removal solutions. A second production line came on line in 2011 adding an additional approximately 27% to our production capacity in Marshall, Texas. Four additional production lines for the Marshall, Texas facility are permitted. We also completed construction of our Canadian joint venture facility near the U.S. border in Saskatchewan, where the first production line began operations in 2010, and plans and permitting approvals are in place for expansion to a total of up to four additional production lines as needed to meet demand.

We expect to finance our capital expenditures through operational cash flow and, as needed, borrowings under our new credit facility.

Financing Activities

Our cash flows from financing activities decreased by $79.7 million from $11.9 million in 2010 to a cash outflow of $67.8 million in 2011. This decrease was driven by repayments on our shareholder loans of $371.0 million, repayments of our allocated bank debt of $266.4 million, and repayments totaling $27.0 million for a credit facility and the settlement of an interest rate swap. These repayments were partially offset by third party debt proceeds pertaining to the 2011 credit facility of $370.4 million and an $18.0 million credit facility, as well as cash transfers with our parent totaling $253.9 million.

Indebtedness and Liquidity

As at December 31, 2010 and 2011, the following amounts were outstanding:

	As at December 31,
	2010	2011
	(In millions)
Bank loan	$106.1	$—
Allocated from the Norit Group	141.2	—
2011 Credit Facility	—	356.1
Shareholder loans	—	256.1
Fair value of interest rate swap	8.3	0.7
Bank overdrafts	17.4	6.6

Total	$273.0	$619.5

Total borrowings increased by $346.5 million from $273.0 million at December 31, 2010 to $619.5 million at December 31, 2011. The increase was primarily the result of the 2011 credit facility entered into in July 2011, the recognition of $256.1 million of shareholder loans, partially offset by the repayment of the 2010 bank loan, the allocated debt and a previous interest rate swap. The U.S. dollar strengthening against other currencies reduced the total indebtedness as at December 31, 2011. Of our total borrowings, $10.9 million is short term.

New credit facility

Overview

On July 8, 2011, Norit Holding B.V., an indirect, wholly owned subsidiary of the Company, as borrower (the “borrower”), Norit Activated Carbon B.V., the direct parent of the borrower, as guarantor, and certain subsidiaries of the borrower, as subsidiary guarantors, entered into a credit agreement governing the 2011 credit facility, consisting of:

•	a €75 million six-year senior secured Euro denominated term loan facility (the “Euro term loan facility”);

•	a $260 million six-year senior secured U.S. dollar denominated term loan facility (the “USD term loan facility” and, together with the Euro term loan facility, the “term loan facilities”); and

•	a $50 million five-year senior secured revolving credit facility (the “revolving facility”).

At our option, the revolving facility and/or the term loan facilities may be increased, at any time and from time to time, by up to $100 million in the aggregate, provided in each case that we are able to obtain commitments from lenders for, and satisfy certain customary conditions precedent set forth in the credit agreement with respect to, any such increase.

Interest rates and fees

The loans under the revolving facility may be denominated in either U.S. dollars or Euros and bear interest at a rate per annum, which, at our option, can be either:

•	a base rate plus a margin initially of 4.25% with respect to loans denominated in U.S. dollars; or

•	the LIBOR rate or, with respect to loans denominated in Euros, EURIBOR rate, in any case, plus a margin initially of 5.25%.

The interest margins under the revolving facility are subject to two 25 basis point step-downs based on net leverage levels.

The loans under the term loan facilities bear interest at a rate per annum, which, at our option, can be either:

•	a base rate plus a margin of 4.25%; or

•	the LIBOR rate or, with respect to loans denominated in Euros, EURIBOR rate, in any case, such rate not to be less than 1.50% per annum, plus a margin of 5.25%.

If a payment default or insolvency or bankruptcy event of default shall have occurred and be continuing, any overdue obligations under the 2011 credit facility will bear interest at the otherwise applicable rate plus 2.00% per annum. A commitment fee calculated at the rate of 0.50% per annum is payable on the average daily unused portion of the commitments under the revolving credit facility. We are required to pay (i) letter of credit fees at a rate equal to the then applicable interest margin in effect for LIBOR rate loans under the revolving facility and (ii) fronting fees at a rate of 0.125% per annum, in each case payable on the aggregate daily maximum amount available to be drawn under all letters of credit.

Repayments and Prepayments

All borrowings under the revolving facility and the term loan facilities are required to be repaid on the final maturity date of each such facility. The term loan facilities amortize in quarterly installments of 0.25% of the original principal of the term loan. Voluntary prepayments of loans under the 2011 credit facility are permitted in agreed minimum amounts without penalty other than the call premium described below, if applicable, subject to reimbursement of the lenders’ breakage and re-employment costs in the case of prepayment of Eurodollar rate loans. In the event loans under the term loan facilities are prepaid with proceeds of a repricing transaction or an amendment, waiver or consent results in a repricing transaction, then a premium of (i) 2.00% shall be due in the case of such prepayment during the first year of the term of the 2011 credit facility or (ii) 1.00% shall be due in the case of such prepayment during the second year of the term of the 2011 credit facility.

We are required to prepay the term loans with net proceeds from asset sales and insurance or condemnation events, subject to certain basket amounts, exceptions and reinvestment rights. We are required to prepay the term loans with cash proceeds from the incurrence of any indebtedness not permitted to be incurred under the 2011 credit facility. Commencing with the fiscal year ending December 31, 2012, 50% of excess cash flow (excluding proceeds of certain litigation awards) each year are required to be used to prepay the term loans, with step-downs to 25% and to 0% based on total net leverage levels. Any term loans mandatorily prepaid may not be reborrowed.

Guarantees

Our obligations under the 2011 credit facility are guaranteed by Norit Activated Carbon B.V., the direct parent company of the borrower, and certain of our existing and future direct and indirect subsidiaries (other than any immaterial subsidiaries) organized in The Netherlands, United States, Canada and the United Kingdom.

Security

The obligations and guarantees under the 2011 credit facility are secured by a first-priority security interest in substantially all of the assets of the borrower and guarantors (other than Norit Canada, Inc.), subject to certain exceptions and limitations set forth in the definitive documentation for the 2011 credit facility.

Certain covenants

The 2011 credit facility requires us to maintain a total net leverage level (net of up to $35 million in unrestricted cash) of not more than 5.00 : 1.00 beginning with the fiscal quarter ending September 30, 2011, with the maximum allowable level to be reduced periodically during the term of the 2011 credit facility as set forth in the definitive documentation for the 2011 credit facility. The net leverage level is tested at the end of each fiscal quarter. For purposes of determining compliance with this financial covenant, equity contributions may be made to the borrower, subject to the limitations set forth in the definitive documentation for the 2011 credit facility.

Financial covenant calculations are made with respect to, and financial statements are required to be delivered with respect to, Norit Activated Carbon B.V. and its subsidiaries. At our option, Norit Activated Carbon B.V. may be merged with and into Norit N.V. (with Norit N.V. remaining as the surviving entity); provided that Norit N.V. must expressly assume Norit Activated Carbon B.V.’s 2011 credit facility obligations and satisfy certain customary corporate requirements. Subsequent to any such succession by and substitution of Norit N.V. for Norit Activated Carbon B.V. under the 2011 credit facility, financial covenant calculations would be made with respect to, and the financial statements required to be delivered would be for, Norit N.V. and its subsidiaries.

In addition, the 2011 credit facility contains customary representations and warranties and affirmative and negative covenants that, among other things, restrict the ability of the borrower, the guarantors and their subsidiaries (a) to incur additional indebtedness, (b) to pay dividends or distributions, prepay certain indebtedness or make other restricted payments, (c) to create or incur certain liens, (d) to enter into business combinations, undergo other fundamental changes or divest assets (including interests in subsidiaries), (e) to make investments or loans, (f) to enter into transactions with affiliates or equityholders, (g) to engage in sale and leaseback transactions, and (h) to make certain amendments to their organizational documents, subject in each case to certain limitations, exceptions or excluded amounts. The Company was in compliance with the 2011 credit facility covenants as at December 31, 2011.

Certain events of default

The 2011 credit facility also provides for customary events of default, including: payment defaults; failure to comply with covenants; material breach of representations; cross-defaults to material indebtedness; bankruptcy and insolvency; material judgments and attachments; invalidity of the 2011 credit facility documents and impairment of security interests; material ERISA events and material events relating to pension schemes; and change of control. A change of control shall occur if (i) after a qualified initial public offering of the borrower, (x) Doughty Hanson & Co Managers Limited, Euroland Investments B.V., certain of their respective affiliates and certain members of management shall cease to own and control (directly or indirectly) at least 35% of the voting power and/or economic interests in the borrower’s equity interests or (y) any person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) other than the permitted investors identified above (1) shall have acquired beneficial ownership or control of aggregate ordinary voting power and/or economic interests in the borrower’s equity interests in excess of those interests owned and controlled by such permitted investors at such time or (2) shall have obtained the power to appoint and dismiss (directly or indirectly) a majority of the members of the board of managing directors of the borrower; or (ii) specified changes occur with respect to the direct ownership of equity interests in the borrower.

In the case of an event of default arising from specified events of bankruptcy or insolvency, all outstanding obligations under the 2011 credit facility will become due and payable immediately without further action or notice. As is customary in such financings, the lenders may terminate their commitments, accelerate the repayment of amounts outstanding and exercise other remedies upon the occurrence of an event of default, subject, in certain instances, to the expiration of an applicable cure period.

The foregoing summary of our new credit agreement does not describe all of the terms contained in the credit agreement and is qualified in its entirety by reference to the full text of the credit agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Shareholder loans

Shareholder loans totaling $607.1 million were recognized within borrowings in the carve out combined and consolidated balance sheet by the Company, following the sale of the CPT business. These shareholder loans were recognized pursuant to SEC reporting rules and represent obligations of the Company. The Company anticipated settling these shareholder loans from the proceeds of the sale of the CPT business or by exchanging the loans for equity during the legal reorganization of the Company. As the shareholder loans were neither repaid in full as anticipated following the sale of the CPT business, nor extinguished as the proposed reorganization did not occur as originally envisaged, the Company recognized the remainder of these loans in the consolidated balance sheet. As at December 31, 2011, these loans totaled $256.1 million.

As at December 31, 2011, the shareholder loans were composed of $223.2 million of cumulative preferred equity certificates (”PECs”) and $32.9 million of cumulative preferred shares. Although the substance of these instruments is similar to an “equity” investment, the underlying terms of the instruments require, or in substance require, that the instruments be mandatorily redeemed on the 49th anniversary of the initial issuance of the loans (which may also be redeemed at any prior date at our option). Accordingly, for accounting purposes these instruments have been classified as debt as at December 31, 2011 in the carve out combined and consolidated balance sheet. Consistent with this classification, any accretion on these instruments has been included within interest expense, net in the carve out combined and consolidated statement of operations.

Interest accrues on these loans at approximately 15% per annum. Interest expense on the PECs is not fully tax deductible and interest expense on the Cumulative Preferred Shares is not tax deductible.

The shareholder loans are not convertible into ordinary shares pursuant to the terms of the shareholder loans.

Bank loan

Interest on the bank loan was periodically determined based on EURIBOR plus a spread, and averaged 4.6% and 3.3% for the years ended December 31, 2009 and 2010, respectively. We have pledged substantially all trade accounts receivables, property, plant and equipment and inventories, among other things, to secure this loan. In addition there were cross guarantees provided by various Norit Group entities, including Activated Carbon business entities. The bank loan was fully repaid in May 2011.

Allocated from the Norit Group

We have historically been partially financed through transactions with the Norit Group. Since the 2007 Acquisition and, accordingly, for the purposes of our presentation of the carve out combined and consolidated financial statements, a portion of the Norit Group’s debt was allocated to us based on net assets relative to other businesses of the Norit Group. The loan allocated from the Norit Group was fully repaid in May 2011.

Fair value of interest rate swap

In December 2011, we entered into an interest rate swap to limit the exposure of interest rate fluctuations on a portion of the 2011 credit facility. The instrument swaps a floating interest rate for a fixed interest rate, effectively limiting our interest rate exposure. The notional amount of the swap is $190.0 million with the term ending on December 31, 2014. We do not apply hedge accounting to the interest rate swap.

Historically, we have been allocated a portion of the Norit Group’s interest rate swap, which is used to limit the exposure of interest rate fluctuations on borrowings. Historically, the Norit Group has used a swap to fix a portion of the exposure to interest rate movements. As at December 31, 2010, the interest rate swap was fixed at 4.75%. We do not apply hedge accounting treatment to these derivative instruments and recorded a loss of approximately $1.3 million and a gain of approximately $2.5 million in interest expense, net, for the years ended December 31, 2009 and 2010, respectively. This interest rate swap was settled in July 2011.

Contractual Obligations

We are obligated to make future payments under various contracts such as debt agreements, lease agreements and unconditional purchase obligations. We are contractually obligated to make monthly, quarterly or semi-annual interest payments on our outstanding debt agreements. We are also required to make contributions to our defined benefit pension plans, which are estimated at $3.3 million for the year ending December 31, 2012.

The following table represents our significant contractual cash obligations and other commercial commitments as at December 31, 2011 on a pro forma basis giving effect to the settlement of our shareholder loans pursuant to which the holders exchange the outstanding loans for ordinary shares, which is planned to occur on or prior to this offering, as if it had occurred on January 1, 2011:

	Due in
	2012	2013 and 2014	2015 and 2016	Thereafter	Total
	(In thousands)
Debt(1)	$28,773	$56,797	$55,801	$349,575	$490,946
Operating leases	5,621	9,108	6,353	1,922	23,004
Capital expenditure commitments(2)	2,245	—	—	—	2,245
Unconditional purchase obligations(3)	50,358	24,214	14,988	31,980	121,540

					$637,735

(1)	Based on a weighted average interest rate of 6.75% for borrowings under the 2011 credit facility entered into on July 8, 2011, estimated cash interest payments for borrowing under the 2011 credit facility would be approximately $25.0 million per year (which excludes the non-cash amortization of deferred financing cost).
(2)	The capital expenditure commitments for 2012 arise in relation to expansion of our facilities in Marshall, Texas.
(3)	Long-term contracts covering the purchase of certain raw materials and transportation. With respect to the purchase of raw materials, long-term contracts cover a large part of our lignite and peat requirements.

We have committed in certain customer agreements in the mercury removal market to supply an annual committed quantity of activated carbon. If we fail to deliver the annual committed quantity, we may be obliged to pay the costs of customers using alternative sources of supply.

Information regarding our pension commitments and funding arrangements is described in “Critical Accounting Policies” and in note 14 to our carve out combined and consolidated financial statements. The level of contributions to funded pension plans is determined according to the relevant legislation in each jurisdiction in which we operate. In some countries, there are statutory minimum funding requirements while in others we have developed our own policies, sometimes in agreement with the local trustee bodies. The size and timing of contributions usually depend upon the performance of investment markets. Depending on the country and the relevant plan, the funding level is monitored periodically and the contribution amount adjusted appropriately. Consequently, it is not possible to predict with any certainty the amounts that might become payable from 2012 onwards. In 2011, our employer contributions to defined benefit and defined contribution pension plans amounted to $6.5 million. See note 14 to our carve out combined and consolidated financial statements for further information on our employee benefit obligations.

Dividends

Following the completion of this offering, we have no current plans to pay any dividends on our ordinary shares for the foreseeable future and currently plan to retain earnings, if any, for future operations, expansions and debt repayments. Dividend declaration and payout are decided by shareholders at the general shareholders meeting. Future dividends, if any, will depend on our earnings, cash flow and capital investment plans to pursue long-term growth opportunities, as well as any contractual restrictions to which we are subject. In May 2011, we made a distribution to our sole shareholder of approximately $215.6 million from part of the proceeds of the sale of the CPT business. In connection with the refinancing in July 2011, we made a distribution to our sole shareholder of approximately $339.4 million (of which $334.4 million was funded by initial borrowings under the 2011 credit facility). In October 2011, $32.8 million was paid out to our sole shareholder from the ADA litigation proceeds. These distributions were used as partial repayments of our existing shareholder loans. We did not declare or pay any dividends in 2009 and 2010.

Off-Balance Sheet Arrangements

We do not have any special-purpose entities or off-balance sheet financing arrangements except for the operating leases disclosed above as well as certain indemnities and guarantees. We have issued certain guarantees to various authorities, including those concerning payments of excise duty and community transport, as well as various down payment and performance guarantees. These guarantees had a nominal value of $3.8 million at December 31, 2011.

Critical Accounting Policies

The preparation of the carve out combined financial statements in accordance with U.S. GAAP requires us to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Management uses historical experience and all available information to make these judgments and estimates, and actual results will inevitably differ from those estimates and assumptions that are used to prepare our financial statements at any given time. Despite these inherent limitations, we believe that the “Operating and Financial Review and Prospects” and the carve out combined and consolidated financial statements and related footnotes provide a meaningful and fair perspective of us. The following are our critical accounting policies impacted by management’s judgments, assumptions and estimates. Management believes that the application of these policies on a consistent basis enables us to provide the users of the financial statements with useful and reliable information about our operating results and financial condition.

Estimates and assessments are based on past experience and other factors, including expectations regarding future events as they could reasonably be expected to occur in view of the current state of matters. Estimates and assessments are continuously evaluated. We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Goodwill and Other Intangible Assets

Goodwill has been allocated to the Activated Carbon business from the 2007 Acquisition, based upon the relative fair values of the businesses acquired, as at the original 2007 Acquisition date. Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired company at the date of acquisition. Goodwill is tested annually for impairment, and at interim periods upon triggering events, and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to reporting units for the purpose of impairment testing. The allocation is made to those reporting units that are expected to benefit from the business combination in which the goodwill arose.

Technology, trade names and customer relationships from the 2007 Acquisition have also been included in the financial statements, based on their respective fair values as at the 2007 Acquisition date. This asset category includes both finite and indefinite lived intangible assets. The technology relates to the Activated Carbon business’ patented and unpatented solutions and production processes, the trade names relate to various branding under which the Activated Carbon business sells its products, and the customer relationships were recognized based on the Activated Carbon business active management of their corporate and industrial client base. The technology and trade names were valued using a relief from royalty method and the customer relationships were valued using a multi-period excess earnings approach. Management has estimated the remaining useful lives of these intangibles based on various factors including legislation, estimated technological obsolescence and management’s estimated commercial life span of the respective intangible asset. Intangible assets with an indefinite useful life are not amortized but must be tested for impairment annually, and at interim periods upon triggering events, and carried at cost less accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over the estimated useful life of the asset (10-19 years). In addition, intangible assets with finite lives are evaluated for impairment whenever events or circumstances indicate that their carrying amount may not be recoverable.

Goodwill and other intangible assets with indefinite useful lives are not subject to amortization, but are instead tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. We perform the goodwill and other indefinite lived intangible asset impairment tests annually on November 30. U.S. GAAP prescribes a two-step approach to the impairment testing of goodwill. First, the reporting unit’s fair value is compared to its carrying value to determine if impairment exists. If it is determined in step one that impairment exists, the second step of the impairment test is used to measure the amount of the impairment. The second step compares the implied fair value of the reporting unit with its carrying value, and any excess of the carrying amount over the implied fair value is recognized as an impairment charge. No impairments of goodwill or other intangible assets with indefinite lives were recognized during the years ended December 31, 2009, 2010 and 2011. The fair value of the Company’s reporting units significantly exceeded their carrying amounts for all of these periods.

Determining the fair value of a reporting unit and, if necessary, its assets (including indefinite lived intangible assets) and liabilities requires the Company to make certain estimates and judgments about assumptions which include expected revenue growth rates, profit margins, working capital levels, discount rates and capital expenditures. Estimates and assumptions are based on historical and forecasted operational performance and consider external market and industry data.

Differences between the estimates used by management in its assessment and the Company’s actual performance, as well as market and industry developments, changes in the business strategy that may lead to reorganization of reporting units and the disposal of businesses could all result in an impairment of goodwill and indefinite lived intangible assets.

Property, plant and equipment

Property, plant and equipment are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by the comparison of the carrying amount of the assets to the undiscounted future net cash flows expected to be generated by the assets. If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Estimated fair value is generally based on either an appraised value or measured by discounted estimated future cash flows. If it is determined that an impairment loss has occurred based on expected future cash flows, the loss is recognized in the carve out combined and consolidated statements of operations. No impairments of long-lived assets have been recognized during the years ended December 31, 2009, 2010 and 2011.

Post-employment benefits

Pension obligations.    We operate various pension plans. The plans are generally funded through payments to insurance companies or trustee-administered funds. We have both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which we pay fixed contributions into participant accounts. We have no legal or constructive obligations beyond these contributions. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans calculate the amount that an employee will receive on retirement on the basis of one or more factors such as age, years of service and compensation.

For defined contribution plans, we pay contributions to participant accounts. We have no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

The liability recognized on the balance sheet in respect of defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually using the “projected unit credit method.” The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability.

Management considers various factors to determine the expected return on plan assets. The expected return is based on the current long-term rates of return on bonds, shares and cash. The expected return is based on historical market returns and current market expectation.

Inherent in the valuation of the defined benefit plan and the determination of the pension expense are key assumptions, including employee turnover, mortality rates and retirement ages, discount rates, expected long-term returns on plan assets, which are updated on an annual basis at the beginning of each fiscal year. Actual circumstances may vary from these assumptions giving rise to a different pension liability at year-end. The difference between the projected pension liability based on the assumptions and the actual pension liability at year-end are part of the actuarial gains and losses, amortized to net periodic pension cost over future periods using the corridor approach. Actuarial gains and losses that are greater than 10% of the higher of (a) the fund investments and (b) obligations that result from changes in actuarial assumptions will be reflected as an additional profit or expense and amortized over the expected average future years of service of the affected employees.

Our pension plan in The Netherlands is a collective defined contribution plan, where the actuarial risks related to the plan are not ours. Under this plan, plan benefits are adjusted taking into account the available assets. This is in contrast with the more typical defined benefit plan approach where the focus is on adjusting the level of contributions to ensure that sufficient assets will be available to meet the promised benefits. Employer future contributions are fixed as a percentage of earnings. Indexation of accrued benefits is conditional such that indexation in any given year may be reduced or eliminated as determined by the board of the pension fund. The accrual rate is not seen as a fixed element in the plan design, but may reduce in future years. The fixed employer contribution is at a level that is expected to cover the accruing benefits. As a further mechanism for adjusting the value of plan liabilities, the plan may permit accrued benefits to be reduced. U.S. GAAP specifically prescribes that a defined contribution plan provide an individual account for each participant. The Dutch plan does not provide such individual accounts per participant because it is a collective defined contribution plan. As a result, under U.S. GAAP, it is accounted for as a defined benefit plan.

Medical obligations.     One of our subsidiaries provides medical benefits to certain of its current workforce and retirees; however, this plan is closed for employees who retired after December 2005. In August 2007, all entitlements of non-active former employees who are covered by Medicare were revoked. At the beginning of 2008, the decision was made to discontinue grandfathering the spouses of non-active former employees who turned 65, until they reach the age of 65. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected cost of these benefits is accrued over the period of employment using the same accounting methodology as used for defined benefit plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are treated like pension obligations as described above.

Income taxes

The income tax expense for the periods presented comprises current and deferred tax. Tax is recognized in the statements of operations, except to the extent that it relates to items that are initially recognized directly in invested equity. During the periods presented, certain entities within the Activated Carbon business did not file separate tax returns as they were included in the consolidated tax groups of other Norit entities within the respective entity’s tax jurisdictions. The income tax provision included in the carve out combined and consolidated financial statements was calculated using a method consistent with a separate return basis, as if we had been a separate taxpayer. Deferred income taxes are accounted for under the asset and liability method.

Deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences that exist between the financial statement carrying value of assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards on a tax jurisdiction basis. We measure deferred tax assets and liabilities using enacted tax rates that will apply in the years in which we expect the temporary differences to be recovered or settled. The effects on deferred tax assets and liabilities of a change in tax laws or rates are recognized in the statements of operations in the period the change in tax law is enacted.

Our accounting for deferred tax consequences represents management’s best estimate of the future tax consequences of events that have been recognized in our financial statements or tax returns. In assessing the need for a valuation allowance, we consider both positive and negative evidence related to the likelihood of realization of the deferred tax assets. If, based on the weight of available evidence, it is more likely than not the deferred tax assets will not be realized, a valuation allowance is recorded. Deferred income taxes are netted if it is legally permitted to settle tax assets with tax liabilities and the deferred tax is levied on the same taxpayer by the same tax authority.

We also provide for estimated income tax exposures associated with uncertainty in tax positions taken by the Activated Carbon business. The benefit of such a tax position taken or expected to be taken in a tax return is recognized only if those positions are more likely than not to be sustained upon examination based on the technical merits of the positions. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in likelihood of realization occurs. We do not believe that the resolution of existing uncertain income tax positions will have a material impact in the carve out combined and consolidated financial statements. Our accounting policy is to record interest and penalties related to unrecognized tax benefits as a component of income tax expense in the carve out combined and consolidated statement of operations.

Environmental matters

We are confronted with costs arising out of environmental laws and regulations, which include obligations to eliminate or limit the effects on the environment of the disposal or release of certain wastes or substances at various sites. It is our policy to accrue and charge against earnings environmental cleanup costs when it is probable that a liability has been incurred and an amount is reasonably estimable. These accruals are reviewed periodically and adjusted, if necessary, as assessments and cleanups proceed and additional information becomes available. Environmental liabilities can change substantially due to the emergence of additional information on the nature or extent of the contamination, the necessity of employing particular methods of remediation, actions by governmental agencies or private parties, or other factors of a similar nature. Cash expenditures often lag behind the period in which an accrual is recorded by a number of years. While it is not feasible to predict the outcome of all pending environmental exposures, it is reasonably possible that there will be a need for future provisions for environmental costs which, in management’s expectation, based on information currently available, are not expected to have a material effect on our financial position, results of operations and liquidity. See note 7 to our carve out combined and consolidated financial statements for a discussion of our asset retirement obligation recognized as at December 31, 2009, 2010 and 2011.

New Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-11, “Disclosures about Offsetting Assets and Liabilities”. This ASU requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The objective of this disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. ASU No. 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The adoption of this update will not have a material effect on the Company’s financial statements.

In September 2011, the FASB issued ASU No. 2011-08, “Testing Goodwill for Impairment”. This ASU permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. Previous guidance under Topic 350 required an entity to test goodwill for impairment, on at least an annual basis, by comparing the fair value of a reporting unit with its carrying amount, including goodwill (step one). Under the amendments in this ASU, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. ASU No. 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of this update will not have a material effect on the Company’s financial statements.

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income”. This ASU presents an entity with the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of other comprehensive income along with a total for other comprehensive income and a total amount for comprehensive income. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU No. 2011-05 is effective for fiscal years beginning on or after December 15, 2011 and will be applied retrospectively. As ASU No. 2011-05 relates only to the presentation of Comprehensive Income, the adoption of this update will not have a material effect on the Company’s financial statements.

In December 2010, the FASB issued ASU No. 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations — a consensus of the FASB Emerging Issues Task Force (“EITF”).” ASU No. 2010-29 amends accounting guidance concerning disclosure of supplemental pro forma information for business combinations. If an entity presents comparative financial statements, the entity should disclose revenues and earnings of the combined entity as though the business combination that occurred in the current year had occurred as of the beginning of the comparable prior annual reporting period only. The accounting guidance also requires additional disclosures to describe the nature and amount of material, nonrecurring pro forma adjustments. ASU No. 2010-29 is effective for fiscal years beginning on or after December 15, 2010 and will apply prospectively to business combinations completed on or after that date. The future impact of adopting this pronouncement will depend on the future business combinations that the Company may pursue.

In December 2010, the FASB issued ASU No. 2010-28, “Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”. ASU No. 2010-28 modifies Step 1 of the goodwill impairment test so that for those reporting units with zero or negative carrying amounts, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not based on an assessment of qualitative indicators that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. ASU No. 2010-28 is effective for annual and interim reporting periods beginning after December 15, 2010, and any impairment identified at the time of adoption will be recognized as a cumulative-effect adjustment to beginning retained earnings. The adoption of this pronouncement did not have an impact on the Company’s financial statements.

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures About Fair Value Measurements” (ASU 2010-06), which amends the Fair Value Measurements and Disclosures Topic of the ASC (ASC Topic 820). Among other provisions, ASC Topic 820 establishes a fair value hierarchy that prioritizes the relative reliability of inputs used in fair value measurements. The hierarchy gives highest priority to level 1 inputs that represent unadjusted quoted market prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are directly or indirectly observable inputs other than quoted prices included within level 1. Level 3 inputs are unobservable inputs and have the lowest priority in the hierarchy. This amendment requires new disclosures on the value of, and the reason for, transfers in and out of levels 1 and 2 of the fair value hierarchy and additional disclosures about purchases, sales, issuances and settlements within level 3 fair value measurements. ASU No. 2010-06 also clarifies existing disclosure requirements on levels of disaggregation and about inputs and valuation techniques. ASU No. 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the requirement to provide additional disclosures regarding level 3 measurements which is effective for interim and annual reporting periods beginning after December 15, 2010. The adoption of this update did not have a material effect on the Company’s financial statements.

In October 2009, the FASB issued revenue recognition guidance applicable to multiple-deliverable arrangements, which (1) applies to multiple-deliverable revenue arrangements that contain both software and hardware elements, focusing on determining which revenue arrangements are within the scope of the software recognition guidance; and (2) addresses how to separate consideration in multiple-deliverable arrangements, excluding software arrangements and establishes a hierarchy for determining the selling price of a deliverable. It also eliminates the residual method of allocation by requiring that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method and also significantly expands disclosure requirements. This pronouncement was effective for the Company on January 1, 2011. The adoption of this pronouncement did not have an impact on the Company’s financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Through our activities, we are exposed to the following financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. We have a strict policy that focuses on limiting and controlling current and future risks as much as possible. We have established principles for risk management, as well as guidelines for specific areas, such as foreign exchange risk, interest rate risk, and credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity. We use derivative financial instruments to safeguard against certain risks.

Foreign exchange risk

We operate internationally and are exposed to foreign exchange risks arising from various currency exposures, particularly the Euro and Pound Sterling. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. We have set up a policy, which requires us to manage our foreign exchange risks against our functional currency. To manage our foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, we use forward foreign exchange contracts entered into by segment companies. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. Our policy is to carry out all transactions in the functional currency of the relevant company as much as possible. Transactions that are carried out in a currency other than the functional currency must be hedged with forward foreign exchange transactions for orders greater than €100,000. An exception to this policy is made for the intercompany transactions between Activated Carbon companies in Europe and the United States. Through companies established abroad, we have investments in foreign activities, of which the assets and liabilities are subject to foreign currency risks.

If the exchange rate between the U.S. dollar and the Euro had been 10% higher or lower, U.S. dollar net income for the year ended December 31, 2011 would have been $0.7 million higher or $0.8 million lower, respectively. If the exchange rate between the U.S. dollar and the Pound Sterling had been 10% higher or lower, U.S. dollar net income for the year ended December 31, 2011 would have been $1.2 million higher or $1.5 million lower, respectively.

Interest rate risk

We have no significant interest-bearing assets. Our interest rate risk is caused by long-term borrowings. Borrowings with a variable interest rate result in a cash flow interest rate risk. Our policy is to maintain approximately two-thirds of our external borrowings at a fixed rate. To achieve this, interest rate swaps are used. During 2011, our variable borrowings were in U.S. dollars and Euros. We use a variable-to-fixed interest rate swap to manage our cash flow interest rate risks. The consequence of such interest rate swap is that, from an economic perspective, the borrowings with a variable interest rate are given a fixed rate. Under this interest rate swap contract, we have agreed with a third party to periodically settle the difference between the fixed interest rates in the contract and the variable rates, offset against the agreed nominal amounts. If the three month EURIBOR had been 10% higher or lower than the actual interest rate at December 31, 2011, with other variables constant, net income would have been $0.6 million higher or lower. A hypothetical change of 10% in our effective interest rate from year-end 2011 would not result in a material change to interest expense.

Commodity price risk

In the normal course of our business, we are exposed to market risk or price fluctuations related to raw materials used in the production of activated carbon. Certain of the raw materials used in the manufacturing of activated carbon have market prices that fluctuate. Based on the estimated 2012 usage of raw materials, a hypothetical 10% increase or decrease in the price of any one of our raw materials would result in a pre-tax loss or gain of no greater than $1.1 million.

To mitigate the risk of fluctuating prices, we have entered into long-term contracts to hedge the purchase of a percentage of the estimated need of certain raw materials at fixed prices. The future commitments under these long-term contracts, which provide economic cash flow hedges, are disclosed in note 20 to the carve out combined and consolidated financial statements. In addition, the majority of our long-term customer contracts include indexation provisions which allow us to pass on raw material price increases.

Credit risk

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions and from transactions with customers, including outstanding receivables and committed transactions.

We generate part of our revenues from contracts with governmental and semi-governmental authorities or government organizations. We consider the credit risk resulting from these contracts to be limited. Most of our contracts are with non-governmental customers. Credit risks in those contracts are limited through use of various instruments, including postponing transfer of ownership until payment has been received, the use of bank guarantees and documentary credit and credit risk insurance. In general, a significant portion of contracts include payment arrangements that contain prepayments or progress payments, which also reduces credit risk. No single customer accounted for more than 6.5% of our revenues in 2011. In 2011, two customers accounted for over 5% of revenues, and collectively, these two customers accounted for less than 13% of total revenues.

For banks and financial institutions, only independently rated counterparties with a good reputation and solvency are accepted. If customers are independently rated, these ratings are used. If no independent rating is available, the creditworthiness of the customer is assessed taking into account their financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings, in accordance with limits set by management. The utilization of credit limits is regularly monitored.

At December 31, 2011, we used facilities for credit and bank guarantees provided by the following banks: ING, ABN-AMRO, Deutsche Bank, Rabobank, JPMorgan Chase, and Banco Popular. We set requirements for our borrowing with regard to good reputation and solvency of lenders. All these banks satisfy these requirements and we therefore do not expect these banks to be in default of their obligations arising from the credit facilities provided. The used credit facilities consist of current account, bank guarantees and the use of a capex facility. With regard to the outstanding accounts receivable, see note 2 to our carve out combined and consolidated financial statements for information on irrecoverable receivables and the provisions created for them.

The table below analyzes our financial liabilities as at December 31, 2011 into relevant maturity groupings based on the remaining period from the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual, undiscounted cash flows:

	Due in
	2012	2013 and 2014	2015 and 2016	Thereafter	Total
	(In thousands)
Debt	$10,281	$8,045	$7,368	$593,743	$619,437

Hedging interest and foreign exchange risks

Cash flow risks resulting from long-term borrowings are partially hedged by means of interest rate swaps. Foreign currency risks are partially hedged with forward foreign exchange contracts. Movements in the fair value of interest rate swaps and forward foreign exchange contracts are immediately recognized in net income. We do not currently apply hedge accounting.

Estimates of fair value

The fair value of the interest rate swap is calculated as the present value of the estimated future cash flows as stated by the bank. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the end of the reporting period. The carrying amount (less impairment provision) of trade receivables and payables because of their short-term character) are assumed to approximate our fair value. Fair value measurements are based on the following fair value measurement hierarchy:

•	quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

•	inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (level 2); and

•	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3).

The following table presents our assets and liabilities that are measured at fair value at December 31, 2011:

	Carrying amount	Level 1	Level 2
		(In thousands)
Assets
Cash equivalents	$16,732	$16,732	$—

Liabilities
Fair value of derivatives	677	—	677
2011 Credit Facility	351,479	—	351,479

	$352,156	$—	$352,156

The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by us is the current bid price. These instruments are included in level 1. The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•

quoted market prices or dealer quotes for similar instruments. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves. The fair value of forward foreign exchange contracts is determined using forward exchange rates at the end of the reporting period, with the resulting value discounted back to present value; and

•	other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

BUSINESS

Company Overview

We are a global leader in the research, development, manufacturing and sale of high-grade activated carbons used in a growing range of environmental, health, safety and industrial applications. Our purification technologies are widely used to remove pollutants, contaminants and other impurities from water, air, food and beverages, pharmaceutical products and other liquids and gases in an efficient and cost-effective manner. Our activated carbon solutions, which can be produced in powdered or granular forms, also serve a variety of uses as colorants, carriers or catalysts in industrial processes. Building on our more than 90-year history of innovative product development, we produce a diverse array of products with over 150 different activated carbon formulations engineered from a wide range of raw materials including lignite, peat, bituminous coal and wood, among others. We complement our diverse activated carbon products offering with on-site systems and services, as well as reactivation solutions, to help our customers meet their specific needs.

Increasing global demand for activated carbon is driven by a variety of environmental, health and safety concerns and related regulations. As a global leader in activated carbon technology, we believe we are well positioned to capitalize on new and expected regulations in North America, the European Union and elsewhere in the following areas, among others:

•	the removal of mercury from flue gas in North American coal-fired utilities;

•	the removal of disinfection byproducts from drinking water in the United States;

•	the removal of mercury from cement kiln and industrial boiler emissions in the United States;

•	the removal of contaminants from groundwater and surface water in the European Union; and

•	evaporative emissions controls in vehicles and other combustion engines.

According to industry research reports published by Freedonia, Roskill and CEH, the use of activated carbon in controlling mercury emissions could become the largest end market for activated carbon in North America over the next several years. We expect that current and new state and provincial regulations governing mercury emissions from coal-fired utilities in the United States and Canada will drive accelerated demand growth in this market. In addition, the EPA on December 16, 2011 signed a final rule implementing mercury and air toxics standards for power plants that will reduce emissions from new and existing coal- and oil-fired electric utility steam generating units of heavy metals, including mercury. The Clean Air Act allows power plants three years to comply and state permitting authorities can also grant an additional year as needed for technology installation. The EPA expects the grant for an additional year to be broadly available. On a global level, in early 2009 more than 140 countries agreed to develop and negotiate a multinational treaty under the auspices of the United Nations to control global mercury use and emissions that could be finalized as early as 2013.

We are the largest global producer of activated carbon, according to industry reports published by Freedonia (2010) and Roskill (2008). According to Freedonia and Roskill, we are also the largest global producer of powdered activated carbon, which we believe is the most cost-effective solution for controlling mercury emissions. We initially developed our expertise in mercury removal by producing waste incineration solutions in Europe in the 1980s, and we have since become a global leader in supplying activated carbon solutions to meet fast-growing mercury removal demand in other markets. Mercury removal related products generated approximately 21% of our revenues in 2011, which was up from 20% in 2010.

Our global base of approximately 3,000 customers includes manufacturers, municipalities and utilities that use our products in a wide range of end markets, including air and gas, water treatment, pharmaceuticals, food and beverage, chemicals, industrial catalysts, power, energy and mining. Our products are sold globally into more than 100 countries principally through our sales offices, as well as through a network of regional agents and distributors. We have developed long-standing relationships with many of our customers, which are often supported by long-term or take-or-pay contractual arrangements.

We have two reportable segments, North America and EAPA (rest of the world, including Europe, Asia Pacific, South America, Africa and Middle East). In 2011, our revenues were $360.3 million, income from operations was $85.9 million, net loss was $5.7 million, adjusted net loss was $0.6 million and Adjusted EBITDA was $118.5 million. For a description of and reconciliation of net loss to adjusted net loss and Adjusted EBITDA, which are non-GAAP financial measures, see “Summary Carve Out Combined and Consolidated Historical Financial and Other Information—Non-GAAP Financial Measures.” At a segment level, 48% of our 2011 revenues were generated in North America and 52% in EAPA, with 79% of our 2011 Adjusted EBITDA generated in North America and 21% in EAPA.

We currently own, or participate through joint ventures or other investments in, ten production locations in the United States, Canada, Mexico, Brazil, The Netherlands, the United Kingdom and Italy. Since the beginning of 2008, we have invested substantial capital in plant expansions that have come on line in 2009, 2010 and 2011. These investments have increased our global production capacity by approximately 28% during that time. With customer contract terms typically one year or more, and with our role in frequently helping customers design a product formulation based on their needs, we plan production expansions based on our visibility of future contract-based demand. We also retain flexibility to increase capacity in a timely and efficient manner given our proven experience in adding production lines and the limited additional overhead required to operate new capacity. Since 2009, we have expanded production capacity at our largest facility in Marshall, Texas by approximately 74% with the addition of two new production lines to meet rising demand for mercury removal solutions. We have permitting approvals to construct four additional production lines for the Marshall, Texas facility. In total, we estimate that these four new lines would approximately double production capacity at our Marshall, Texas facility. In addition, we are developing a lignite mine within 20 miles of our Marshall, Texas facility, which we expect will begin operations in 2014, to help ensure a continued reliable, low-cost raw material supply to support our planned expansions.

We have completed construction of our Canadian joint venture facility near the U.S. border in Saskatchewan, where the first production line began operations in 2010. Plans and permitting approvals are in place for expansion to a total of up to four additional production lines as needed to meet demand. We expect to begin construction on the second production line at this facility in 2013. At this facility, we have also secured a raw material supply of lignite through a ten-year agreement with our joint venture counterparty that extends until at least 2021.

Various other expansion projects have been and are being implemented at our European plants, including projects to increase capacity to take advantage of expected growth in demand for washed activated carbons in the water, food and pharmaceutical industries and for activated carbon as a result of environmental regulations currently under consideration.

Our Competitive Strengths

As a leading global provider of activated carbon solutions, we believe we benefit from high barriers to entry in our industry, as well as from several important competitive strengths that include the following:

Global Market Leadership, Diversity and Scale

We are the largest global producer of activated carbon, according to a report from Freedonia and Roskill. We believe we have the broadest product portfolio of activated carbon solutions in the industry, with more than 150 different activated carbon formulations engineered from a wide range of raw materials. The diversity of our product portfolio enables our customers to meet their most stringent purification challenges and serves a wide variety of environmental, health, safety and industrial end uses. We service approximately 3,000 customers globally across a wide range of industries in over 100 countries principally through our sales offices, as well as through a network of regional agents and distributors. In 2011, no single customer accounted for more than 6.5% of total revenues, and our largest two customers accounted for less than 13% of total revenues.

We supply our products from multiple manufacturing locations strategically located in the United States, Canada, Mexico, Brazil, The Netherlands, the United Kingdom and Italy. Our global manufacturing capability, coupled with our logistics infrastructure, allows us to service our global customer base quickly and efficiently with a reliable supply of consistent, high-quality activated carbon to the extent we are able to continue to access a consistent supply of raw materials. We believe the diversity of our products, raw materials, end-market exposure and geographic coverage limits the potential impact of adverse developments in any one industry or region. In addition, the non-discretionary nature of the majority of our product applications also limits our exposure to macroeconomic trends. Our success in growing both revenues and profits each year during the recent economic downturn demonstrates our ability to improve results despite challenges facing particular end markets. We also believe our strong global presence positions us to capitalize on future areas of demand growth, particularly those driven by anticipated regulatory developments around the world.

Product Innovation and Technical Expertise

Our leading market position is built on our more than 90-year history of innovative product development, technical expertise and extensive institutional know-how. Our experience in processing a diverse range of raw materials for a wide variety of activated carbon applications, in combination with our longstanding research and development programs and dedicated quality control teams at each facility, have allowed us to develop innovative processes for turnkey and customized solutions. We currently have engineers and technical personnel located around the world to address specific customer needs and enhance manufacturing efficiency. Our engineered solutions allow us to target new specialized applications and capitalize on new market opportunities for high-margin applications subject to changing regulatory demands. Our activated carbon innovations include the following products, among others:

•	our DARCO FGD products for the removal of mercury, dioxins and furans from emissions in waste incineration facilities;

•	our DARCO Hg products for the removal of mercury from emissions in coal-fired utilities and cement kilns;

•	our SXRO catalysts for use in the production of herbicides;

•	our powdered activated carbons for the removal of polychlorinated biphenyls, or PCBs, from edible oils;

•	our RO extruded activated carbons for the purification of condensate water used in high-pressure steam generators; and

•	our CNR products for the prevention of hydrocarbon vapor emissions from gasoline.

Reputation for High Quality Service and Customized Solutions

We are highly focused on meeting the specific needs of our customers and work closely with them to select the appropriate activated carbon product or develop a new product for their specific application needs, as well as design and provide the right delivery vehicle. In developing customized solutions for our customers, we build on our experience in developing a wide range of activated carbon formulations for specific applications. Our strong customer retention is partially due to the customized and embedded nature of our solutions within customers’ industrial and municipal processes. Because this dynamic can result in high customer switching costs, it often drives repeat business. Of our top ten customers, four have been customers for more than 20 years and two have been customers for more than 15 years. The other four companies are coal-fired utility customers with three- to five-year take-or-pay contracts. Six of the top ten customers in 2011 increased their purchases by at least 10% relative to 2010 levels. Our product portfolio is complemented by services such as customized product formulation, logistics and ongoing technical support that begin prior to the initial sale and help to promote a high degree of customer loyalty. Our solutions-based approach allows us to work as partners in the future development and improvement of customer products. Additionally, our engineering teams often help design and implement on-site activated carbon systems to meet our customers’ specific needs. These systems range from standardized designs to the delivery, installation and commissioning of custom systems integrated into customers’ production lines or processes.

Leading Position in Activated Carbon Solutions for Mercury Removal

Through our innovative product formulations, initially developed in Europe in the 1980s for waste incineration applications, we believe we have established a distinct technological advantage in serving the expanding mercury removal end market. According to Freedonia and Roskill, we are the largest global producer of powdered activated carbon, which we believe is the most cost-effective solution for controlling mercury emissions. We also believe our products offer the highest mercury removal capacity per unit in the industry. DOE-sponsored studies refer to our DARCO Hg products as the benchmark for mercury removal at coal-fired utilities, generally outperforming competing products in terms of mercury removal by rate of injection in customer testing of mercury removal capabilities. With expectations for fast-paced near-term demand growth in the area of mercury removal for North American coal-fired utilities driven by regulatory requirements, as well as recently issued U.S. regulations governing mercury removal for cement kilns and expected U.S. regulations governing mercury removal for industrial boilers, we are increasing capacity in North America to meet existing demand and have strategically designed our facilities to be flexible to add capacity as contract-based demand increases.

The EPA, on December 16, 2011 signed a final rule implementing mercury and air toxics standards for power plants that will reduce emissions from new and existing coal-and oil-fired electric utility steam generating units of heavy metals, including mercury, which we expect to drive significant incremental demand for powdered activated carbon starting in 2014.

Efficient Manufacturing and Scalable Expansion Capabilities

We believe our established manufacturing experience and technical expertise enable us to bring facilities on line at a lower cost and more quickly than our competitors. We increased global production capacity by an aggregate of 28% from 2009 to 2010, in response to an increase in contract-based demand for activated carbon for mercury removal in North America. We have incorporated the knowledge gained in prior expansions in our model for future production lines, thereby reducing cost and time to construct. We expanded production capacity at our largest facility in Marshall, Texas by approximately 37% with the addition of a new production line in 2009 to meet rising demand for mercury removal solutions. We invested approximately $36 million in that expansion, which was completed in 15 months. The production capacity increased again by approximately 27% in 2011 with the addition of another new production line, which cost approximately $44.0 million (which includes inflation, particularly steel, improvements and additional infrastructure) was completed in less than 15 months, and came on line in November 2011. Four additional production lines for the Marshall, Texas facility are permitted. In total, we estimate that these four new lines would approximately double production capacity at our Marshall, Texas facility. We also completed construction of our Canadian joint venture facility near the U.S. border in Saskatchewan, where the first production line began operations in 2010, and plans and permitting approvals are in place for expansion to a total of up to four additional production lines as needed to meet demand. As a result, we have flexibility to increase capacity further in a timely and efficient manner in response to growth in contract-based demand. We believe we can expand production with moderate increases in total personnel and total overhead costs, representing further evidence of our significant economies of scale.

Cost-Effective Access to Strategic Raw Materials

Because activated carbon is a crucial component of our customers’ operations, our ability to provide an uninterrupted supply is a key competitive advantage. When proximity to raw materials is strategically advantageous, we set out to build production facilities that are located in close proximity to key raw material sources, in particular lignite. In addition, to facilitate timely delivery of our products, we have entered into long-term contracts with many leading global suppliers of raw materials and typically utilize multiple providers for key raw materials. By sourcing strategic raw materials from multiple suppliers whenever possible, by continually evaluating additional backup suppliers and to the extent we are able to continue to access a consistent supply of raw materials, we believe that we provide additional assurance to our customers of this crucial component. We also maintain some engineering flexibility to use various materials to meet customer specifications in cases where certain commodity price rise. In 2010, we renewed the agreement with our supplier of lignite to our Marshall, Texas facility and have a strategic long-term lignite supply agreement with our joint venture counterparty in Canada that extends until at least 2021.

In addition to our lignite contracts with third-party suppliers, in 2009, we acquired all of our former joint venture partner’s interest in existing leases to lignite reserves near Marshall, Texas, where we are currently developing our own lignite mine. We expect the new lignite mine will help ensure a reliable, cost-effective supply of one of the most important raw materials for our mercury removal activated carbons and hence reduce our reliance on external suppliers going forward.

Strong Management Team with Proven Track Record

Our management team has extensive relevant global industrial experience, with sales, marketing, engineering, scientific/technical, manufacturing, financial and administrative skills that are critical to the operation of our business. Our management team has proven its ability in delivering strong growth in revenues and operating profit margins amid challenging economic conditions. In addition, our management team has established a proven track record of successfully delivering market-leading products, efficiently completing plant expansions, building business strategies to support growth, securing attractive long-term contracts and implementing price increases in line with our strategy, as well as raising capital in public markets and implementing a capital structure most appropriate for the overall business strategy.

Our Business Strategy

Since 2008, we have increased our revenues at a compound annual growth rate of approximately 9% through the successful execution of our business plan. Our business benefits from several core growth drivers, including:

•	regulatory developments that increase the need for purification technologies;

•	long-term population growth and aging populations;

•	rising levels of gross domestic product, wealth creation in emerging markets and broader urbanization trends; and

•	growth in industrial production and manufacturing expansion globally.

In order to best serve our customers and expand our business, we leverage these growth drivers by pursuing the following strategies:

Maintain Position as a Leader in the Mercury Removal Market

Mercury removal from emissions is an important regulatory focus in the United States and Canada and is drawing increased interest from the United Nations and regulators in the rest of the world. According to Freedonia, Roskill and CEH, the use of activated carbon in controlling mercury emissions could become the largest end market for activated carbon in North America over the next several years. We initially developed our expertise in mercury removal by producing waste incineration solutions in Europe in the 1980s, and we have since become a global leader in supplying activated carbon to meet fast-growing mercury removal demand in other end markets. We plan to leverage our leading market position in mercury removal to capitalize on this anticipated growth, and believe we are well positioned to take advantage of new opportunities expected to develop as a result of ongoing regulatory change. In addition to mercury removal for coal-fired utilities, we plan to use our product engineering expertise to serve future demand driven by recently issued U.S. emissions regulations for cement kilns and expected U.S. emission regulations for industrial boilers. The compliance deadline for the cement industry is late 2013, and the compliance deadline for industrial boilers was recently delayed pending completion of judicial review or of EPA reconsideration of the final rule. On December 23, 2011, the proposed reconsidered rule was published, which EPA intends to finalize in the spring of 2012. In response to an appellate court petition of the EPA’s delay notice, an appellate judge reinstated the three-year compliance deadline based on the date the final rule was originally published in the Federal Register, March 21, 2011, which would require compliance by the spring of 2014. With our products regarded as an industry standard for mercury removal, we believe that we will benefit from further regulatory developments in this area worldwide as our activated carbon products can be used to control mercury emissions from cement kilns and industrial boilers as well as other applications. See “—Regulatory Developments.”

Capitalize on Other High-Growth Opportunities Driven by Global Regulatory Developments

We plan to leverage our innovative customer solutions and global supply chain capabilities to capitalize on new regulatory standards as they evolve worldwide. We expect evolving environmental and health and safety laws and regulations worldwide to drive strong growth in global demand. In addition to the fast-growing mercury removal market, other regulatory standards are anticipated to be phased in over the next several years, including those relating to the removal of disinfection byproducts in drinking water in the United States, the removal of contaminants from groundwater and surface water in the European Union and evaporative emissions controls in vehicles and other combustion engines. We expect these new standards, among others, will provide opportunities for robust growth in addition to the mercury removal market. See “—Regulatory Developments.”

Continue to Focus on High-Margin Applications

High-margin applications in which we believe our products currently excel include washed activated carbons for the water, food and beverage industries and specialized activated carbons for the mercury removal market, the automotive industry and the production of herbicides. In addition, stringent purification standards have emerged in selected global markets for pharmaceutical raw materials, intermediates and finished products, another high-margin area. We believe we are well positioned to meet each of these growing areas of demand. We will seek to continue our innovative approach, while ensuring reliability and efficiency in the delivery supply chain, to the extent we are able to continue to access a consistent supply of raw materials, by designing and manufacturing activated carbon solutions for use in a broad range of applications. While maintaining a diversified customer base, product line and end-market focus, we will seek to capitalize on attractive high-margin applications and opportunities as they develop.

Drive Product Development and Solutions Innovation

We believe we will be able to maintain our strong brand reputation in the market through ongoing development of new solutions, processes and applications. We will further our reputation as an innovative technology leader through advanced systems solutions for our customers. We believe our specialized solutions and culture of innovation will enable us to maintain a market leading position in activated carbons across a range of high-margin applications globally. Our culture of developing leading-edge activated carbon solutions is directed at meeting customers’ application needs and staying ahead of changing market demand as regulations and other industry drivers evolve. Examples of recently-developed innovative products and processes include:

•	a new catalyst carrier for the production of purified terephthalic acid;

•	a black colorant in plastics for food and beverage applications;

•	an improved catalytic granular activated carbon for the removal of residual hydrogen peroxide in potable water treatment plants; and

•	a new patent-pending product with improved mercury removal efficiency, including in environments with sulfur trioxide (SO3).

Continue to Ensure a Cost-Efficient Raw Material Supply

Our current sourcing strategy for raw materials, a two-plus-one procurement strategy, involves the selection of primary and secondary suppliers with additional back-up suppliers continually being evaluated. We utilize a wide range of raw materials to diversify end-market applicability, unlike many other producers of activated carbons whose products, we believe, are made from one or two raw materials. We process materials that include lignite, peat, bituminous coal, wood and brown coal and have established long-term supply arrangements for each of these strategic raw materials. To ensure continued product quality, we continually test raw materials available from alternative suppliers to identify appropriate potential substitutes. For the mercury removal market, in addition to our lignite contracts with third-party suppliers, in 2009, we acquired all of our former joint venture partner’s interest in existing leases to lignite reserves near Marshall, Texas, where we are currently developing our own lignite mine. We expect the new lignite mine will help ensure a reliable, cost-effective supply of one of the most important raw materials for our mercury removal activated carbons. In Canada, our joint venture’s lignite supply is secured through a long-term contract with our joint venture counterparty that extends until at least 2021.

Efficiently Expand Capacity to Meet Future Demand

To facilitate our expansion and to build additional flexibility into our strategic plan, we design production lines that we believe can be easily and efficiently replicated based on our prior experience.

Based on the proven design of a smaller scale production line in Marshall, Texas, we began construction of a new production line in Marshall, Texas in 2008. This second production line was commissioned and successfully integrated into the production schedule in 2009. We incorporated the knowledge we gained in this expansion into a third new production line that was completed in 2011. We will continue to incorporate that knowledge in our model for future production lines, thereby reducing cost and time to construct.

In our recent expansions, we have contracted with many of the same equipment manufacturers and construction teams from the 2009 and 2011 expansions in Marshall, Texas to add additional production lines at that facility. We have construction permits for four additional production lines at that facility, with the next expansion production line currently scheduled to come on line in 2014. In total, we estimate that these four new lines, would approximately double production capacity at our Marshall, Texas facility. We believe that we currently have sufficient production capacity to meet anticipated short- to medium-term customer demand and have positioned ourselves to add significant capacity quickly as contract-based demand grows. With customer contract terms typically one year or more, we can anticipate when additional capacity may be needed approximately twelve months in advance, which allows us to build additional production lines without foregoing any significant potential revenue opportunities. As mercury removal regulations continue to develop, we expect to benefit from having incorporated expansion flexibility into our strategic plans. We have completed construction of our Canadian joint venture facility near the U.S. border in Saskatchewan, where the first production line began operations in 2010, and plans and permitting approvals are in place for expansion to a total of up to four additional production lines as needed to meet demand.

Optimize Global Supply Chain to Enhance Customer Service

Activated carbon is a crucial component of our customers’ operations and therefore our ability to provide an uninterrupted supply is critical to their businesses. We foster close cooperation among our North American and European production facilities in order to coordinate our global production facilities and distribution network in an effort to provide an uninterrupted supply chain, to the extent we are able to continue to access a consistent supply of raw materials. For example, we balance the supply between our Canadian joint venture facility, strategically located just north of the U.S. border, and our Marshall, Texas facility in order to better service our North American customers. To shorten delivery times, we built a storage and transloading railcar terminal near St. Louis, Missouri and leased a transloading facility in Philadelphia, Pennsylvania. Our storage facilities are designed for cost-effective modular expansion to meet our customers’ logistical needs. In Europe, we produce some of our products at more than one facility. We are continually evaluating these supply points, and we plan to continue to develop strategically located production facilities and transloading and storage terminal facilities. Our global distribution network also facilitates sales in developing countries such as Brazil, Russia, India and China, primarily through agents and distributors, as we do not manufacture products in all of those regions.

Industry

What is Activated Carbon?

Activated carbon is a porous material consisting mainly of elementary carbon treated with heat, steam and/or chemicals to create high internal porosity, resulting in a large internal surface area that resembles a sponge. A tablespoon of activated carbon can have an internal surface area the size of a football field. The interconnected pores of activated carbon trap, by a process called adsorption, particles on this surface and can remove contaminants from liquids and gases. Adsorption is a phenomenon that results in the accumulation of molecules on the surface of internal pores slightly larger than the molecules that are being adsorbed. The adsorbed contaminants, which are typically organic compounds, are held within the activated carbon’s internal pore structure by electrostatic attraction, known as Van der Waals forces, or chemical bonding.

Through the use of various raw materials and different preparation, activation and after-treatment methods, activated carbons of different physical, adsorptive and catalytic properties can be manufactured depending on the desired end use. Activated carbon is generally produced in two forms: powdered and granular. Granular activated carbon consists of non-powdered activated carbon as well as extruded activated carbon, which is composed of small cylinders of processed raw materials that are then activated. After-treatment methods include washing the activated carbon and/or treating it with chemicals, which is known as impregnation. Sizes range on average from 1–150 microns for powdered activated carbons and 0.5—4mm for granular activated carbons.

Applications of Activated Carbon

Purification by activated carbon is a proven, efficient and cost-effective technology that is pervasive across many industries, processes and applications. Activated carbon is a consumable and needs to be replenished or refreshed once it has adsorbed a certain amount of contaminants. Certain activated carbons can also be reactivated for further use.

Most gas phase applications such as municipal wastewater odor control and gas purification in industrial processes utilize granular activated carbons due in part to the high flow rates through the filter systems and the pressure drop associated with powdered activated carbon. The principal exception is the use of powdered activated carbon to remove mercury, dioxins and furans from flue gases where the activated carbon is injected directly into the flue gas stream. In the United States, this application is bigger by volume than the rest of the market for gas phase applications. The form of activated carbon used for liquid phase applications varies significantly. While treatment of municipal wastewater primarily utilizes powdered activated carbon, other wastewater treatment applications primarily utilize granular activated carbon (including reactivated carbon). Other liquid phase applications, including drinking water purification, utilize powdered or granular activated carbon depending on the specific application and the stage of the treatment process at which the activated carbon is added.

Besides the many purification applications, additional uses of activated carbon include use in catalysis as a catalyst or catalyst carrier, as a chemical carrier in slow release applications (such as delayed release pharmaceuticals) and as a colorant in the production of products such as licorice, caviar, and plastic packaging for food and beverage applications.

Reactivation.     Used activated carbon can be reactivated for further use by removing the contaminants from the pores. While the organic chemicals that are adsorbed by activated carbons decompose at high temperatures, the used activated carbon must be able to withstand the physical and thermal stresses of the reactivation process without incurring a high loss of volume or significant pore-structure changes that alter adsorptive characteristics. In a typical thermal reactivation process, the used activated carbon passes through three temperature stages: drying, removal of organic volatiles and activation. Used activated carbon can also be chemically treated to remove inorganic materials in order to prepare the reactivated carbon for further use. Most reactivation processes are designed to treat granular activated carbon. The most common applications in which reactivated carbons are used are water treatment, food and beverage purification and gas and air purification.

Activated carbon systems.     In order to incorporate activated carbon treatment into a process, a filter or dosing system must be used. Powdered activated carbon can be dosed into a process stream for a gas or liquid and, after a certain contact time, separated by filtration or settling. In contrast, granular activated carbon is mostly used with filter beds.

Market Size and Demand

According to a report published by Freedonia in 2010 and updated in March 2011, demand for activated carbon is subject to several core growth drivers, including:

•	regulatory developments that increase the need for purification technologies;

•	long-term population growth and aging populations;

•	rising levels of gross domestic product, wealth creation in emerging markets and broader urbanization trends; and

•	growth in industrial production and manufacturing expansion globally.

According to Freedonia, CEH and an industry report published by Global Industry Analysts, Inc., or Global Industry Analysts, in 2010, activated carbon is used in a wide range of applications that are influenced by consumer usage (such as drinking water and wastewater treatment and food production) and industrial output (such as gold recovery and catalysts). In addition, activated carbon plays an important role in meeting various current and prospective environmental, health and safety regulations covering end markets including air, water, food and pharmaceuticals.

According to Freedonia, the overall size of the global activated carbon market in 2009 was 2,183 million lbs. According to CEH, the overall size of the global activated carbon market in 2009 was 1,836 million lbs. Unless the context otherwise indicates, estimates of market size and demand throughout this prospectus are expressed on an annual basis.

The table below outlines the volume of market demand for activated carbon, which does not include volumes for reactivated carbon, globally, as well as for North America and Europe, as estimated by Freedonia, CEH and Global Industry Analysts, which represent the latest available independent comprehensive industry research reports. The table also highlights the volumes we sold in 2009 in each of these regions.

Estimated Market Demand
Geographic Region	Freedonia (2009 data)	CEH (2009 data)	Global Industry Analysts (2009 data)	Norit 2009 Volumes Sold
North America	659 million lbs (299 thousand metric tons)	483 million lbs (219 thousand metric tons)	799 million lbs (363 thousand metric tons)	118 million lbs (54 thousand metric tons)

Europe	451 million lbs (205 thousand metric tons)	428 million lbs (194 thousand metric tons)	455 million lbs (207 thousand metric tons)	68 million lbs (31 thousand metric tons)

Global Total	2,183 million lbs (990 thousand metric tons)	1,836 million lbs (833 thousand metric tons)	2,239 million lbs (1,015 thousand metric tons)	218 million lbs (99 thousand metric tons)

Based on the average of the 2009 market demand estimates and our 2009 volumes sold referenced above, we estimate our market share by volume in North America, Europe and worldwide in 2009 was approximately 18%, 15% and 10%, respectively.

Industry research estimates that global demand for activated carbon will grow to 3,448 million lbs (Freedonia), 3,063 million lbs (CEH) and 3,339 million lbs (Global Industry Analysts) by 2014, representing 9.6%, 10.8% and 8.3% compound annual growth rates from 2009, respectively, based on the corresponding 2009 market sizes referenced above. The industry research reports indicate several factors that impact the global activated carbon market and growth in demand in the coming years:

•	anticipated U.S. federal regulations associated with mercury emissions standards and hazardous air pollutants from coal- and oil-fired utilities and final regulations for cement kilns;

•	the EPA rule increasing the stringency of acceptable levels of disinfectant byproducts in the U.S. drinking water supply;

•	rapid economic growth and industrialization in developing countries; and

•	increasingly stringent environmental regulations governing the air and water in developed countries.

According to Freedonia, CEH and Global Industry Analysts, the U.S. market for activated carbon will post one of the fastest growth rates for activated carbon demand in the world. The main driver of this growth will be new demand in mercury removal technology for coal-fired power plants, cement kilns and industrial boilers in addition to EPA rules for the drinking water sector. The Freedonia March 2011 update report estimates that the demand for activated carbon for mercury removal in the United States will grow more than five-fold to approximately 518 million lbs (235 thousand metric tons) by 2014. According to Freedonia, powdered activated carbon is the main product type used in mercury control technology, and, accordingly, Freedonia expects powdered activated carbon to expand to account for nearly two-thirds of U.S. product demand in 2014 in volume terms, up from approximately 54% in 2009. According to CEH, the demand for activated carbon for mercury removal in the United States will grow to approximately 925 million lbs in 2014, assuming U.S. federal regulations of mercury emissions from coal-fired utilities and cement kilns go into effect by 2014. According to Global Industry Analysts, the U.S. market for activated carbon is projected to increase its estimated 30% market share in the global market in 2011 to about half of the global market by 2017, mainly due to the anticipated standards for removal of mercury at coal-fired power plants in the United States.

Based only upon existing U.S. state and Canadian provincial regulations, we estimate that North American demand for activated carbon for mercury removal was around 175 million lbs in 2011, and grow to about 265 million lbs by 2015 as the requirements of existing state and provincial regulations are phased in. Adding estimated demand that we believe will result from the final rule implementing mercury and air toxics standards (MATS) for coal- and oil-fired utilities signed by the EPA in December 2011 would increase demand for activated carbon for mercury removal to 620 million lbs by 2016. We estimate that an additional 30-40 million lbs of demand by 2015 would result from recently issued U.S. regulations governing mercury removal for cement kilns. Based on these assumptions, we estimate the total demand for mercury removal in North America could grow to 650-660 million lbs by 2016.

We estimate that the market demand for activated carbon used for mercury removal in North America was 154 million lbs in 2011, which represented an estimated 6% increase over 145 million lbs in 2010. In 2011, we sold 80 million lbs of activated carbon in that market, which represented an estimated 10% increase over 73 million lbs in 2010. Based on that estimate of market demand in 2011, our market share by volume in North America was approximately 52%, representing an improvement over our estimated share of 50% in 2009. Our own estimates of market demand for activated carbon used for mercury removal in 2011 are based upon our experience with customers and competitors, as well as CEH and Freedonia reports. These estimates represent management’s view of the market, but because of the diversity of producers and customers, these estimates are inherently imprecise.

Products

We offer activated carbon solutions specifically developed for the purification, separation and concentration of water, air, food and beverages, pharmaceutical products and other liquids and gases. Customer demand for purification solutions is often driven by a variety of environmental, health and safety concerns and regulations. Our solutions utilize many different forms of activated carbon, including powdered and granular, washed and impregnated, and different sizes, shapes and levels of purity, together comprising over 150 different product formulations. We are the largest global producer of activated carbon, according to Freedonia and Roskill. According to Freedonia and Roskill, we are also the largest global producer of powdered activated carbon. We complement our diverse activated carbon production and sales with on-site systems and services, as well as reactivation solutions. We offer our products across both of our reportable segments, North America and EAPA.

We are highly focused on meeting the specific needs of our customers, and work closely with them to select the appropriate activated carbon product or develop a new product for their specific application needs, as well as design and provide the right delivery vehicle. Our products are known for their quality and strong performance. We also reactivate certain used activated carbon to remove adsorbed contaminants, thereby regenerating activated carbon for further use.

In addition to our activated carbon production and reactivation, our systems and services solutions offer complete activated carbon systems and water filtration units. Our engineering teams often help to design and implement on-site activated carbon systems to meet our customers’ specific needs. These systems range from standardized designs to the delivery, installation and commissioning of custom systems integrated into customers’ production lines or processes. We offer our customers standard activated carbon systems and rental mobile filter vessels, as well as services to work with customers at the design phase of their manufacturing processes to develop customized systems. For example, our mercury removal solutions are delivered using activated carbon injection systems. These systems pneumatically inject the powdered activated carbon from a storage silo into the flue gas ductwork of coal-fired utilities. The activated carbon adsorbs the vaporized mercury from the flue gas and is then collected with fly ash in the utilities’ particulate collection devices.

The following table shows our revenues by reportable segment and product area for 2009, 2010 and 2011:

	North America			EAPA
	2009	2010	2011	2009	2010	2011
	(In thousands, except percentages)
Activated Carbon	$110,309	$144,053	$158,063	$156,180	$152,479	$168,669
% total	86%	88%	92%	89%	92%	88%
Reactivation	$5,831	$6,704	$6,687	$12,550	$11,490	$12,960
% total	5%	4%	4%	7%	7%	7%
Systems & Services	$9,383	$7,156	$3,847	—	—	—
% total	7%	4%	2%	0%	0%	0%
Other	$3,160	$6,559	$3,038	$6,667	$1,414	$7,058
% total	2%	4%	2%	4%	1%	4%
Total revenues	$128,683	$164,472	$171,635	$175,397	$165,383	$188,687
% growth	23%	28%	4%	0%	(6)%	14%

Gas and Air

Activated carbon is used in multiple applications for gas and air purification in both powdered and granular forms. We have developed powdered activated carbons specifically to purify flue gases and other emissions that are potentially harmful to the environment or human health. Our gas and air products are used around the world in waste incinerators, steel mills, sintering plants and other combustion plants to help reduce mercury, dioxins, furans, hydrogen sulfide and other trace element contaminants and to meet the requirements of current and future environmental, health and safety regulations.

In gas and air applications, activated carbon’s best known current use is the removal of mercury from coal-fired utility flue gas. This market is currently regulated to varying degrees in 19 states in the United States and five provinces in Canada. DOE-sponsored studies refer to our DARCO Hg products as the benchmark for mercury removal at coal-fired utilities, generally outperforming competing products in terms of mercury removal by rate of injection in customer testing of mercury removal capabilities. The EPA on December 16, 2011 signed a final rule implementing mercury and air toxics standards for power plants that will reduce emissions from new and existing coal- and oil-fired electric utility steam generating units of heavy metals, including mercury. The Clean Air Act allows power plants three years to comply and state permitting authorities can also grant an additional year as needed for technology installation. The EPA expects the grant of an additional year to be broadly available. Activated carbon also may be used to remove mercury from air emissions by other industries. In August 2010, the EPA issued a final rule regulating emissions of mercury from cement kilns, with compliance required by late 2013. In June 2011, the EPA announced plans to issue a revised proposed rule by October 2011 and a revised final rule regulating emissions from industrial boilers by April 2012. On December 23, 2011, the proposed reconsidered rule was published, which EPA intends to finalize in the spring of 2012. In response to an appellate court petition of the EPA’s delay notice, an appellate judge reinstated the three-year compliance deadline based on the date the final rule was originally published in the Federal Register, March 21, 2011, which would require compliance by the spring of 2014. In addition, in early 2009 more than 140 countries agreed to develop and negotiate a multinational treaty under the auspices of the United Nations to control global mercury use and emissions that could be finalized as early as 2013. Regulations have been proposed for other mercury emitting industries in the United States.

Our products are used in various other gas and air applications such as wastewater plants and pumping stations to combat odor emissions, gas masks for personal protection against toxic gases, gas separation units to recover carbon dioxide, fruit storage rooms to remove carbon dioxide and therefore prolong the freshness of fruit, solvent-laden air streams to recover solvent and liquified natural gas to remove mercury compounds, which would otherwise corrode process equipment. Activated carbons can capture and store carbon dioxide. For example, we produce activated carbon for cartridges that have embedded carbon dioxide. The cartridges can be installed inside beer kegs to provide pressure to release the carbon dioxide into the beer and create bubbles.

Water Treatment

Activated carbon is used in multiple applications for water treatment in both granular and powdered forms, with reactivated carbon used in some applications. One of the best known applications of activated carbon in water treatment is to remove undesirable tastes and odors and to meet health and safety regulations for both potable water and wastewater. Granular activated carbon removes dissolved organics, such as taste and odor causing compounds, pesticides, hormones and detergents. In addition, suspended solids and residual oxidants such as ozone can be removed. Powdered activated carbons are widely used in potable water treatment for removal of taste, odor and organic micropollutants, such as pesticides.

Activated carbon also plays a vital role in the removal of bio-resistant organics from residual water, wastewaters, contaminated groundwater and landfill leachate, and can also be used in ground remediation. Activated carbon is one of the most common treatment technologies for Superfund site cleanup in the United States. Other water applications include the use of activated carbon as a final treatment step in water treatment plants, cleanup of contaminated groundwater, surface impoundments and accidental spills, clarification of water in aquaria and swimming pools, removal of tastes and odors from tap water and the re-use of condensate water, which is often contaminated with oil, for making high pressure steam.

The water treatment market is particularly influenced by government regulations. In the United States, the Disinfectants and Disinfection Byproducts Rule, or the DBP Rule, will require the removal of various types of chloride-compounds from chlorinated drinking water systems for which activated carbon is well suited. The EPA regards granular activated carbon as a “best available technology” for the removal of trihalomethanes and haloacetic acids. In the European Union, the Water Directive, formally promulgated in 2000, will further increase the need for industries to purify their wastewater streams before discharge in the environment and calls for implementation in member states by the end of 2015. Our activated carbon products are used in the removal of organic micropollutants, such as those covered by the Water Directive. See “—Regulatory Developments.”

Food and Beverage

Activated carbon is used in multiple applications for food and beverage purification in both granular and powdered forms, with reactivated carbon used in some applications. In the food and beverage industries, we offer and sell our food-grade activated carbons to a wide array of customers of differing size and scale, from large bottling plants to small wineries. Decolorization of cane sugar syrups before crystallization of refined white granulated sugar is one of activated carbon’s oldest applications. Our activated carbons are also used in the purification of beverages such as beer, wine, whisky, rum and vodka to decolorize, prevent turbidity during aging or to remove unwanted compounds that influence taste and odor. Further, coffee or tea can be decaffeinated using our activated carbon, with the adsorbed caffeine recovered through reactivation and purified for further use in the soft drink and pharmaceutical industries.

Our activated carbon products are also used for the purification of natural glycerin obtained through high-pressure splitting and transesterification of edible oils and fats or as a byproduct from biodiesel production. We offer specialized activated carbon products to remove persistent organic pollutants such as carcinogenic polycyclic aromatic hydrocarbons, or PAHs, dioxins and PCBs from vegetable oils and fish oils. In addition, one of our grades of activated carbon has been certified by the European Union as a colorizing agent (E1 53), and it can be found in such products as licorice and caviar.

Pharmaceuticals

Activated carbon is used in multiple applications for pharmaceutical purification, predominantly using washed powdered activated carbons of high, ultra and pharmacopoeia purity grades. Activated carbon is used in the pharmaceutical industry for the purification of active pharmaceutical ingredients, commodities and fine chemicals. We offer five different pharmacopoeia-grade carbons, and are one of the few manufacturers capable of producing these activated carbons according to the requirements of the European and American Pharmacopoeias standards. Our activated carbon products are fully traceable and therefore suitable for our customers to incorporate in formulae when applying for U.S. Food and Drug Administration registration.

Our activated carbon products are used for the removal of color and other impurities from vitamins and many varieties of penicillin. Activated carbon is also used for the isolation of penicillin in fermentation broths. The penicillin is then later recovered. A special packaging of our products can also be found at first aid stations and hospital emergency rooms and is often used to treat most food or alcohol poisoning. One of the pharmaceutical applications most familiar to consumers in Europe is activated carbon tablets and capsules for the treatment of gastro-intestinal conditions.

Because pharmaceutical demand is driven, in part, by demographics and gross domestic product we believe that long-term population growth, aging populations and rising levels of gross domestic product provide attractive growth opportunities in this market.

Catalysts

Activated carbon in granular and powdered form is used as a catalyst or catalyst carrier in multiple applications. Most chemical processes use catalysts to increase the process rate. Catalyst development is a complex process, requiring extensive research to produce the high performance catalysts used today.

As a catalyst carrier, activated carbon is used to disperse precious metals such as platinum, palladium and rhodium over a large surface area to make it more readily accessible for process chemicals. Applications include the use of our granular activated carbons in their extruded form in the production of phosgene and cyanuryl chloride, and the use of our special types of powdered activated carbons in double-layer capacitors. We supply various activated carbons as catalyst carriers with variations in surface area, filtration characteristics, purity and hardness. A special grade of our activated carbon is one of the few products approved as a catalyst carrier for a process that converts sulfur compounds in hydrocarbons. Many refineries use this process for the production of kerosene.

Our activated carbon is used as a catalyst in oxidation reactions. We have developed a special activated carbon product that enables high conversion rates at low dosages. This product is used in the production of glyphosate, one of the most widely used herbicides in the world.

Chemicals, Oil and Natural Gas

Activated carbon is used in various applications for chemical, oil and natural gas purification using different grades of both powdered and granular activated carbons to address diverse production processes. Natural gas, oil and petrochemical products must be pure and of high quality. Our activated carbon is used for the purification of raw materials, intermediates and end products in the chemical, oil and natural gas industry to remove contaminants such as mercury, colors, odors and sulfur components. In a final polishing step, activated carbon is often deployed to remove residual color, odors and other impurities.

Fumaric acid, maleic acid and nicotinic acid are just a few of a wide range of organic acids that are purified with activated carbon. Ultra-pure activated carbons are often needed to prevent side reactions in the production of these chemicals. In addition, gas treatment liquids such as amines are used in gas absorption systems for the removal of hydrogen sulfide and carbon dioxide from natural gas to sweeten the gas, maintain its heating value and reduce corrosion in the process. These gas treatment liquids are purified by granular activated carbon, which removes degradation products, surfactants, organic acids and other corrosive contaminants. The result is reduced foaming of the amines, reduced corrosion, lower amine make-up, overall higher amine quality and increased efficiency of plant operation.

Automotive

We also supply activated carbon to the automotive industry in fuel-tank canisters for use in gasoline evaporation control systems. Gasoline evaporation control systems are required by law in the United States and new regulations are expected for vehicles and other combustion engines in other countries. In an effort to meet health-based air pollution standards and achieve cleaner air, many U.S. states have implemented regulations that impose more stringent standards for evaporative emissions, specifically by placing tighter control on emissions that result from refueling or evaporation, not just those at the tailpipe from combustion. In addition, the U.S. federal government and the State of California are contemplating regulations covering emissions from other combustion engines. We have also developed activated carbons for the automotive industry for use in cabin air filtration systems.

Mining

Our activated carbons are also used in the mining industry. We provide high quality and reliable products to the gold mining industry, and the activated carbons specifically developed for mining applications reduce the amount of gold lost during the gold recovery process. Our activated carbon also improves plant performance, significantly reducing gold losses to the tailings.

Sales and Marketing

Our products are sold globally into more than 100 countries principally through our sales offices as well as through a network of regional agents and distributors. The direct sales force in the United States has offices located in Marshall, Texas and sales people based throughout the United States. We organize our North American sales force into eight regions, each with a regional sales manager. One North American sales manager ensures coordination among the regions and services national accounts. Norit organizes its EAPA sales force into 19 regions, grouped into 9 subregions, each with a subregional sales manager. These regions are covered by EAPA’s direct sales force as well as through a wide network of regional agents and distributors. The direct sales force in EAPA has sales people based throughout the EAPA region with its main sales office based in Amersfoort, The Netherlands, from which a number of geographical areas are served with dedicated sales people (for example, Middle East/Africa, Eastern Europe, Scandinavia, etc.). In Europe, the Company also operates its own sales offices in the United Kingdom, France, Belgium, Germany, Italy and Russia. In the Asia Pacific region, the Company maintains sales offices in Singapore and Tokyo, Japan. We also have salespeople in China, India and Brazil who are acting as dedicated activated carbon sales representatives for us since the divestiture of the CPT business.

Our direct sales force is complemented by agents and distributors to ensure we maintain a global reach. In addition, we use local agents or distributors in countries where we already have a direct sales force to supplement our market coverage, primarily to service our smaller customers.

Our sales managers coordinate customer service, logistics and marketing communications and are supported by marketing organizations in North America and Europe. In addition, the marketing organization includes business managers who are responsible for sales support in their respective business segments, conducting market research and connecting the marketing, sales managers and research and development functions. The combined efforts of our sales managers and business managers ensure that we are highly focused on meeting the specific needs of our customers, and work closely with them to select the appropriate activated carbon product or develop a new product for their specific application needs, as well as design and provide the right delivery vehicle.

We offer our activated carbon solutions primarily through annual contracts or long-term agreements. Annual contracts primarily consist of price agreements, while long-term agreements typically provide for a specific price and a price indexation and in some cases exclusivity or a volume commitment. In the mercury removal market, the large volumes of activated carbon required by our customers will increasingly require us to expand our production capacity, which we have considered in our long-range planning. We seek to enter into long-term take-or-pay contracts to mitigate the risks associated with our capacity expansion efforts. Customers in the mercury removal market typically seek long-term supply contracts ranging from three to five years given that regulatory compliance is essential to their continued operations. Most of our projected 2012 volume with customers in this industry is subject to take-or-pay contracts.

We recognize revenues for sales of activated carbon and related services when there is evidence of a sales agreement, when activated carbon is shipped or in certain cases delivered, or related services are rendered to customers provided that (i) ownership and risk of ownership have passed to the customer, (ii) the price to the customer is fixed or determinable and (iii) collection is reasonably assured. Major systems projects consist primarily of activated carbon injection systems that inject activated carbon into a liquid or gas stream. We recognize revenues for major systems projects under the percentage-of-completion method when customer contracts call for progress payments to be made to us. In 2009, 2010 and 2011, we generated revenues of $9.4 million, $7.2 million and $3.8 million, respectively, from such major systems projects and other smaller systems.

Customer service is an important part of our marketing strategy, and we work to ensure that our customers have a continuous supply of high-quality activated carbon products, which is dependent on external factors, including our ability to continue to access a consistent supply of raw materials. As at December 31, 2011, our sales and marketing teams included 107 full-time equivalent employees.

Manufacturing

Many carbonaceous materials with high carbon content can be converted with the appropriate technology into an activated carbon. Product quality levels and adsorptive properties of the activated carbon, and therefore the intended applications, vary significantly depending on the raw material and the activation and post-activation processes. We are technically equipped to produce a broad range of products that utilize a full range of possible raw materials.

The choice of raw material for a given application is determined chiefly by the characteristics desired in the end product, the processing technology required and the operating and equipment costs involved. Additionally, the cost, long-term availability and uniformity of the raw material itself must be considered. Our primary raw materials include lignite, peat, bituminous coal, wood and wood char, brown coal, olive pits and coconut shells. In addition, we use phosphoric acid for chemical activation processes and other chemicals for the washing and/or impregnation of activated carbons.

The production process for activated carbon can be generally described as consisting of six steps:

•	initial sizing of the raw material;

•	carbonizing or charring to remove volatile organic compounds;

•	activation to develop the pore structure of the carbon;

•	for certain products, washing to remove residual volatiles and/or impregnation to enhance adsorptive characteristics for specific applications;

•	sizing to specification (for example, by sieving or grinding) to create granular or powdered forms of activated carbon; and

•	packaging and sealing in sacks or bulk bags, or storing in silos, for transfer into trucks or railcars.

Activation can be achieved by thermal and/or chemical treatment. Thermal treatment involves the use of an oxidizing gas, most often steam, carbon dioxide or a combination of both at high temperatures in large industrial furnaces. At these temperatures, the gas burns holes into the carbonized raw material, creating pores inside the carbonaceous matrix. Chemical activation uses chemicals, typically phosphoric acid, to build the porous structure at lower temperatures. Through adjustments in the activation process such as the processing temperatures, amount of oxidization and time, we are able to develop pores of the required size for a particular application.

Our technical expertise in adjusting the pore structure in the activation process has been one of a number of factors that have enabled us to develop special types of activated carbon available in several particle sizes. While each of our facilities has specialized expertise in processing certain raw materials, many of our products can be supplied from multiple manufacturing facilities, allowing us to ensure a constant supply of activated carbon to our customers. In addition, our knowledge and experience in washing and impregnation of activated carbons, and our experience in milling activated carbon to a variety of powder sizes within fine tolerances, allow us to refine our already broad portfolio of activated carbon grades further to fit almost any activated carbon need.

Activated carbon can in some cases be reactivated for further use by removing the contaminants from the pores. We reactivate used activated carbon thermally. The used granular activated carbon is fed into a furnace and passes through three temperature stages: drying, removal of volatile organic compounds and activation. After these steps, the reactivated carbon is ready for reuse. We have reactivation capabilities at four locations: Pryor, Oklahoma; Purton, United Kingdom; Ravenna, Italy; and Zaandam, The Netherlands.

The activated carbon systems and water filtration units that we offer our customers are engineered by our in-house engineers. Apart from the activated carbon injection systems used to remove mercury from flue gas streams, all systems and units are sourced from turnkey suppliers. In case of the activated carbon injection systems, we source components from different suppliers and assemble the systems.

Properties

We maintain a global presence with seven wholly owned production facilities, one joint venture production facility, two production facilities through an equity method investment and four leased or owned sales offices as at December 31, 2011. We believe that our properties and offices are in good operating condition and adequately serve our current business operations. We also anticipate that suitable additional or alternative facilities, including those under lease options, will be available at commercially reasonable terms for future expansion.

Principal Production Facilities

As at December 31, 2011, our principal production facilities consisted of the following properties:

Facility	Primary Products	Size (acres)
Bienfait, Saskatchewan, Canada	Lignite-based powdered activated carbons for gas and air applications	9.6

Glasgow, United Kingdom	Wood- and olive pit-based granular and powdered activated carbons for pharmaceuticals, chemicals, automotive and beverage applications	10.8

Klazienaveen, The Netherlands	Peat- and brown coal-based granular and powdered activated carbons for water, food sweeteners, pharmaceutical, catalysts, chemicals and flue gas applications	49.4

Marshall, Texas, United States	Lignite-based granular and powdered activated carbons for water, food, gas and air, pharmaceuticals and chemicals applications	219.0

Pryor, Oklahoma, United States	Bituminous coal-based granular and powdered activated carbons for water, catalyst and gas and air applications; reactivation for water and chemical applications	61.7

Purton, United Kingdom	Reactivation for water and chemical applications and remediation	0.9

Ravenna, Italy	Reactivation for water and chemical applications and remediation	2.0

Zaandam, The Netherlands	Granular activated carbon from various sources for mining, water and remediation, gas and air and chemical applications; reactivation for water and beverage applications and remediation	9.1

All the facilities listed in the table above are wholly owned by us, except for the facility in Bienfait, Saskatchewan, Canada which is 50% owned by us in connection with a joint venture in Canada. Our activated carbon facilities generally operate near full capacity. Our IT systems are an integral part of our manufacturing processes, for which we have implemented contingency plans. Capacity at each facility varies by type of process. We believe that we currently have sufficient production capacity to meet anticipated short- to medium-term customer demand. To meet anticipated future demand, we have plans and permits pending or in place to increase our capacity, as described under “—Expansion” and “—Our Competitive Strengths—Efficient Manufacturing and Scalable Expansion Capabilities.”

Joint Venture and Equity Method Investment Production Facilities

We are party to a 50%-owned joint venture with Prairie Mines & Royalty Ltd., a wholly owned subsidiary of Sherritt International Corporation, with a production facility in Canada, or the Bienfait JV. The Bienfait JV seeks to produce and market activated carbon products for the mercury removal market in North America. The Bienfait JV agreement provides that we will receive an annual technology fee and an annual marketing fee, both based on revenues. The agreement also includes a long-term contract with our joint venture counterparty to supply the Bienfait JV with high quality lignite at cost for the continuing expansion of production in Canada. We also have an option under this agreement to buy an additional 1% to achieve 51% ownership of the joint venture.

We also have a 49% equity method investment in Clarimex S.A. de C.V., which has two production facilities in Mexico and Brazil. Clarimex seeks to produce a wide range of activated carbon based on different raw materials activated with phosphoric acid or with steam capitalizing on its position in Mexico, Central America and Brazil.

Offices and Other Facilities

Our principal executive offices are located in Amersfoort, The Netherlands, with our North American administrative offices located in Marshall, Texas. In addition, we have partnered with a logistics company to build and service a storage and transloading railcar terminal facility near St. Louis, Missouri and leased a rail-to-truck transloading facility in Philadelphia, Pennsylvania. These transloading facilities are used to serve our customers that require bulk deliveries, such as our mercury removal customers, in the Midwestern and Northeastern parts of the United States by allowing us to position inventory near the customer, thereby maximizing the security of the supply chain and ensuring minimal lead times for shipments.

Expansion

Since the beginning of 2008, we have invested substantial capital in expanding our activated carbon production capacity. We have invested capital expenditures of $83.0 million, $64.6 million and $68.5 million in 2009, 2010 and 2011, respectively. Of our 2011 capital expenditures, we spent approximately $46.5 million on capacity expansion and the remainder on lignite mine development in the vicinity of the Marshall, Texas plant, production maintenance, production improvements and meeting environmental and safety regulations. Since the beginning of 2008, we have upgraded our production facilities in Marshall, Texas; Klazienaveen, The Netherlands; Zaandam, The Netherlands; and Glasgow, United Kingdom as part of our routine assessment of the efficiency of our facilities. We intend to continue our capital expenditure program to upgrade our properties when and to the extent that we consider such upgrades to be appropriate. Furthermore, we have strategically planned our facilities to enable timely and efficient expansion of capacity. Our 2012 capital expenditures are expected to decrease by approximately 60% compared to 2011 primarily due to the completion of our capacity expansions in 2011 in North America. See “Operating and Financial Review and Prospects—Working Capital and Liquidity—Investing Activities” for a discussion of our sources of funding for expansion.

Raw Materials

Our principal raw materials for producing activated carbons are lignite, peat, bituminous coal, wood and wood char, brown coal, olive pits and coconut shells. Lignite is the key raw material for our mercury removal solutions. Other inputs include electricity, gas, pitch and chemicals including phosphoric acid, hydrochloric acid and caustic soda for washing and/or activating the raw materials. We complement our activated carbon solutions with carefully selected and tested carbons sourced from third parties for lower-grade applications, replacement of smaller production runs, blending with our activated carbons and as intermediates.

Our current sourcing strategy for raw materials, a two-plus-one procurement strategy, involves the selection of primary and secondary suppliers with additional back-up suppliers continually being evaluated. In addition, we continually test raw materials available from alternative suppliers to identify appropriate substitutes. Each primary supplier provides the majority of our requirements of a particular raw material. Raw materials supply contracts are typically for a duration of two to five years. North American contracts often include a “meet-or-release” clause, pursuant to which we can opt to be released from the contract if the primary supplier does not meet a lower price offered by another supplier. For lignite, because the proximity of supply is the most important factor, we have long term agreements with the nearest possible suitable supplier. We renewed the agreement with our supplier of lignite to our Marshall, Texas facility, effective January 1, 2010, and have a strategic long-term lignite supply agreement with our joint venture counterparty in Canada that extends at least until 2021. In addition to our lignite contracts with third-party suppliers, in 2009 we acquired all of our former joint venture partner’s interest in existing leases to lignite reserves near Marshall, Texas, where we are currently developing our own lignite mine. Although some raw materials have volatile prices, the long-term nature of our contracts reduces the impact of such volatility on our costs.

Most of the chemicals we source, such as caustic soda and hydrochloric acid, are commodity products for which it is most common to have shorter term price agreements. In both the United States and Europe, substantially all natural gas and electricity are purchased pursuant to various annual and multi-year contracts with natural gas and electricity companies. Additionally, the purchase of key equipment components for systems is coordinated through agreements with various suppliers.

We do not presently anticipate any problems in obtaining adequate supplies of our raw materials, chemicals, energy or equipment components.

Research & Development

Our company’s founders developed our first processes in a lab before commencing production in 1918. Today, we have two research and development centers, one located in Marshall, Texas and the other in Amersfoort, The Netherlands. We employ a total of 21 full-time equivalent employees in research and development as at December 31, 2011.

Our research and development costs were $2.3 million, $3.1 million and $2.8 million in 2009, 2010 and 2011, respectively. During the past three years, several new products and services were introduced, such as a new catalyst carrier for the production of purified terephthalic acid; a black colorant in plastics used in food and beverage applications; mercury removal solutions that are formulated to allow coal-fired utilities to sell fly ash that contains activated carbon for use in the concrete production industry; an improved catalytic granular activated carbon that is used in the removal of residual hydrogen peroxide in potable water treatment plants; new impregnated products for respiratory protection that use non-toxic active materials and protect against inhalation of various organic and inorganic chemicals; and an innovative way of handling activated carbon change outs for the water treatment market that saves time, water and money.

By continuing to invest in research and development and involving our research and development personnel in every step of the solution development process, from the laboratory to production, we believe that we will be able to maintain our leadership position in the development of innovative products and solutions.

Intellectual Property

Our success and ability to compete effectively are dependent, in part, upon our ability to obtain and adequately protect our intellectual property rights and other proprietary information. In this regard, we rely on a combination of trade secret, patent, trademark and copyright laws, as well as confidentiality agreements, to establish and protect our proprietary rights and technology. The technology embodied by our trade secrets, patents and technical knowledge reaches across all phases of our business, including production processes, product formulations and application engineering. We also believe that our continued success depends in part on the intellectual skills of our employees and their ability to continue to innovate.

Although we have historically favored trade secrets over patents as a means of protecting our innovations and know-how due to the public nature of patent filings, we take a balanced approach,

generally reviewing each potential new invention individually with intellectual property counsel to determine whether protection as a patent or trade secret is more appropriate. We will continue to file patent applications when appropriate to attempt to protect our rights in our proprietary technologies. As at February 29, 2012, we held 20 U.S. and non-U.S. patents with 14 additional patent applications pending. We believe that none of our patents or pending patent applications, individually or in the aggregate, are material to our business.

We use brand names for many of our products, including dedicated brand names for specific activated carbon grades, such as DARCO for the mercury removal product family. We rely on both registered and unregistered trademarks to protect our brand names. As at February 29, 2012, we held 24 U.S. and foreign trademark registrations. While we have numerous publications and other works for which we include notice of our claims to common law copyright protection, we have no current federally or internationally registered copyrights.

We also protect our proprietary rights, in part, through physical security, limited dissemination and access and confidentiality agreements with our employees, consultants, customers and others. There are a number of risks associated with intellectual property in any business, including ours. See “Risk Factors—Risks Relating to Our Business—Disclosure of our trade secrets and other proprietary information, or a failure to adequately protect these or our other intellectual property rights, could result in increased competition and have a material adverse effect on our business and financial results.”

Regulatory Developments

Our customers’ businesses are subject to increasing levels of state, national and supranational regulation. Among the most significant current or planned regulations are the following:

North America

Control of Mercury Emissions at Coal-Fired Utilities.    In 2005, the EPA issued the 2005 CAMR, setting performance standards for new coal-fired utilities and capping mercury emissions from new and existing coal-fired utilities beginning in 2010. In February 2008, the U.S. Court of Appeals for the District of Columbia Circuit held that the EPA violated the Clean Air Act in the process it used to enact the 2005 CAMR, and that the 2005 CAMR was therefore invalid. The EPA was tasked with developing MACT emissions standards for coal-fired utilities for hazardous air pollutants including mercury under a different provision of the Clean Air Act. The EPA issued proposed standards in March 2011 and on December 16, 2011 signed a final rule implementing mercury and air toxics standards (MATS) for power plants that will reduce emissions from new and existing coal-and oil-fired electric utility steam generating units (EGUs) of heavy metals, including mercury (Hg). The final MATS rule published in February 2012 is mostly unchanged from rule proposed in March 2011. The Clean Air Act allows power plants three years to comply and state permitting authorities can also grant an additional year as needed for technology installation. The EPA expects the grant of an additional year to be broadly available. Power plants are the largest U.S. source of several harmful pollutants, including about 50 percent of mercury emissions. The EPA estimates that there are approximately 1,400 units affected by this action—approximately 1,100 existing coal-fired units and 300 oil fired units at about 600 power plants. All power plants will have to limit their toxic emissions—ultimately preventing 90 percent of the mercury in coal burned at power plants from being emitted into the air. For all existing and new coal-fired EGUs, the rule establishes numerical emission limits for mercury.

While U.S. federal regulations were being finalized, at least 19 U.S. states and five Canadian provinces have passed mercury control regulations, and certain utilities have entered into company or facility specific consent decrees with federal and state agencies and environmental groups. Activated carbon injection is being actively deployed to meet the requirements under these regulations and consent decrees. Mercury removal targets with respect to removal rates and compliance dates vary by jurisdiction. The majority of states and provinces with these mercury controls regulations have applied a phased approach, with controls required to be implemented in the 2009-2015 timeframe.

Disinfectants and Disinfection Byproducts Rule.     In 2006, the EPA promulgated the Disinfection Byproducts Rule, or DBP Rule, which sets maximum levels for DBP in chlorinated drinking water. DBPs are hazardous substances that form in drinking water, when disinfectants are used to control microbial pathogens. The DBP Rule will require the removal of various types of chloride-compounds from chlorinated drinking water systems for which activated carbon is well suited. The EPA regards granular activated carbon as a “best available technology” for the removal of trihalomethanes and haloacetic acids. The DBP Rule initially required monitoring of DBP levels in 2009. Compliance deadlines vary based on the size of the population served by the water treatment facility, ranging from January 2013 for larger facilities to July 2015 for the smallest facilities.

Cement Industry Mercury Regulation.     In 2006, the EPA promulgated regulations to control mercury emissions from cement kilns built after 2005. On August 6, 2010, the EPA issued amendments to existing rules that will significantly reduce emissions of mercury and other air toxics and particle-forming pollutants from new and existing Portland cement kilns across the United States. The new standards are expected to cut mercury pollution from more than 150 cement kilns in the United States by 16,250 pounds (or a reduction of 92%). The compliance deadline for these standards at existing kilns is late 2013. Injection of activated carbon can be used to control mercury emissions from cement kilns.

Industrial Boilers.     On February 21, 2011, the EPA promulgated a rule that would reduce emissions of toxic air pollutants from new and existing industrial, commercial and institutional boilers and process heaters at major source facilities. The final rule established emission limits for mercury, dioxin/furans and other hazardous air pollutants. On May 18, 2011, the effective date of the final rule was delayed pending completion of judicial review or of EPA reconsideration of the final rule. In June 2011, the EPA announced plans to issue a revised proposed rule by October 2011 and a revised final rule by April 2012. On December 23, 2011, the proposed reconsidered ICI Boiler MACT rule was published in the Federal Register (76 FR 80598-80672). EPA intends to finalize the rule in the spring of 2012. In response to the Sierra Club’s appellate court petition of the EPA’s delay notice, an appellate judge reinstated the three-year compliance deadline based on the date the final rule was originally published in the Federal Register, March 21, 2011, which would require compliance by the spring of 2014. Powdered activated carbon has been shown to successfully remove up to 90% of the air emissions of mercury in many industrial boiler configurations. Activated carbon has also been successful in removing numerous other hazardous air pollutants present in the gas streams.

Vehicle Emission Standards.     In an effort to meet health-based air pollution standards and achieve cleaner air, many U.S. states have implemented either the Low Emission Vehicles II (LEV II) standard, set by the California Air Resources Board, or a federal standard set by the EPA known as Tier 2. Both regulations impose more stringent standards for evaporative emissions, specifically by placing tighter control on emissions that result from refueling or evaporation, not just those at the tailpipe from combustion. In addition, the U.S. federal government and the State of California are contemplating regulations covering emissions from other combustion engines. Activated carbons are used in gasoline evaporation control systems.

Superfund and Other Environmental Cleanup Laws.     The Comprehensive Environmental Response, Compensation and Liability Act of 1980, also known as Superfund, was enacted in 1980 to address abandoned hazardous waste sites. Many other federal and state laws and regulations also require investigation and remediation of contaminated sites. Under these programs, thousands of contaminated sites in the United States have been and continue to be addressed. Activated carbon filters are often used as part of a pump and treat system to clean up polluted groundwater. Activated carbon treatment can provide good results for a wide range of chemicals like fuels, PCBs, dioxins and radioactive wastes. It can also remove some types of metals if they are present in small amounts. Activated carbon treatment can be more cost effective than other cleanup methods.

European Union

5th Water Framework Directive.     In December 2000, the European Commission issued the Water Directive, covering contaminants in groundwater and surface water. Municipal wastewaters are typically treated by clarification and biological techniques, focused on the removal of suspended solids, biodegradable organics and nutrients. As a result of the Water Directive-based targets, increased removal efficiencies will be required for several compounds, including pesticides, PAHs, toxic metals and phthalates. The Water Directive’s treatment targets are based on a generic set of standards, which have already been formulated, plus specific standards to be set based on local conditions. Activated carbon solutions are used in the removal of organic micropollutants covered by the Water Directive, and have been subject to extensive testing by water authorities. EU member states must implement the Water Directive by the end of 2015.

Landfill Directive.     In 1999, the European Commission issued the Landfill Directive 1999/31/EC, or the Landfill Directive. The Landfill Directive imposes operational and technical controls on landfills and restricts, on a reducing scale to the year 2020, the amount of biodegradable municipal waste which member states may dispose of in landfills. Member states have begun to implement measures such as imposing incremental fees on landfill disposal. The Landfill Directive’s effect of reducing the availability of landfill space for hazardous wastes such as fly ash, has increased the levels of reactivation of activated carbons used in flue gas applications. In addition, activated carbon has applications in the treatment of the landfill leachate, which is regulated by the Landfill Directive.

Dioxin Emission Control.     In January 2011, a new Directive on Industrial Emissions (2010/75/EU), or IPCC Directive, issued by the European Union came into force. This legislation will be effective as of January 6, 2013 for new industrial installations in EU member states. For existing industrial installations, a transition period will likely be granted so that these installations will have to comply by January 6, 2016. An exception is being made for Large Combustion Plants, which will have to comply by January 6, 2020. The IPCC Directive details legally binding emission levels based on applying the Best Available Technique (BAT) as given in the BAT Reference Documents (BREF), which will include control of industrial emissions such as dioxins and mercury. The IPCC Directive provides opportunities for activated carbon solutions in controlling regulated dioxin, mercury and other emissions.

Global

Global Mercury Control.     The United Nations, through the United Nations Environment Programme Global Mercury Partnership, has been working for several years on controlling mercury use and emissions. In early 2009, more than 140 countries agreed to develop and negotiate a multinational treaty to control global mercury use and emissions that could be finalized as early as 2013. This may lead to additional mercury control regulations by 2015 on a global scale and an increased use of activated carbon.

Environmental Matters

Our operations are subject to various international, foreign, federal, state and local environmental laws and regulations relating to the protection of the environment and human health and safety, including those governing discharges to air, soil and water, as well as greenhouse gas emissions, regional haze, the remediation of contamination, and the generation, use, transportation, handling, storage and disposal of solid and hazardous materials. Pursuant to these environmental laws and regulations, we are required to obtain or renew permits from governmental authorities that are subject to expiration, modification and revocation. The process of obtaining permits frequently is time-consuming and costly and we may be required to present data to federal, state or local authorities pertaining to the effect of our business upon the environment.

We have in the past received notices of violations from governmental authorities related to alleged noncompliance with environmental laws and regulations, and the permits issued thereunder. In circumstances where we violate or fail to comply with such laws, regulations or permits, we can be fined or otherwise sanctioned by regulators. These environmental requirements can also impose substantial capital expenditures and operating costs. Although we did not incur material increases in capital expenditures for environmental matters during 2011, environmental laws, regulations and permits and the enforcement thereof change frequently and have become more stringent over time. Over the next several years, we expected to incur capital expenditures, which we currently expect not to be material, to further control air emissions, wastewater discharges and noise, particularly at our facilities in the United States and The Netherlands.

Our operations emit carbon dioxide and other greenhouse gases. In Europe, the member states of the European Union have imposed binding caps on carbon dioxide emissions as a result of the European Commission’s directive implementing the Kyoto Protocol on climate change. Under this directive, industrial sites receive allowances to emit carbon dioxide and must surrender one allowance for each ton of carbon dioxide emitted. Companies that emit less carbon dioxide than their allowances cover are able to sell the excess allowances, whereas those that emit more must buy additional allowances through the EU ETS, which is an EU-wide trading system for industrial carbon dioxide emissions. The EU ETS is anticipated to become progressively more stringent over time, including by reducing the number of allowances to emit carbon dioxide that EU member states will allocate without charge to industrial facilities. Such measures could result in increased costs for us to operate and maintain our facilities, install new emission control equipment, or purchase or otherwise obtain allowances to emit carbon dioxide or other greenhouse gases.

On May 13, 2010, the EPA issued a final rule that established a phased in approach to addressing greenhouse gas emissions under the Clean Air Act permitting programs. The rule sets thresholds for emissions that define when permits are required for new and existing industrial facilities that emit greenhouse gases. Since 2011, the EPA has required mandatory reporting of greenhouse gases from certain emission sources in the United States. EPA evaluates required technologies on a case-by-case basis and, to date, no additional controls have been required for greenhouse gas emissions. Numerous lawsuits are pending that seek to overturn several rules related to the regulation of greenhouse gases. We cannot predict whether these lawsuits will be successful, what technologies may be required or what the associated costs will be. See “Risk Factors—Compliance with environmental and other laws and regulations could result in significant costs and liabilities.”

Legal Proceedings

From time to time, we are a party to various litigation matters incidental to the conduct of our business. In 2011, we received an award of approximately $37.9 million from a Georgia arbitration panel in connection with our claim against ADA alleging breach of contract, among other things. In connection with the resolution of the claims, ADA and other defendants were also ordered to pay our U.S. subsidiary a running royalty on gross sales of activated carbon for 8 years. In October 2011, we settled the breach of contract claims and our remaining attorneys fees claims for $40.5 million, $32.8 million of which we received in October 2011. We are not presently party to any legal proceedings the resolution of which, we believe, would have a material adverse effect on our business, operating results, financial condition or cash flows.

Employees

As at December 31, 2011, we employed 769 persons on a full-time basis. Of our full-time employees, 364 were employed in North America and 405 in EAPA.

The International Chemical Workers Union Local No. 130C represents the hourly personnel at our Marshall, Texas facility. In January 2011, the contract with the International Chemical Workers Union Local No. 130C was renewed for an additional five years. The hourly personnel at our Klazienaveen and Zaandam facilities and the majority of our personnel in our Amersfoort office in The Netherlands are represented by three national labor organizations and are subject to an agreement that runs until August 2013. We also have hourly employees at two facilities in the United Kingdom subject to an agreement that was renewed in August 2011 and will run until March 2013. We do not have a collective bargaining agreement with union employees at our Italian facility, but we are subject to the CCNL Chimico union agreement at a national level.

We have a Works Council at our Dutch operating subsidiary, as required by Dutch law. A Works Council is a representative body of the employees of a Dutch company elected by the employees. Management of the subsidiary must seek the non-binding advice of the Works Council before taking certain decisions, such as a major restructuring, a change of control or the appointment or dismissal of a member of the board of management. Certain other decisions that directly involve employment matters applicable either to all employees or certain groups of employees require the Works Council’s approval unless approved by the appropriate judicial body.

We consider our relationship with our employees to be good and have not experienced interruptions of operations due to labor disagreements in over seven years.

Competition

The global activated carbon industry includes a large number of producers. Fewer than ten producers, however, have significant bases of presence or installed production capacity in more than one geographic region. In the developed regions of the world, such as North America, the European Union and Japan, there are only a small number of producers, several of which supply the majority of demand. In the developing nations of the Asia Pacific region, there are numerous producers, the majority of which are small and tend to operate a single plant with limited capacity. Some producers, however, do participate in the global market principally through numerous resellers but generally not with a broad range of products. Competition in activated carbons and activated carbon systems and services is based on quality, performance, price and perception of supply-chain stability. The last factor is particularly important where environmental regulations require removal of pollutants and contaminants as a condition of operation.

We are a major presence in the global market with respect to the production and sale of activated carbon solutions, with our principal global competitor being Calgon Carbon Corporation, or Calgon, a United States company. In addition, we experience regional competition from manufacturers and resellers in individual end markets from, among others, Mead/Westvaco Corporation, a United States company; ADA-Carbon Solutions, LLC, a United States company; Sorbent Technologies, Inc., a division of Albemarle Corporation, a United States company; Donau Carbon, a German company; Ceca, a French company and part of Arkema, a French company; Kuraray, a Japanese company; Osaka Gas, a Japanese company; and Jacobi Carbons, a Swedish company. In addition, Chinese producers of mostly coal-based activated carbon and certain East Asian producers of mostly coconut shell-based activated carbon participate in the market on a worldwide basis and sell principally through resellers. A number of other smaller competitors engage in the production and sale of activated carbons in local markets with specific products for specific applications, but do not compete with us on a global basis.

According to Global Trade Tracker, imports of activated carbon from China represented approximately 22% and 47% of all activated carbon imports by volume into the United States and European Union, respectively, for the period January 2011 through December 2011. In 1995, the European Union imposed antidumping duties on powdered activated carbon from China. The antidumping rule has been extended for a second time through 2013 and may or may not be extended further. Under the ruling, all powdered activated carbons imported from China are subject to a duty of €0.323 per kilogram.

In 2007, the U.S. Department of Commerce, or DOC, imposed duties ranging between 62% and 228% on thermal activated carbon in both granular and powdered forms from China entering the United States from October 11, 2006 onwards. On November 4, 2009, the DOC announced the final results of its first administrative review, and established lower duties. The results of the second administrative review covering the period April 1, 2008 to March 31, 2009 further lowered the lowest duties though the highest rate remained at 228%. The final results of the third administrative review covering the period April 1, 2009 to March 31, 2010 were published on October 31, 2011 and appeals were filed by two importers/producers. On April 21, 2011, the DOC also announced that it was referring to U.S. Customs & Border Protection for further investigation certain allegations of transshipment of Chinese activated carbon through Sri Lanka. The DOC is currently conducting the fourth administrative review, which covers imports that entered the United States between April 1, 2010 and March 31, 2011. In conducting this administrative review, the DOC will select a new surrogate country in which to value the raw materials consumed in producing activated carbon in China as well as other surrogate financial ratios due to the increasing divergence between the per capita GDP between India and China. We expect the final results of the fourth administrative review to be published in November 2012.

Our History and Structure

We began production of activated carbon in Zaandam, The Netherlands in 1918 as N.V. Algemeene Norit Maatschappij. In 1924, we acquired our activated carbon production facility at Klazienaveen, The Netherlands. In 1933, we formed American Norit, Inc. to produce and sell activated carbon in the United States. In 1985, we acquired a production plant and lignite mine in Marshall, Texas, which had been operational since 1922.

In 2007, Doughty Hanson purchased an approximately 81% interest in the Norit Group, with Euroland Investments acquiring the remaining approximately 19% interest. Following the consummation of this offering, Doughty Hanson will own approximately     % of the Company and Euroland Investments will own approximately     % of the Company.

The Norit Group historically had two divisions, Activated Carbon and Clean Process Technology. The CPT business developed purification components and equipment for the water and beverage industries and was sold in May 2011 to a wholly owned subsidiary of Pentair Inc. From an operational standpoint, the Activated Carbon and CPT businesses were managed and operated largely independently. As of May 2011, we are a global purification company focused solely on activated carbon.

In June 2011, the Norit Group completed a legal reorganization pursuant to which (i) certain legal entities of the Activated Carbon business that were not legal subsidiaries of Norit N.V. were reorganized to become legal subsidiaries of Norit N.V. and (ii) certain administrative responsibilities not related to the Activated Carbon business that were previously performed by Norit N.V. are no longer performed by Norit N.V.

In connection with the sale of the CPT business, the purchaser, together with various entities that were purchased as part of the sale, were each granted a limited royalty-free right to use, sell and distribute products and promotional material bearing the “Norit” name and/or corporate logo generally for between 18 months and three years after the completion of the sale of the CPT business in order to facilitate the transition of the CPT business.

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information regarding our executive officers and directors as of the consummation of this offering, except for their ages, which are as of March 1, 2012.

Name	Age	Position
Mark Corbidge	47	Director, Non-Executive
Ronald D. Thompson	50	Director, Chief Executive Officer
Gerardus Maters	44	Director, Chief Financial Officer
Paulus J.B. Ganzeboom	47	Director, Executive Vice President
John Bandy	46	General Counsel

Directors and Executive Officers

Mark Corbidge. Mr. Corbidge is Co-Head of Private Equity at Doughty Hanson and a director of the Company since 2007. He joined Doughty Hanson as Principal in September 2004. He previously worked for Umbro as Chief Development Officer, a position he had held since 1999. Prior to Umbro, he ran his own advisory firm, Corbidge Capital Consultants, after spending two years as joint Chief Executive Officer of Newcastle United Plc (a soccer club). Mr. Corbidge has significant corporate finance experience, having joined N.M. Rothschild & Sons Ltd. in the corporate finance team in 1987. He later joined S.G. Warburg & Co. and worked in their London, Munich and Frankfurt offices. He was seconded to the Austrian Government as part of a team advising on privatization strategy. Mr. Corbidge is a citizen and resident of the United Kingdom and his business address is Doughty Hanson, 45 Pall Mall, London, United Kingdom SW1Y 5JG. Mr. Corbidge provides listed and private company board, institutional shareholder, managerial and operational experience to the Board.

Ronald D. Thompson. Mr. Thompson joined Norit Americas Inc. in 2004 as Chief Executive Officer, currently serves as Chief Executive Officer of the Company and had been a director of the Company since 2010. From 2001 to 2004, Mr. Thompson was Senior Vice President, Southern Region, of Carmeuse Lime & Stone. Prior to 2001, Mr. Thompson had been Managing Director of Allvac, Ltd in Sheffield, England, a specialty metals company and subsidiary of Allegheny Technologies Incorporated, and Mr. Thompson had also held a variety of management and operating positions with Allvac, a global specialty metals producer based in Monroe, NC. Mr. Thompson holds a B.S. degree in Metallurgical Engineering from The University of Missouri-Rolla, an M.S. degree in Metallurgy and Material Science from Case Western Reserve University and an M.B.A. from Wake Forest University. Mr. Thompson is a resident of the United States and his business address is our Marshall, Texas office at 3200 University Avenue, Marshall, Texas, United States 75670. Mr. Thompson has significant technical expertise and general management experience in running global industrial companies.

Gerardus Maters. Mr. Maters joined Norit Americas Inc. as Chief Financial Officer in 2008, is the Chief Financial Officer of the Company and has been a director of the Company since 2010. Prior to joining Norit, Mr. Maters spent 16 years with General Electric (GE), in both GE’s industrial and capital businesses. Mr. Maters, a graduate from GE’s Financial Management Program and Experienced Financial Leadership Program, worked in various finance roles in six different countries, the last 8 years as Chief Financial Officer. He holds a M.S. degree in Business Economics from the University of Rotterdam, The Netherlands. Mr. Maters is a Dutch citizen and resident of the United States and his business address is our Marshall, Texas office at 3200 University Avenue, Marshall, Texas, United States 75670. Mr. Maters provides significant international financial expertise in both industrial and financial services businesses, and has been on the board of various GE companies in Italy, Spain, Romania and The Netherlands.

Paulus J.B. Ganzeboom. Mr. Ganzeboom joined Norit Nederland B.V. as Managing Director for Activated Carbon EAPA in 2006. He is currently Executive Vice President of the Company and will serve as a director of the Company. Prior to joining Norit Nederland B.V., Mr. Ganzeboom spent the last 17 years in commercial and management roles with various industrial metals companies, most recently from 2003-2006 as Managing Director of the Bending Division of Swiss sheet metal company, Bystronic/Conzetta, where he was also a member of the Group Management. He holds a M.S. degree in Mechanical Engineering from the University of Twente and an M.B.A. from the Rotterdam School of Management, Erasmus University. Mr. Ganzeboom is a Dutch citizen and resident and his business address is our Amersfoort, The Netherlands office at Nijverheidsweg-Noord 72, 3812 PM, Amersfoort, The Netherlands. Mr. Ganzeboom will serve as a director of the Company upon the consummation of this offering. Mr. Ganzeboom provides to the Board significant technical and commercial expertise.

John Bandy. Mr. Bandy joined Norit Americas Inc. as General Counsel in 2008. He is currently the General Counsel of the Company. Prior to 2008, Mr. Bandy spent 13 years as in-house counsel for international companies in heavily regulated industries, the last 10 years of which was spent as a General Counsel in the financial services industry. Mr. Bandy was admitted to the State Bar of Texas in 1992. He holds a J.D. from the University of Miami and a B.B.A. in Finance and International Business from the University of Texas. Mr. Bandy is a resident of the United States and his business address is our Marshall, Texas office at 3200 University Avenue, Marshall, Texas, United States 75670.

Compensation of Directors and Executive Officers

Under Dutch law, we are required to disclose annually the compensation of the individual members of our board of directors but not that of our named executive officers. In January 2011, an aggregate of €57,000 was paid to Mark Corbidge for services rendered in his capacity as a non-executive director in 2010. The other directors were not paid any additional amounts other than compensation for services rendered in their capacity as executive officers of the Company.

Board Practices

We currently have a two-tier board pursuant to Dutch law, which provides for a two-tier board system: a management board, comprised of executive directors, and a supervisory board, comprised of non-executive directors, who supervise and advise the management board. We expect that our board of directors will meet on a regular basis to review our performance and business plans. In addition, the board of directors will establish policies for the conduct of our business, including delegations of board authority to directors and members of senior management. The board of directors will appoint committees to ensure appropriate oversight of our operations. We do not expect that any of the directors will have service contracts that provide for benefits upon their termination as a director.

Board Committees

We do not currently have any board committees. Prior to the consummation of the offering, we will appoint an independent board member to the audit committee as required by the rules of the NYSE.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the ownership of our share capital by each shareholder whose beneficial ownership of ordinary shares exceeds five percent of the ordinary shares issued and outstanding, as well as the ordinary shares (including related derivative securities) owned by the executive officers and the members of the board of directors (which includes those persons specified in “Directors and Senior Management”), as a group, in each case as at                     , 2012.

Identity of Person or Group	Number of Ordinary Shares	Percent of Class
Doughty Hanson			%
Euroland Investments			%
Mark Corbidge			%
Ronald D. Thompson			%
Gerardus Maters			%
Paulus J.B. Ganzeboom			%
John Bandy			%
Executive officers and members of the board of directors, as a group (persons)			%

*	Less than one percent.

In 2007, Doughty Hanson purchased an approximately 81% interest in the Norit Group, with Euroland Investments acquiring the remaining approximately 19% interest. Upon completion of this offering, Doughty Hanson and Euroland Investments will beneficially own approximately                  ordinary shares or     % and approximately                  ordinary shares or     %, respectively, of our ordinary shares outstanding (or approximately                      ordinary shares or    % and approximately                      ordinary shares or     %, respectively, if the underwriters exercise in full their option to purchase additional ordinary shares).

All holders of ordinary shares have the same voting rights. Immediately prior to the consummation of this offering, approximately 0.5% of the ordinary shares are expected to be held by approximately three holders of record in the United States.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Sale of Clean Process Technology Business

The Company was part of the Norit Group, a company which, prior to May 2011, consisted of two operating divisions, Activated Carbon and CPT. The CPT business developed purification components and equipment for the water and beverage industries. On April 2, 2011, Norit Holding B.V. entered into a sale and purchase agreement to sell Norit Proces Technologie Holding B.V., the parent company of its CPT division, to Pentair Netherlands B.V., a wholly owned subsidiary of Pentair Inc. This transaction closed on May 12, 2011.

Prior to the sale of the CPT business, the Activated Carbon and CPT divisions shared incidental common facilities and costs.

Access to Sales Resources.    We and the CPT entities have entered into agency agreements to provide us with continued access to sales resources in Brazil, China and India.

Employees.    Certain employees of the Norit Group provided head office administrative support activities to the combined Activated Carbon and CPT businesses.

Relationships with Our Principal Shareholders

In 2007, Doughty Hanson purchased an approximately 81% interest in the Norit Group, with management and an affiliate of Euroland Investments acquiring the remaining approximately 19% interest. Following the consummation of this offering, Doughty Hanson will own approximately     % of the Company and Euroland Investments will own approximately     % of the Company (or approximately     % and     %, respectively, if the underwriters exercise in full their option to purchase additional ordinary shares).

Registration Rights Agreement.    Prior to the consummation of this offering, we will enter into a registration rights agreement with certain of our principal shareholders. Pursuant to the registration rights agreement, such shareholders and certain of their transferees will have the right, under certain circumstances and subject to certain restrictions and lock-up agreements, at any time following the consummation of this offering, to make a written request that we effect the registration of all or part of the ordinary shares held by them. In addition, if we propose to register ordinary shares under the Securities Act, either for our own account or for the account of other security holders, such principal shareholders and certain of their transferees will be entitled to certain “piggyback” registration rights allowing it to include its ordinary shares in such registration, subject to certain marketing and other limitations. Registration of such ordinary shares under the Securities Act would, except for shares purchased by affiliates, result in such ordinary shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. We may, in certain circumstances, defer such registrations and any underwriters will have the right, subject to certain limitations, to limit the number of ordinary shares included in such registrations. We will also agree, subject to certain limitations, to indemnify any selling shareholders against losses, claims, damages, liabilities or expenses arising under the Securities Act or other applicable laws in connection with such registrations.

Agreements with Directors and Executive Officers

Prior to the consummation of the offering, we will have entered into employment agreements with certain of our executive officers. We have not issued loans to any of our directors or executive officers.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary description of our ordinary shares and related material provisions of our articles of association and of Book 2 of the Dutch Civil Code (Boek 2 van het Nederlands Burgerlijk Wetboek), which governs the rights of holders of our ordinary shares, that will be in place prior to the offering.

The following description of all of the material terms of our share capital is qualified in all respects by reference to our articles of association. These articles are filed both with the Dutch Trade Register of the Chamber of Commerce and Industry for Gooi-, Eem- en Flevoland and as an exhibit to the registration statement incorporating this prospectus.

Dutch law and our articles of association do not require our directors to be independent from shareholders. Nor do our articles of association permit cumulative voting or the issuance of preference shares or poison pill measures. Our articles of association allow shareholders to adopt resolutions in writing, provided that all shareholders approve such resolutions unanimously.

The Dutch Civil Code and our articles of association detail your rights as a holder of our ordinary shares. This summary does not restate our articles of association or relevant Dutch law in their entirety. While we believe that this summary contains all of the information about the articles of association important to your decision to subscribe for the ordinary shares, it does not include all of the provisions that you may feel are important.

Our authorized share capital consists of                      ordinary shares, each with par value of €1.00. Upon the completion of the offering there will be                  ordinary shares issued and outstanding.

Form of Ordinary Shares

Pursuant to our articles of association, our ordinary shares may be held in registered form. All of our registered shares will be recorded in a register kept on our behalf by our transfer agent. Any transfer of registered shares will require a written deed of transfer and the acknowledgement of the transfer by the Company. The ordinary shares offered hereby will be freely transferable.

Issuance of Ordinary Shares

Our articles of association provide that a general meeting of shareholders can approve the issuance of ordinary shares or rights to subscribe for ordinary shares, but only in response to a proposal for such issuance submitted by our board of directors specifying the price and further terms and conditions.

In the alternative, the shareholders may designate to our board of directors authority to approve the issuance and price of issue of ordinary shares. The delegation may be for any period of up to five years and must specify the maximum number of ordinary shares that may be issued.

Pre-emptive Rights

Our articles of association provide that, unless limited or excluded by our shareholders or board of directors as described below, holders of ordinary shares have a pro rata pre-emptive right to subscribe for any ordinary shares that we issue, except for ordinary shares issued for non-cash consideration or ordinary shares issued to our employees.

Shareholders may limit or exclude pre-emptive rights. Shareholders may also delegate the power to limit or exclude pre-emptive rights to our board of directors with respect to the number of ordinary shares of which the issuance has been authorized by our shareholders and for the duration of such delegation.

Our board of directors may be designated as the corporate body with the power to limit or exclude pre-emptive rights for a maximum period of five years.

Repurchase of Our Ordinary Shares

Our articles of association provide that we will be able to acquire our ordinary shares, subject to certain provisions of the Dutch Civil Code, if the following conditions are met:

•

a general meeting of shareholders has authorized our board to acquire the ordinary shares, which authorization may be valid for no more than 18 months and shall stipulate the number of shares that may be acquired and the upper and lower limit of the price of acquisition;

•

our equity, after deduction of the price of acquisition, is not less than the sum of the paid-in and called-up portion of the share capital and the reserves that the Dutch Civil Code or our articles of association require us to maintain; and

•	we would not hold after such purchase, or hold as pledgee, ordinary shares with an aggregate par value exceeding one-half of our issued share capital.

Capital Reduction; Cancellation

Our articles of association provide that shareholders may reduce our issued share capital either by (a) canceling ordinary shares held in treasury or (b) amending our articles of association to reduce the nominal value of the ordinary shares. A resolution to reduce our capital requires the approval of at least two-thirds of the votes cast, if less than fifty percent of the issued capital is present or represented at the meeting.

A partial repayment of ordinary shares under the laws of The Netherlands is only allowed upon the adoption of a resolution to reduce the nominal value of the ordinary shares. The repayment must be made pro rata on all ordinary shares. The pro rata requirement may be waived with the consent of all affected shareholders. In some circumstances, our creditors may be able to prevent a resolution to reduce our share capital from taking effect.

Remuneration of Our Board of Directors

The general policy for the remuneration of our board of directors will be determined by a general shareholders meeting. The remuneration of directors will be set by our board of directors in accordance with our remuneration policy.

With regard to arrangements concerning remuneration in the form of ordinary shares or share options, the board of directors must submit a proposal to the shareholders meeting for approval. This proposal must, at a minimum, state the number of ordinary shares or share options that may be granted to directors and the criteria that apply to the granting of the ordinary shares or share options or the alteration of such arrangements.

General Meetings of Shareholders

Our articles of association provide that at least one general meeting of shareholders must be held every year, not later than six months after the end of the fiscal year. Our articles of association provide that we will give notices to the registered holders of our ordinary shares at least 15 days before any general meeting in a national daily newspaper in The Netherlands and abroad in at least one daily newspaper in each country in which the ordinary shares have been admitted for official quotation at our request. To attend, address the meeting and vote at a general meeting of shareholders, shareholders must inform us in writing of their intention to attend the meeting. Any general meeting of shareholders will be held in The Netherlands.

The rights of shareholders may be changed only by amending our articles of association. Our articles of association provide that resolutions to amend our articles of association or to merge or demerge the Company may only be adopted by the general meeting of shareholders at the proposal of our board of directors. In that case and to the extent that the law does not require a qualified majority, such proposals may be adopted by a majority of votes cast at the general meeting of shareholders.

Certain resolutions require a two-thirds majority vote if less than half of the issued share capital is present or represented at the general meeting of shareholders, such as:

•	a resolution of the general meeting to restrict or exclude the pre-emptive right for the issue of shares or to designate the board of directors as the authorized corporate body for this purpose;

•	a resolution to reduce the issued/authorized capital;

•	a demerger or merger resolution of the general meeting; and

•	a resolution to grant loans as described in Article 2:98c of the Dutch Civil Code.

If a proposal to amend the articles of association will be considered at the meeting, we will make available a copy of that proposal, in which the proposed amendments will be stated verbatim. An agreement to either enter into a statutory merger whereby the Company is the acquiring entity or a legal demerger must be approved by the shareholders, with certain limited exceptions.

Voting Rights

Our articles of association provide that each ordinary share represents the right to cast one vote at a general meeting of shareholders. All resolutions must be passed with a simple majority of the votes validly cast in a meeting except as set forth above. The Company is not allowed to exercise voting rights for ordinary shares it holds directly or indirectly. Any substantial change in the identity or nature of the Company or its business (such that our shareholders would de facto be contributing capital to, and holding an interest in, a completely different business) requires the prior approval of our shareholders, including but not limited to:

•	the sale or transfer of all or substantially all of our assets;

•

the commencement or termination of (a) a long-term cooperation of us with another entity or partnership or (b) our participation as a general partner with full liability in a limited partnership (commanditaire vennootschap) or general partnership (vennootschap onder firma), to the extent such cooperation or termination would be of far-reaching significance to us; and

•	the acquisition or divestment by us of a participating interest in a company’s share capital, the value of which amounts to at least one-third of the value of our assets.

Adoption of Annual Accounts and Discharge of Management Liability

Our articles of association provide that each year, our board of directors must prepare annual accounts within five months after the end of our fiscal year, unless the shareholders have approved an extension of this period for up to six additional months due to certain special circumstances recognized as such under the Dutch Civil Code.

The annual accounts must be made available for inspection by shareholders at our offices within the same period. The annual accounts must be accompanied by an auditor’s certificate, an annual report and certain other mandatory information. The shareholders shall appoint an external accountant to audit the annual accounts. The annual accounts are adopted by our shareholders.

It is customary in The Netherlands that following the adoption of the annual accounts by the shareholders meeting, and pursuant to a separate shareholders’ resolution, the board members are released from liability under Dutch law for acts reflected in those accounts (and accompanying documents/information) and acts that have otherwise been disclosed to the shareholders. Insofar as a release is deemed to represent a condition, stipulation or provision binding any person acquiring our ordinary shares to waive compliance with any provision of the Securities Act or of the rules and regulations of the SEC, such release will be void.

Dividends

Our articles of association provide that dividends may in principle only be paid out of profit as shown in the adopted annual accounts. The Company may only make distributions to shareholders and other persons entitled to distributable profits only to the extent that our equity exceeds the sum of the paid and called-up portion of the issued share capital and the reserves that must be maintained in accordance with provisions of the Dutch Civil Code and our articles of association. The profits must first be used to set up and maintain reserves required by law and must then be set off against certain financial losses. We may not make any distribution of profits on ordinary shares that we hold.

Our board of directors determines whether and how much of the remaining profit they will reserve and the manner and date of such distribution and notifies shareholders. All calculations to determine the amounts available for dividends will be based on our annual accounts, which may be different from our carve out combined and consolidated financial statements, such as those included in this prospectus. Our statutory accounts have to date been prepared and will continue to be prepared under International Financial Reporting Standards and are deposited with the Trade Register of the Chamber of Commerce and Industry for Gooi-, Eem- en Flevoland. We are dependent on dividends or other advances from our operating subsidiaries to fund any dividends we may pay on our ordinary shares. Following the completion of this offering, we have no current plans to pay any dividends on our ordinary shares for the foreseeable future and currently plan to retain earnings, if any, for future operations, expansions and debt repayments.

Liquidation Rights

Our articles of association provide that if we are dissolved or wound up, the assets remaining after payment of our liabilities will be applied to pay back the amounts paid on any ordinary shares outstanding. Any remaining liquidation surplus will be distributed among our shareholders, in proportion to the par value of their shareholdings. All distributions referred to in this paragraph shall be made in accordance with the relevant provisions of the Dutch Civil Code.

Limitations on Nonresidents and Exchange Controls

There are no limits under the laws of The Netherlands, or in our articles of association, on nonresidents of The Netherlands holding or voting our ordinary shares. Currently, there are no exchange controls under the laws of The Netherlands on the conduct of our operations or affecting the remittance of dividends.

Disclosure of Insider Transactions

Members of our board of directors and other insiders within the meaning of Section 5:56 paragraph 2 of The Netherlands Financial Services Act must report to the Dutch Authority for the Financial Markets if they carry out or cause to be carried out, for its or their own accounts, transactions in our ordinary shares or in securities the value of which is at least in part determined by the value of our ordinary shares.

Choice of Law and Exclusive Jurisdiction

Our articles of association provide that, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder shall be governed exclusively by the laws of The Netherlands, unless such rights or obligations do not relate to or arise out of the capacities above.

Any lawsuit or other legal proceeding by and between those persons relating to or arising out of their capacities listed above shall, to the extent allowed by law, be exclusively submitted to the courts of The Netherlands. All of our current and former directors and officers must agree in connection with any such lawsuit or other legal proceeding to submit to the exclusive jurisdiction of The Netherlands courts, waive objections to such lawsuit or other legal proceeding being brought in such courts, agree that a judgment in any such legal action brought in The Netherlands courts is binding upon them and may be enforced in any other jurisdiction, and elect domicile at our offices in Amsterdam, The Netherlands for the service of any document relating to such lawsuit or other legal proceedings. If we are held liable for any violation of U.S. federal securities law or if we do not comply with any of our responsibilities thereunder, a Dutch court of law would have exclusive jurisdiction in determining whether any of our current or former directors, officers or employees are personally liable to us. Dutch law allows for broader indemnification of our directors and officers than would generally be allowed under U.S. federal securities laws.

Registrar and Transfer Agent

A register of holders of the ordinary shares will be maintained by us at Nijverheidsweg-Noord 72 (3812 PM) in Amersfoort, The Netherlands, telephone number: +31 33 4648911, and a branch register will be maintained in the United States by a transfer agent to be appointed prior to the offering, which will serve as branch registrar and transfer agent.

ORDINARY SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares. Future sales of our ordinary shares in the public market, or the availability of such ordinary shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of ordinary shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our ordinary shares in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Upon the closing of this offering, we expect to have outstanding an aggregate of approximately ordinary shares (or                  ordinary shares if the underwriters exercise in full their option to purchase additional ordinary shares). Of these ordinary shares, all of the ordinary shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the ordinary shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. The remaining ordinary shares outstanding that will be owned by our existing shareholders will constitute “restricted securities” within the meaning of Rule 144 and will be eligible for sale in the open market after this offering, subject to contractual lock-up provisions with the underwriters and the applicable requirements of Rule 144 or Regulation S under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144, our ordinary shares outstanding (excluding the ordinary shares to be sold in this offering) will be available for sale in the public market as follows:

•	no ordinary shares will be eligible for sale on the date of this prospectus;

•

ordinary shares subject to the lock-up agreements described below will be eligible for sale upon the expiration of the lock-up agreements, except as described below, beginning 180 days after the date of this prospectus;

•	ordinary shares not subject to the lock-up agreements described below will be eligible for sale under the terms of Rule 144 beginning 90 days after the date of this prospectus; and

•	ordinary shares not subject to the lock-up agreements described below will be eligible for sale upon the exercise of registration rights described below.

Lock-up agreements

We, our directors, executive officers and certain existing shareholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons, with limited exceptions, for a period of 180 days after the date of this prospectus, may not sell, dispose of, hedge or otherwise transfer the economic consequences of ownership of any of our ordinary shares. At any time and without notice, Goldman, Sachs & Co. may release some or all of the securities from the lock-up agreements. In addition, certain transfers and dispositions may be made sooner, provided the transferee becomes bound to the terms of the lock-up. For a further discussion of the lock-up agreements, see “Underwriting.”

Rule 144

In general, under Rule 144, those of our existing shareholders who are affiliates, or any other affiliate of ours, who own restricted securities that were acquired from the issuer or another affiliate and have been held for at least six months, and following the 90th day after the completion of this offering, would be entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of (a) 1% of the then ordinary shares outstanding, which would be approximately                  ordinary shares immediately after this offering and (b) an amount equal to the average weekly reported volume of trading in ordinary shares on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales by affiliates in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer. Persons who have not been affiliates of ours for at least three months as at the date of sale and who own restricted securities that were acquired from the issuer or another affiliate and have been held for at least six months, would be entitled to sell such securities without reference to the volume limitations, manner of sale requirements and notice requirements referenced above, following the 90th day after completion of this offering, provided that current public information is available about us.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to registration under Section 5 of the Securities Act.

Registration rights

Certain of our principal shareholders will have registration rights with respect to our ordinary shares. See “Certain Relationships and Related Party Transactions—Relationships with Our Principal Shareholders—Registration Rights Agreement” for more information on these registration rights.

Equity Incentive Plan

Prior to the consummation of this offering, we will establish an equity incentive plan for certain of our employees.

TAXATION

This taxation summary addresses the material Dutch and U.S. federal income tax consequences to shareholders in connection with the acquisition, ownership, and disposition of the ordinary shares. This summary does not discuss every aspect of taxation that may be relevant to a particular taxpayer under special circumstances or that is subject to special treatment under applicable law (such as entities treated as trusts for Dutch tax purposes or similar arrangements) and is not intended to be applicable in all respects to all categories of investors. The laws upon which this summary is based are subject to change, perhaps with retroactive effect. A change to such laws may invalidate the contents of this summary, which will not be updated to reflect changes in laws. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THEIR PARTICULAR TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF ORDINARY SHARES.

Material Dutch Tax Consequences for Holders of Ordinary Shares

Withholding Tax

Dividends distributed by us generally are subject to a withholding tax imposed by The Netherlands at a rate of 15%. The expression “dividends distributed by us” as used herein includes, but is not limited to:

•	distributions in cash or in kind;

•	deemed and constructive distributions;

•

liquidation proceeds, proceeds of redemption of ordinary shares, or proceeds of the repurchase of ordinary shares by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average capital paid into those ordinary shares as recognized for Dutch dividend withholding tax purposes;

•

an amount equal to the par value of ordinary shares issued or an increase in the par value of ordinary shares, as the case may be, to the extent that it does not appear that a contribution has been recognized for Dutch dividend withholding tax purposes; and

•

partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that we have net profits (zuivere winst), unless the general meeting of our shareholders has resolved in advance to make such repayment and provided that the par value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment of our articles of association.

If a holder of ordinary shares is resident in a country other than The Netherlands and if a double taxation convention is in effect between The Netherlands and that country, such holder of ordinary shares may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, or refund of, Dutch dividend withholding tax. If a holder of ordinary shares is an entity that is resident in a member state of the European Union and, generally, holds 5% or more of our nominal paid-up share capital and meets certain other conditions, such holder may be eligible for a full exemption from Dutch dividend withholding tax.

A recipient of a dividend that is a company, a qualifying tax-exempt pension fund or a qualifying tax-exempt organization that satisfies the conditions of the Convention between The Netherlands and the United States for the avoidance of double taxation of December 18, 1992, may be entitled to a reduced rate of dividend withholding tax. These conditions include but are not limited to being a resident of the United States for the purposes of the Convention, being the beneficial owner of such dividend and being qualified under Article 26 of the Convention (the so-called limitation on benefits article).

To claim any reduced rate under the above Convention (reduction and refund procedure), the recipient must file a request with the Dutch tax authorities, for which no specific form is available if the recipient is a company. Qualifying tax-exempt pension trusts must file form IB 96 USA for the application for relief at source from or refund of dividend tax. Qualifying tax-exempt organizations are not entitled to claim tax treaty benefits at source, and instead must file claims for refund by filing form IB 95 USA. Copies of the forms may be obtained from the “Belastingdienst/Centrum voor facilitaire dienstverlening, Afdeling logistiek reprografisch centrum”, P.O. Box 1314, 7301 BN Apeldoorn, The Netherlands or may be downloaded from the website http://www.belastingdienst.nl/(under “English site,” then “Applications and Forms”).

Individuals and corporate legal entities that are resident or deemed to be resident in The Netherlands for Dutch tax purposes (“Dutch resident individuals” or “Dutch resident entities” as the case may be), other than individuals who have made an election for the application of the rules of the Dutch Income Tax Act 2001 as they apply to residents of The Netherlands, can generally credit Dutch dividend withholding tax against their income tax or corporate income tax liability. The same generally applies to holders of ordinary shares that are neither resident nor deemed to be resident of The Netherlands if the ordinary shares are attributable to a Dutch permanent establishment of such non-resident holder.

In general, we will be required to remit all amounts withheld as Dutch dividend withholding tax to Dutch tax authorities. However, under certain circumstances, we are allowed to reduce the amount to be remitted to Dutch tax authorities by the lesser of:

•	3% of the portion of the distribution paid by us that is subject to Dutch dividend withholding tax, and

•

3% of the dividends and profit distributions, before deduction of foreign withholding taxes, received by us from qualifying foreign subsidiaries in the current calendar year (up to the date of the distribution by us) and the two preceding calendar years, insofar as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above-mentioned deductions.

Although this reduction reduces the amount of Dutch dividend withholding tax that we are required to pay to Dutch tax authorities, it does not reduce the amount of tax that we are required to withhold from dividends.

Pursuant to legislation to counteract “dividend stripping”, a reduction, exemption, credit or refund of Dutch dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner. This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax cost on dividends by a transaction with another party. For application of these rules it is not a requirement that the recipient of the dividends be aware that a dividend stripping transaction took place. The Dutch state secretary of finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.

Taxes on Income and Capital Gains

Dutch Resident Individuals

If a holder of ordinary shares is a Dutch resident individual (including the non-resident individual holder who has made an election for the application of the rules of The Netherlands income tax act 2001 as they apply to residents of The Netherlands), any benefit derived or deemed to be derived from the ordinary shares is taxable at the progressive income tax rates (with a maximum of 52%), if:

•	the ordinary shares are attributable to an enterprise from which The Netherlands resident individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth of such enterprise, without being an entrepreneur or a shareholder, as specified in the Dutch Income Tax Act 2001; or

•

the holder of the ordinary shares is considered to perform activities with respect to the ordinary shares that go beyond ordinary active asset management (normaal actief vermogensbeheer) or such holder derives benefits from the ordinary shares that are (otherwise) taxable as benefits from other activities (resultaat uit overige werkzaamheden).

If the above-mentioned conditions do not apply to a holder of ordinary shares who is a Dutch resident individual (including the non-resident individual holder who has made an election for the application of the rules of The Netherlands income tax act 2001 as they apply to residents of The Netherlands), any benefit derived or deemed to be derived from the ordinary shares is taxable at the flat income tax rate of 25%, if that holder, his/her partner or certain of their relatives by blood or marriage in the direct line (including foster children) has a so-called substantial interest or deemed substantial interest. Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company if such holder, alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly, (i) holds an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) holds rights to acquire, directly or indirectly, such interest; or (iii) holds certain profit-sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest arises if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

If the above-mentioned situations do not apply to the individual holder of ordinary shares, the ordinary shares are recognized as investment assets and included as such in such holder’s net investment asset base (rendementsgrondslag). Such holder will be taxed annually on a deemed income of 4% of the aggregate amount of his or her net investment assets for the year at an income tax rate of 30%. The aggregate amount of the net investment assets for the year is the fair market value of the investment assets less the allowable liabilities at the beginning of that year. A tax-free allowance may be available. Actual benefits derived from the ordinary shares are as such not subject to Dutch income tax.

Dutch Resident Entities

Any benefit derived or deemed to be derived from the ordinary shares held by Dutch resident entities, including any capital gains realized on the disposal thereof, will generally be subject to Dutch corporate income tax at a rate of 25% (a corporate income tax rate of 20% applies with respect to taxable profits up to €200,000), unless the participation exemption applies. The participation exemption will generally apply if a Dutch Resident Entity holds a number of ordinary shares representing at least 5% of our nominal paid-up share capital. The participation exemption may also apply if such holder does not have a 5% shareholding, but a related entity (statutorily defined term) has such a shareholding or if the company in which the shares are held is a related entity (statutorily defined term).

A Dutch qualifying pension fund is, in principle, not subject to Dutch corporate income tax. A qualifying Dutch resident investment fund (fiscale beleggingsinstelling) is subject to Dutch corporate income tax at a special rate of 0%. A qualifying Dutch resident exempt investment fund (vrijgestelde beleggingsinstelling) is not subject to Dutch corporate income tax.

Non-residents of The Netherlands

A holder of ordinary shares will not be subject to Dutch taxes on income or on capital gains in respect of any payment under the ordinary shares or any gain realized on the disposal or deemed disposal of the ordinary shares, provided that:

•

such holder, his or her partner or certain of their relatives by blood or marriage in the direct line (including foster children), does not have a so-called substantial interest or deemed substantial interest in us, unless that substantial interest or deemed substantial interest is a business asset of a business carried on by that holder, his or her partner or his or her relatives by blood or marriage in the direct line (including foster children);

•

such holder is neither a resident nor deemed to be resident in The Netherlands for Dutch tax purposes and, if such holder is an individual, such holder has not made an election for the application of the rules of the Dutch Income Tax Act 2001 as they apply to residents of The Netherlands;

•

such holder does not have an interest in an enterprise or a deemed enterprise that, in whole or in part, is either effectively managed in The Netherlands or is carried out through a permanent establishment, a deemed permanent establishment (statutorily defined term) or a permanent representative in The Netherlands and to which enterprise or part of an enterprise the ordinary shares are attributable; and

•

in the event such holder is an individual, such holder does not carry out any activities in The Netherlands with respect to the ordinary shares that go beyond ordinary active asset management (normaal actief vermogensbeheer) and does not derive benefits from the ordinary shares that are (otherwise) taxable as benefits from other activities in The Netherlands (resultaat uit overige werkzaamheden).

Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company if such holder, alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly, (i) holds an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) holds rights to acquire, directly or indirectly, such interest; or (iii) holds certain profit-sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest arises if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

Gift, Estate and Inheritance Taxes

Residents of The Netherlands

Gift, estate and inheritance taxes will arise in The Netherlands with respect to a transfer of the ordinary shares by way of a gift by, or on the death of, a holder of ordinary shares that is resident or deemed to be resident in The Netherlands at the time of the gift or his/her death.

Non-residents of The Netherlands

No gift, estate or inheritance taxes will arise in The Netherlands on the transfer of the ordinary shares by way of a gift by, or on the death of, a holder of ordinary shares that is neither resident nor deemed to be resident in The Netherlands unless the transfer is considered as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident in The Netherlands.

For purposes of Dutch gift, estate and inheritance taxes among others, a person that holds the Dutch nationality will be deemed to be resident in The Netherlands if such person has been resident of The Netherlands at any time during the ten years preceding the date of the gift or the death of such person. Additionally, for purposes of Dutch gift tax, amongst others, a person not holding Dutch nationality will be deemed to be resident in The Netherlands if such person has been resident in The Netherlands at any time during the 12 months preceding the date of the gift.

Other Taxes and Duties

No Dutch registration tax, customs duty, stamp duty or any other similar documentary tax or duty will be payable by a holder of ordinary shares in connection with holding the ordinary shares or the disposal of the ordinary shares.

Material U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares by a U.S. Holder (as defined below) that acquires our ordinary shares in the offering and holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This summary is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders that will hold our ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, traders in securities that have elected the mark-to-market method of accounting for their securities or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, except to the extent described below, this summary does not discuss any state, local or non-U.S. tax consequences. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax consequences of an investment in our ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and partners in such partnerships are urged to consult their tax advisors regarding an investment in our ordinary shares.

Passive Foreign Investment Company Consequences

A non-U.S. corporation, such as our company, will be classified as a “passive foreign investment company”, or “PFIC”, for U.S. federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (such as certain dividends, interest or royalties) or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based upon our current income and assets (taking into account the proceeds from this offering), we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future, although there can be no assurance in this regard. If we are classified as a PFIC for any year during which a U.S. Holder holds our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ordinary shares. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually, our special United States counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations regarding our PFIC status. The discussion below under “Dividends” and “Sale or Other Disposition of Ordinary Shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for our current or future taxable years are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions (including the amount of any tax withheld) paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a “dividend” for U.S. federal income tax purposes. For taxable years beginning before January 1, 2013, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum U.S. federal tax rate of 15 percent rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the U.S. Although no assurances may be given, our ordinary shares are expected to be readily tradable on the NYSE, which is an established securities market in the United States.

Dividends received on our ordinary shares will not be eligible for the dividends received deduction allowed to corporations. Each U.S. Holder is advised to consult its tax advisor regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends we pay with respect to the ordinary shares.

Dividends will generally be treated as passive income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any Dutch withholding taxes imposed on dividends received on our ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for Dutch tax withheld, may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. Holder is advised to consult its tax advisor regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term if the ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss is subject to limitations.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special U.S. federal income tax rules intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. corporation that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder may be subject to tax at the highest applicable ordinary income rates on (i) any “excess distribution” that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ordinary shares. In addition, a U.S. Holder may be subject to an interest charge on such excess distribution or gain. Finally, the 15 percent maximum rate on our dividends would not apply if we become classified as a PFIC.

As an alternative to the foregoing rules, a U.S. Holder may make a mark-to-market election with respect to our ordinary shares, provided that the listing of the ordinary shares on the New York Stock Exchange is approved and that the ordinary shares are regularly traded. Although no assurances may be given, we anticipate that our ordinary shares should qualify as being regularly traded. If a U.S. Holder makes a valid mark-to-market election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of our ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. Gain on the sale or other disposition of our ordinary shares would be treated as ordinary income, and loss on the sale or other disposition of our ordinary shares would be treated as an ordinary loss, but only to the extent of the amount previously as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a

PFIC. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investment held by us that is treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Subject to certain limitations, a U.S. person may make a “qualified electing fund” election (“QEF election”), which serves as a further alternative to the foregoing rules, with respect to its investment in a PFIC in which the U.S. person owns shares (directly or indirectly) of the PFIC. In order for a U.S. Holder to be able to make a QEF election, we must provide such U.S. Holders with certain information. Because we do not intend to provide U.S. Holders with the information needed to make such an election, prospective investors should assume that the QEF election will not be available.

Each U.S. Holder is advised to consult its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding and disposing ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

The U.S. tax compliance rules generally impose reporting requirements on individual U.S. Holders and other specified entities with respect to their beneficial ownership of ordinary shares, if such ordinary shares are not held on their behalf by a U.S. financial institution and other criteria are met. These rules also impose penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so. In addition, specific types of U.S. Holders (as identified in the United States tax compliance rules) will be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ordinary shares. Dividend payments with respect to our ordinary shares and proceeds from the sale or other disposition of our ordinary shares are not generally subject to U.S. backup withholding (provided that certain certification requirements are satisfied). Each U.S. Holder is advised to consult its tax advisor regarding the application of the U.S. information reporting and backup withholding rules to their particular circumstances.

UNDERWRITING

We and the underwriters named below will enter into an underwriting agreement with respect to the ordinary shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ordinary shares indicated in the following table. Goldman, Sachs & Co. and Deutsche Bank Securities Inc. are the representatives of the underwriters. The address of Goldman, Sachs & Co. is 200 West Street, New York, NY 10282 and the address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, NY 10005.

Underwriters	Number of Ordinary Shares
Goldman, Sachs & Co.
Deutsche Bank Securities Inc.

Total

The underwriters are committed to take and pay for all of the ordinary shares being offered, if any are taken, other than the ordinary shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more ordinary shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional                  ordinary shares from us. They may exercise that option for          days. If any ordinary shares are purchased pursuant to this option, the underwriters will severally purchase ordinary shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional ordinary shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Ordinary shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ordinary shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. If all the ordinary shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the ordinary shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company and its officers, directors, and certain existing shareholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their ordinary shares or securities convertible into or exchangeable for ordinary shares during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans. See “Ordinary Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the Company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the

180-day restricted period, the Company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for the ordinary shares. The initial public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the ordinary shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application will be made to list the ordinary shares on the NYSE under the symbol “NRIT.” In order to meet one of the requirements for listing the ordinary shares on the NYSE, the underwriters have undertaken to sell lots of 100 or more ordinary shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ordinary shares from the Company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out the covered short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase additional ordinary shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ordinary shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ordinary shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, an offer of ordinary shares described in this prospectus may not be made to the public in that relevant member state other than:

(a) to any legal entity that is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriter; or

(c) in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of ordinary shares shall require us or the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of ordinary shares to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe ordinary shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in each relevant member state, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The Netherlands

In the Netherlands, this document may only be directed or distributed to, and the ordinary shares may only be offered or sold to, qualified investors (gekwalificeerde beleggers) within the meaning of article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of the ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ordinary shares in, from or otherwise involving the United Kingdom.

Hong Kong

The ordinary shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the

Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person, or any person pursuant to Section 275(1 A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1 A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any ordinary shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of ordinary shares offered.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and certain commercial and investment banking services for the issuer and the equity sponsors, for which they received or will receive customary fees and expenses. For example, Goldman, Sachs & Co., Deutsche Bank Securities Inc. and/or certain of their affiliates were party to the credit agreement related to the 2011 credit facility. Goldman Sachs Bank USA and Deutsche Bank Securities Inc. acted as joint lead arrangers and joint lead bookrunners; Deutsche Bank AG New York Branch acted as administrative agent, collateral agent and security trustee; and Goldman Sachs Bank USA acted as syndication agent. See “Operating and Financial Review and Prospects—Indebtedness and Liquidity—New credit facility.”

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer.

EXPENSES OF THIS OFFERING

The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the offer and sale of ordinary shares in this offering. All amounts are estimates except the SEC registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

SEC registration fee	$
Printing and engraving expenses
Legal fees and expenses
Accountants’ fees and expenses
NYSE fee
FINRA fee
Transfer agent’s fees and expenses
Miscellaneous costs

Total	$

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES

We are a Dutch company. Some of our directors and executive officers live outside the United States. Some of the assets of our directors and executive officers and some of our assets are located outside the United States. As a result, it may not be possible to serve process on us or on such persons in the United States or to obtain or enforce judgments obtained in U.S. courts or Dutch courts against them or us based on the civil liability provisions of the securities laws of the United States. Under our amended articles of association that will be in effect upon the completion of this offering, to the extent allowed by law, (i) certain disputes between, among others, our shareholders and us and/or our directors and executive officers must be exclusively submitted to Dutch courts and (ii) the legal relationships between, among others, those persons are governed by the laws of The Netherlands. There is doubt as to whether Dutch courts will enforce civil liability claims brought under U.S. securities laws in original actions. In addition, there is doubt as to whether Dutch courts will enforce claims for punitive damage. A judgment rendered by a court outside of The Netherlands is recognized and enforceable in The Netherlands under a treaty to that effect between the state of such court and The Netherlands. There is no treaty in force between The Netherlands and the United States providing for the recognition and enforcement of judgments of U.S. courts in The Netherlands. In the absence of such a treaty, Dutch courts might not recognize and enforce judgments of U.S. courts.

We were formed under the laws of The Netherlands and, as such (from a Dutch conflicts of laws perspective), the rights of holders of our ordinary shares and the civil liability of our directors will be governed by the laws of The Netherlands and our articles of association, to be amended prior to this offering. The rights of shareholders under the laws of The Netherlands may differ from the rights of shareholders of companies incorporated in other jurisdictions. Some of the named experts referred to in this prospectus are not residents of the United States and some of our directors and executive officers and some of our assets and some of the assets of our directors and executive officers are located outside the United States. In addition, under our amended articles of association, to the extent allowed by law, all lawsuits against us and our directors and executive officers will be governed by the laws of The Netherlands and must be brought exclusively before the Courts of Amsterdam, The Netherlands. As a result, you may not be able to serve process on us or on such persons in the United States or obtain or enforce judgments from either U.S. courts or Dutch courts against them or us based on the civil liability provisions of the securities laws of the United States. There is doubt as to whether Dutch courts would enforce the civil liability claims brought under U.S. securities laws in original actions and/or enforce claims for punitive damages.

Under our amended articles of association, we will indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions. Under our amended articles of association, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder will be governed exclusively by the laws of The Netherlands and subject to the jurisdiction of Dutch courts, unless those rights or obligations do not relate to or arise out of their capacities listed above. Although there is doubt as to whether U.S. courts would enforce such provision in an action brought in the United States under U.S. securities laws, this provision could make judgments obtained outside of The Netherlands more difficult to have recognized and enforced against our assets in The Netherlands or jurisdictions that would apply Dutch law. Insofar as a release is deemed to represent a condition, stipulation or provision binding any person acquiring our ordinary shares to waive compliance with any provision of the Securities Act or of the rules and regulations of the SEC, such release will be void.

LEGAL MATTERS

The validity of the ordinary shares offered by this prospectus, the matter of enforcement of judgments in The Netherlands and Dutch tax consequences will be passed upon for us by Houthoff Buruma, Gustav Mahlerplein 50, 1082 MA, Amsterdam, The Netherlands. United States legal matters related to this offering and certain matters relating to U.S. federal income taxation will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036. The underwriters are being represented by Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006 and NautaDutilh N.V., Strawinskylaan 1999, 1077 XV Amsterdam, The Netherlands.

EXPERTS

The carve out combined and consolidated financial statements of Norit N.V. as at December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 have been included herein in reliance upon the reports of KPMG Accountants N.V., independent registered public accounting firm appearing elsewhere herein and upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the ordinary shares offered hereby. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we have filed. For further information regarding us and the ordinary shares offered in this prospectus, you should review the full registration statement, including the exhibits attached thereto. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1-800-SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Upon the SEC declaring effectiveness of this registration statement, we will become an Exchange Act reporting company and, as such, will file an Exchange Act annual report on Form 20-F and submit interim reports under cover of Form 6-K. After this offering, we will furnish holders of ordinary shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm, and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with U.S. GAAP and those reports will include a “Operating and Financial Review and Prospects” section for the relevant periods. Our annual report on Form 20-F will be due within four months after the end of the fiscal year starting with the report for the fiscal year ending December 31, 2012.

As a foreign private issuer, we will be exempt from Section 14’s proxy requirements under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, but will be required to furnish those proxy statements to shareholders under NYSE rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act, but will instead be based on Dutch requirements. In addition, as a foreign private issuer, we will be exempt from the requirements of Section 16 of the Exchange Act relating to short-swing profit reporting and liability for our directors and officers.

We also maintain an Internet web site at www.norit.com. Information contained in or connected to our web site is not a part of this prospectus.

Report of Independent Registered Public Accounting Firm

To: the supervisory board and shareholders

We have audited the accompanying carve out combined and consolidated balance sheets of Norit N.V.’s Activated Carbon Business (the “Activated Carbon Business” or “the Company”), as defined in Note 1 to the carve out combined and consolidated financial statements, as of December 31, 2011 and 2010, and the related carve out combined and consolidated statements of operations, invested equity, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011. These carve out combined and consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these carve out combined and consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the carve out combined and consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Activated Carbon Business, as defined in Note 1 to the carve out combined and consolidated financial statements, as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG Accountants N.V.

Amstelveen, The Netherlands

February 17, 2012

Activated Carbon Business

Carve Out Combined and Consolidated Balance Sheets

(Amounts in thousands of U.S. Dollars)

		As of December 31,
	Note	2010	2011	Pro forma 2011
				(Unaudited)
Assets
Current assets
Cash and cash equivalents		$44,928	$16,732	$16,732
Trade receivables, net	4	38,473	42,367	42,367
Receivables from related parties	3	44,436	—	—
Inventories, net	5	109,326	119,470	119,470
Deferred income tax assets	15	231	6,957	6,957
Other current assets	6	7,603	8,030	8,030

Total current assets		244,997	193,556	193,556
Non-current assets
Property, plant and equipment, net	7	292,885	318,448	318,448
Intangible assets, net	8	94,738	88,711	88,711
Goodwill	8	155,708	153,450	153,450
Investments	9	7,354	6,749	6,749
Deferred income tax assets	15	30	48,326	48,326
Other non-current assets	10	12,464	13,999	13,999

Total non-current assets		563,179	629,683	629,683

TOTAL ASSETS		$808,176	$823,239	$823,239

Liabilities and Invested and Shareholders’ Equity
Current liabilities
Accounts payable to third parties		$65,883	$51,379	$51,379
Accounts payable to related parties	3	21,803	—	—
Borrowings	13	25,466	10,876	10,876
Deferred income tax liabilities	15	322	1,917	1,917
Other current liabilities and accruals	11	25,793	25,937	25,937

Total current liabilities		139,267	90,109	90,109
Non-current liabilities
Borrowings	13	247,632	608,561	352,503
Deferred income tax liabilities	15	50,071	58,356	58,356
Pension and medical obligations	14	6,960	12,468	12,468
Other provisions	12	4,370	4,607	4,607

TOTAL LIABILITIES		448,300	774,101	518,043

Commitments and Contingencies	20

Parent company investment		357,155	—	—
Issued shares		—	12,970	12,970
Additional paid-in capital		—	61,609	317,667
Retained earnings		—	(32,625)	(32,625)
Accumulated other comprehensive income		(35,820)	(30,047)	(30,047)
Non-controlling interest		38,541	37,231	37,231

Total invested and shareholders’ equity	16	359,876	49,138	305,196

TOTAL LIABILITIES AND INVESTED AND SHAREHOLDERS’ EQUITY		$808,176	$823,239	$823,239

The accompanying notes are an integral part of these carve out combined and consolidated financial statements.

Activated Carbon Business

Carve Out Combined and Consolidated Statements of Operations

(Amounts in thousands of U.S. Dollars, except earnings per share which are in U.S. Dollars, and issued shares which are in thousands)

		For the year ended December 31,
	Note	2009	2010	2011
Revenues
Net revenues to third parties - sales of goods		$303,423	$328,785	$358,651
Net revenues to third parties - royalties		—	—	1,517
Net revenues to related parties		657	1,070	153

Total revenues	17	304,080	329,855	360,321

Costs of goods sold (exclusive of depreciation shown below)		199,008	214,996	231,559
Depreciation expense	7	23,371	20,098	24,919
Amortization	8	7,728	7,590	7,755
Selling, general, and administrative expense		34,276	41,655	40,210
Research and development expense		2,324	3,148	2,772
Other (income)	20	—	—	(32,767)

Total operating expenses		266,707	287,487	274,448

Income from operations		37,373	42,368	85,873
Interest expense, net	13	20,227	11,190	86,132

Income (loss) from operations before income from equity investments and income taxes		17,146	31,178	(259)
Income from equity investments		1,051	921	1,463

Income before income taxes		18,197	32,099	1,204
Income tax expense	15	7,039	10,623	6,916

Net income (loss)		$11,158	$21,476	$(5,712)

Net income (loss) attributable to Company Shareholders		$11,233	$22,024	$(8,462)
Net income (loss) attributable to non-controlling interests		$(75)	$(548)	$2,750
Earnings (loss) per share:		$1.21	$2.38	$(0.92)
Weighted-average number of shares outstanding:		9,248	9,248	9,248

The accompanying notes are an integral part of these carve out combined and consolidated financial statements.

Activated Carbon Business

Carve Out Combined and Consolidated Statements of Invested Equity, Shareholders’ Equity, and Comprehensive Income

(Amounts in thousands of U.S. Dollars, except issued shares which are in thousands)

	Issued Shares		Additional Paid-in Capital	Retained Earnings	Parent Company Investment	Accumulated Other Comprehensive Income	Total Parent Company Equity	Non- controlling Interest	Total Invested and Shareholders’ Equity	Comprehensive Income (Loss)
	Shares	Amount
Balance as of January 1, 2009	—	$—	$—	$—	$231,384	$(35,908)	$195,476	$—	$195,476
Comprehensive income (loss):
Net income (loss)					11,233		11,233	(75)	11,158	$11,158
Foreign currency translation						(1,305)	(1,305)	—	(1,305)	(1,305)
Employee benefit related (net of deferred tax expense of $3,875)						10,694	10,694		10,694	10,694

Comprehensive income (loss):										$20,547
Movement in Parent’s investment, net					66,287		66,287		66,287
Non-controlling interest								18,591	18,591

Balance as of December 31, 2009	—	—	—	—	308,904	(26,519)	282,385	18,516	300,901
Comprehensive income (loss):
Net income (loss)					22,024		22,024	(548)	21,476	$21,476
Foreign currency translation						(4,266)	(4,266)	1,216	(3,050)	(3,050)
Employee benefit related (net of deferred tax benefit of $1,945)						(5,035)	(5,035)		(5,035)	(5,035)

Comprehensive income (loss):										$13,391
Movement in Parent’s investment, net					26,227		26,227		26,227
Non-controlling interest								19,357	19,357

Balance as of December 31, 2010	—	—	—	—	357,155	(35,820)	321,335	38,541	359,876
Comprehensive income (loss):
Net income (loss)				(32,625)	24,163		(8,462)	2,750	(5,712)	$(5,712)
Foreign currency translation						12,124	12,124	(863)	11,261	11,261
Employee benefit related (net of deferred tax benefit of $2,769)						(6,351)	(6,351)	—	(6,351)	(6,351)

Comprehensive income (loss):										$(802)
Dividends							—	(3,197)	(3,197)
Movement in Parent’s investment, net					(306,739)		(306,739)		(306,739)
Shares issued upon legal reorganization	9,248	12,970	61,609	—	(74,579)	—	—	—	—

Balance as of December 31, 2011	9,248	$12,970	$61,609	$(32,625)	$—	$(30,047)	$11,907	$37,231	$49,138

The accompanying notes are an integral part of these carve out combined and consolidated financial statements.

Activated Carbon Business

Carve Out Combined and Consolidated Statements of Cash Flows

(Amounts in thousands of U.S. Dollars)

	For the year ended December 31,
	2009	2010	2011
CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss)	$11,158	$21,476	$(5,712)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	31,099	27,688	32,674
Allocations of interest	15,173	9,196	5,034
Allocations of corporate overhead	2,614	2,781	1,145
Deferred and allocated tax expense (benefit)	5,193	8,798	(494)
Share of income from associates	(1,051)	(921)	(1,463)
Non cash interest expense	—	—	62,214
Changes in operating assets and liabilities
Accounts receivable	(2,243)	(162)	(4,179)
Inventories	(15,517)	(20,601)	(12,658)
Accounts payable	6,501	11,292	(3,443)
Other assets and liabilities	(3,495)	(2,839)	(8,889)

Net cash provided by operating activities	49,432	56,708	64,229
CASH FLOW FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(82,973)	(64,643)	(68,477)
Purchases of intangible assets	—	(2,403)	(3,883)
Dividends from equity method investments	—	1,166	1,085
Loans received from (provided to) related parties	2,026	(11,940)	46,602

Net cash used in investing activities	(80,947)	(77,820)	(24,673)
CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from third-party debt	—	—	388,379
Payments of long-term debt	—	—	(664,652)
Dividends paid	—	—	(3,197)
Cash transfers with Parent, net	49,808	(23,334)	253,894
Cash provided from non-controlling interest	18,139	19,357	—
Short term loan proceeds (repayments)	(23,883)	8,171	(19,379)
Loans from (to) related parties	8,970	7,753	(22,866)

Net cash provided by (used in) financing activities	53,034	11,947	(67,821)
Effect of exchange rate changes on cash	1,705	(1,488)	69

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	23,224	(10,653)	(28,196)
CASH AND CASH EQUIVALENTS at beginning of year	32,357	55,581	44,928

CASH AND CASH EQUIVALENTS at end of year	55,581	44,928	16,732

The accompanying notes are an integral part of these carve out combined and consolidated financial statements.

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

1.	The Company and Basis of Presentation

The Company

On June 29, 2007, funds managed by and shareholders/employees of Doughty Hanson & Co Managers Limited, collectively Doughty Hanson, with certain current and former members of our management and an affiliate of Euroland Investments B.V., completed the acquisition (the “Acquisition”) of N Gamma B.V. (the “Norit Group” or “Norit” or “Parent”). The Norit Group historically had two separately managed divisions, the Activated Carbon business and Clean Process Technology (“CPT”) business. The CPT business developed purification components and equipment for the water and beverage industries and was sold to a wholly owned subsidiary of Pentair, Inc. in May 2011. The results of operations and all assets and liabilities of the CPT business has been carved out from the Activated Carbon business’ carve out combined and consolidated financial statements. Since June 30, 2011, the Activated Carbon business has been an independent company organized under Norit N.V. (the “Company”).

The Company is a global leader in the research, development, manufacturing and sale of high-grade activated carbons used in a growing range of environmental, health, safety and industrial applications. The Company’s purification technologies are widely used to remove pollutants, contaminants and other impurities from water, air, and other liquids and gases in an efficient and cost-effective manner. The Company’s activated carbon solutions, which can be produced in powdered or granular forms, also serve a variety of uses as colorants, carriers or catalysts in industrial processes. Building on the Company’s more than 90-year history of innovative product development, the Activated Carbon business produces a diverse array of products with over 150 different activated carbon formulations engineered from a wide range of raw materials including lignite, peat, bituminous coal and wood, among others. The Company complements its activated carbon products with on-site systems and services, as well as reactivation solutions, to help meet its customers’ specific needs.

The head office of the Company is based in Amersfoort, The Netherlands.

Legal	Reorganization of the Company

In June 2011, the Norit Group completed a legal reorganization pursuant to which (i) certain legal entities of the Activated Carbon business that were not legal subsidiaries of Norit N.V. were reorganized to become legal subsidiaries of Norit N.V. and (ii) certain administrative responsibilities not related to the Activated Carbon business that were previously performed by Norit N.V. are no longer performed by Norit N.V.

At the date of the legal reorganization, the Parent Company Investment of $74,579 was converted to shareholders’ equity. As of December 31, 2011, the Company had 8.93 million common shares and 0.32 million preferred shares issued and outstanding.

Basis of Presentation

Following the legal reorganization of the Company, effective June 30, 2011, the Company established a new consolidated reporting structure. For periods prior to June 30, 2011, the Activated Carbon business’ financial statements have been prepared on a carve out combined basis from Norit’s consolidated financial statements using the historical results of operations, assets and liabilities

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

attributable to the Activated Carbon business and including allocations of expenses and certain assets and liabilities from Norit, assuming the Activated Carbon business had existed as a separate legal entity. Allocations to the financial statements of the Activated Carbon business were made through the date that the CPT business was sold by Norit. CPT’s assets, liabilities and results of operations, as well as Norit’s gain on the sale of the CPT business have been carved out from the Activated Carbon business’ carve out combined and consolidated financial statements.

The Company has presented the Activated Carbon business’ historical financial statements on a carve out combined and consolidated basis throughout this document. The Company determined that this presentation reflects the Activated Carbon business most appropriately based on several factors, including (1) the Activated Carbon business has historically been managed autonomously from the CPT business, (2) the Activated Carbon business has dedicated commercial and operational personnel responsible for the results of its operations who do not have responsibilities or decision making abilities for the CPT business, (3) the Activated Carbon business did not share more than incidental common facilities and administrative costs with the CPT business and (4) the Activated Carbon business does not and will not have material guarantees or commitments to the CPT business.

The Activated Carbon business has operated as a part of the Norit Group since the Acquisition. The carve out combined and consolidated financial statements may not be indicative of the Company’s future performance and may not reflect what its consolidated results of operations, financial position and cash flows would have been had the Company operated as an independent company during all of the periods presented. To the extent that an asset, liability, revenue or expense is directly associated with the Company, it is reflected in the accompanying carve out combined and consolidated financial statements.

Prior to the June 30, 2011 legal reorganization, Norit provided certain corporate functions to the Activated Carbon business and costs associated with these functions were allocated to the Company. The carve out combined and consolidated financial statements include allocations for various expenses, including corporate overhead and administration, interest expense and taxes. Additionally, these carve out combined and consolidated financial statements include allocations of certain assets and liabilities held by Norit Group entities. The costs of such services were allocated to the Activated Carbon business based on the most relevant allocation method to the service provided, primarily based on relative percentage of revenues, relative percentage of net assets or headcount. The Company believes such allocations were reasonable; however, they may not be indicative of the actual expense that would have been incurred had the Activated Carbon business been operating as an independent company for all of the periods presented. The charges for these functions are included primarily in selling, general, and administrative expense in the Carve Out Combined and Consolidated Statements of Operations.

Prior to the June 30, 2011 legal reorganization, the Parent Company Investment represented Norit’s ownership interest in the recorded net assets of the Activated Carbon business, including the cumulative net investment by Norit in the Company through June 30, 2011 and any net income or loss attributed to the Activated Carbon business.

The consideration paid for the Acquisition that was attributed to the Activated Carbon business was “pushed down” to these carve out combined and consolidated financial statements. Accordingly, in the accompanying December 31, 2011 and 2010 Carve Out Combined and Consolidated Balance

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

Sheets, the assets and liabilities of the Activated Carbon business include any related fair value adjustments pushed down as of the Acquisition date. To estimate the fair value for the allocation of assets acquired and liabilities assumed, Norit considered a number of factors, including, among others, enterprise value calculations and other discounted cash flow estimates. There is considerable judgment with respect to the estimates used in determining fair value.

These carve out combined and consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All amounts are in thousands of U.S. dollars, unless otherwise stated.

Supplemental Pro Forma Information (unaudited)

The Company has provided a pro forma Consolidated Balance Sheet as of December 31, 2011 (unaudited). The pro forma statement gives effect to the settlement of the remaining shareholder loans pursuant to which the holders exchange the outstanding loans for the Company’s ordinary shares, and which is expected to take place on or prior to an initial public offering.

2.	Summary of Significant Accounting Policies

Principles of Combination and Consolidation

The accompanying carve out combined and consolidated financial statements include the accounts of the Company and its significant subsidiaries on a combined and consolidated basis. The Company also includes subsidiaries over which a direct or indirect legal or effective control exists and for which the Company is deemed to direct the significant activities and has the obligation to absorb the losses or benefits of the entities.

Intercompany balances and transactions with other combined or consolidated entities have been eliminated. Intragroup balances and transactions with Norit Group entities are shown separately in the carve out combined and consolidated financial statements and are further discussed in the related party transactions footnote.

Use of Estimates

The preparation of these carve out combined and consolidated financial statements in accordance with U.S. GAAP requires the Company to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Some of the most significant estimates include assessment of potential impairment of goodwill and intangible assets, impairment of other assets, pension plan obligations, medical obligations, taxes and various other provisions and contingencies, purchase accounting for the Acquisition and carve out allocations. Estimates and assessments are continuously evaluated. The Company also makes estimates and assumptions concerning the future. Actual results could differ from those estimates.

Foreign Currency

The functional currency has been determined to be the local currency of the respective subsidiaries. The reporting currency is the U.S. dollar. The assets and liabilities of the Company are translated into U.S. dollars at the exchange rate on the respective balance sheet date. The revenues

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

and expenses of the Company are translated into U.S. dollars at the average exchange rate in effect during the relevant period. The effects of these translation adjustments are reported within accumulated other comprehensive income, a component of invested and shareholders’ equity.

Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved, as well as the fair value adjustment of forward exchange contracts, are included in operating expenses for fluctuations related to transactions in the normal course of operations, and in interest expense, net, for fluctuations related to financing transactions in the Carve Out Combined and Consolidated Statements of Operations. The Company realized in operating income a foreign transaction loss of $847, a foreign transaction gain of $823, and a foreign transaction loss of $1,766 for years ended December 31, 2011, 2010 and 2009, respectively.

Cash and Cash Equivalents

Cash and cash equivalents are highly liquid and have maturities of three months or less from the date of purchase. The carrying values of cash and cash equivalents approximate their fair value due to the short-term nature of these instruments. The Company’s reported cash and cash equivalents relate to cash in bank accounts of subsidiaries of the Activated Carbon business.

Trade Receivables, Net

Trade receivables are initially recognized at fair value. An allowance for doubtful accounts for trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The Company determines the required allowance using information such as the customer’s credit history and financial condition, industry and market segment information, economic trends and conditions and credit reports. The carrying amount of the receivables is reduced through the use of an allowance for doubtful accounts, and the amount of the loss is recognized in the Carve Out Combined and Consolidated Statements of Operations. When a trade receivable is deemed uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are recognized as income in the Carve Out Combined and Consolidated Statements of Operations.

Inventories, Net

Inventories are carried at the lower of cost or market. Inventory costs are primarily determined using the first-in, first-out (FIFO) method.

Derivative Financial Instruments

The Company uses derivative financial instruments to hedge its exposure to foreign currency and interest rate risks within the context of operational and financing activities. Derivative financial instruments are only used for risk management purposes of future cash flows in foreign currency and for interest-bearing long- and short-term borrowings (borrowings with financial institutions and, prior to June 30, 2011, allocated debt from the Norit Group).

The Company does not account for its derivatives as hedges for accounting purposes. This means that all movements in the fair value of the derivative financial instruments are directly recognized in the Carve Out Combined and Consolidated Statements of Operations.

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

The fair value of a derivative is classified as a non-current asset or liability when the remaining maturity is more than 12 months from the balance sheet date and as a current asset or liability when the remaining maturity is less than 12 months from the balance sheet date.

Other Current Assets

Other current assets consist primarily of unbilled receivables, prepaid expenses, government grants receivables, corporate income tax receivables, and Value Added Tax (VAT) receivables. Other current assets are stated at their net realizable value.

Current and Deferred Income Taxes

The income tax expense for the periods presented comprises current and deferred tax. Income tax expense is recognized in the Carve Out Combined and Consolidated Statements of Operations, except to the extent that it relates to items that are initially recognized directly in invested equity.

Prior to the legal reorganization, certain Activated Carbon entities did not file separate tax returns as they were included in the consolidated tax reporting of other Norit entities, within the respective entity’s tax jurisdiction. Accordingly, the income tax provision included in these carve out combined and consolidated financial statements was calculated using a method consistent with a separate return basis, as if the Activated Carbon business had been a separate taxpayer. Following the Company’s legal reorganization, all amounts related to the Company’s tax positions are recognized on the Carve Out Combined and Consolidated Balance Sheets. Income taxes are accounted for under the asset and liability method.

Deferred income tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences that exist between the financial statement carrying value of assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards on a tax jurisdiction basis. The Company measures deferred income tax assets and liabilities using enacted tax rates that will apply in the years in which the temporary differences are expected to be recovered or settled. The effects on deferred income tax assets and liabilities of a change in tax laws or rates are recognized in the Carve Out Combined and Consolidated Statements of Operations in the period the change in tax law is enacted.

The Company’s accounting for deferred income taxes represents its best estimate of the future tax consequences of events that have been recognized in the carve out combined and consolidated financial statements or tax returns. In assessing the need for a valuation allowance, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets. If, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized, a valuation allowance is recorded. Deferred income taxes are netted if it is legally permitted to settle tax assets with tax liabilities and the tax is levied on the same taxpayer by the same tax authority.

The Company also provides for estimated income tax exposures associated with uncertainty in income tax positions taken by the Company. The benefit of such a tax position taken or expected to be taken in a tax return is recognized only if those positions are more likely than not to be sustained upon examination based on the technical merits of the positions. Recognized income tax positions are

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in likelihood of realization occurs. The Company does not believe that the resolution of existing uncertain income tax positions will have a material impact in the carve out combined and consolidated financial statements. The Company’s accounting policy is to record interest and penalties related to unrecognized tax benefits as a component of income tax expense in the Carve Out Combined and Consolidated Statements of Operations.

Property, Plant and Equipment, Net

Property, plant and equipment are valued at historical cost, less accumulated depreciation and impairment losses. Historical cost includes the additional costs that are directly attributable to the acquisition or manufacture of the asset.

Costs incurred after initial recognition in the carve out combined and consolidated financial statements are included in the book value of the asset or recognized as a separate asset only when it is probable that future economic benefit associated with the asset will flow to the Company and the cost of the asset can be measured reliably. Where an item of property, plant and equipment comprises components having different useful lives, each identified component is depreciated separately. All repair and maintenance costs are expensed in the Carve Out Combined and Consolidated Statements of Operations in the period in which they are incurred.

In addition, the Company has identified asset retirement obligations for environmental matters that are expected to be addressed at the retirement, disposal, removal or abandonment of the existing asset. At initial recognition, these amounts are capitalized as part of the cost of the respective asset.

Land is not depreciated. The cost of the other property, plant and equipment is depreciated using the straight-line method over the asset’s estimated useful life, taking into account its estimated residual value. The Company revised the estimated useful lives of certain of its plant, equipment, and machinery during the year ended December 31, 2010. The Company accounted for this as a change in estimate prospectively from the date such change in estimate occurred. As a result, depreciation expense for the year ended December 31, 2010 was reduced by $1,700. The depreciation period per category is as follows:

Buildings	20-30 years
Plant, equipment and machinery	5-25 years
Furniture, fittings and equipment	2-10 years
Vehicles	2-5 years

Government grants are deducted from the carrying value of affected assets.

The Company capitalizes interest on borrowings during the active construction period of significant capital projects. Capitalized interest is added to the cost of the underlying asset and is depreciated over the useful life of the asset. The interest rate used for the capitalization is based on the weighted average borrowing rate of the Company.

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

Leases

Leases that meet specific criteria are capitalized at the inception of the lease at the present value of the minimum lease payments. All other leases are accounted for as operating leases and are recognized as an expense on a straight-line basis over the lease term.

Goodwill and Intangible Assets, Net

(a)	Goodwill

Goodwill has been allocated to the Company from the Acquisition, based upon the relative fair value of the businesses acquired, as of the date of the Acquisition. Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired business at the date of acquisition. Goodwill is tested annually for impairment or at interim periods upon triggering events, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the disposed entity.

Goodwill is allocated to reporting units for the purpose of impairment testing. The allocation is made to reporting units that are expected to benefit from the business combination in which the goodwill arose.

(b)	Technology, trade names and customer relationships

Other specifically identifiable intangible assets from the Acquisition have also been included in these carve out combined and consolidated financial statements, based on their respective fair value as of the date of the Acquisition. This asset category includes both finite and indefinite lived intangible assets. Intangible assets with an indefinite useful life are not amortized but are tested for impairment annually, and at interim periods upon triggering events and are carried at cost less accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over the estimated useful life of the asset. In addition, intangible assets with finite lives are evaluated for impairment whenever events or circumstances indicate that their carrying amount may not be recoverable.

Impairment of Long-Lived Assets

Goodwill and other intangible assets with indefinite useful lives are not subject to amortization, but are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that their carrying value may not be recoverable. The Company performs goodwill and other indefinite lived intangible asset impairment tests annually on November 30. U.S. GAAP prescribes a two-phase process for impairment testing of goodwill. First, the reporting unit’s fair value is compared to its carrying value to determine if impairment exists. If it is determined in step one that impairment exists, the second step of the impairment test is used to measure the amount of the impairment. The second step compares the implied fair value of the reporting unit with its carrying value, and any excess of the carrying amount over the implied fair value is recognized as an impairment charge. No impairments of goodwill or other intangible assets with indefinite lives were recognized during the years ended December 31, 2011, 2010 and 2009.

Finite long-lived assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Recoverability of assets to be held and

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

used is measured by the comparison of the carrying amount of the assets to the undiscounted future net cash flows expected to be generated by the assets. If the assets are found to be impaired, the impairment is the amount by which the carrying amount of the assets exceeds their fair value. Estimated fair value is generally based on either an appraised value or measured by discounting estimated future cash flows. If it is determined that an impairment loss has occurred based on expected future cash flows, the loss is recognized in the Carve Out Combined and Consolidated Statements of Operations. No impairments of finite long-lived assets have been recognized during the years ended December 31, 2011, 2010 and 2009.

Provision for Asset Retirement Obligations

The fair value of the asset retirement obligation is the discounted value of the expected future cash flows. The fair value of the liability is reassessed each period and the capitalized cost is depreciated in accordance with the Company’s depreciation policies for property, plant and equipment.

Equity Investments

Equity method investments are investments in which the Company has significant influence, but not control, over the financial and operating policies of the investee. Significant influence is generally assumed where the Company holds at least 20% of the voting rights.

Such investments are included in the carve out combined and consolidated financial statements using the equity method of accounting, according to which the Company records its share in the equity of the investee in its balance sheet from the date when significant influence starts until the date when significant influence ends.

Accounts Payable

Accounts payable are initially recorded at fair value and subsequently at cost plus accrued interest, using the effective interest rate method.

Other Current Liabilities and Accruals

Other current liabilities and accruals are recorded at cost. Other current liabilities and accruals are assumed to be settled during normal business operations, usually within twelve months.

Borrowings

Borrowings are initially recorded at fair value, and subsequently at amortized cost. The difference between the proceeds and the principal value (the discount or premium) is recorded in the Carve Out Combined and Consolidated Statements of Operations as interest expense over the period of the related borrowing using the effective interest method.

Debt issue costs are recorded in other non-current assets and amortized over the term of the related debt.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

Post-employment Benefits

(a)	Pension obligations

The Company operates various pension plans. The plans are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Company has both defined contribution and defined benefit plans. A defined contribution plan is a pension plan under which the Company pays fixed contributions into participant accounts. The Company has no legal or constructive obligations beyond these contributions. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans calculate the amount that an employee will receive on retirement on the basis of one or more factors such as age, years of service and compensation.

For defined contribution plans, the Company pays contributions to participant accounts. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

The liability recognized on the Carve Out Combined and Consolidated Balance Sheets in respect of defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the “projected unit credit method.” The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability.

The Company considers various factors to determine the expected return on plan assets. The expected return is based on the current long-term rates of return on bonds, shares and cash. The expected return is based on historical market returns and current market expectation.

Inherent in the valuation of the defined benefit plan and the determination of the pension expense are key assumptions, including employee turnover, mortality rates and retirement ages, discount rates, and expected long term returns on plan assets, which are updated on an annual basis at the beginning of each fiscal year. Actual circumstances may vary from these assumptions giving rise to a different pension liability at year-end. The difference between the projected pension liability based on the assumptions and the actual pension liability at year-end are part of the actuarial gains and losses, amortized to net periodic pension cost over future periods using the corridor approach. Actuarial gains and losses that are greater than 10% of the higher of (a) the fund investments and (b) obligations that result from changes in actuarial assumptions will be reflected as an additional profit or expense and amortized over the expected average future years of service of the affected employees.

(b)	Medical obligations

The Company has a plan that provides medical benefits to its current workforce and retirees; however, this plan is closed for employees who retired after December 2005. In August 2007, all entitlements of non-active former employees who are covered by Medicare were revoked. At the beginning of 2008, the decision was made to discontinue grandfathering the spouses of non-active former employees who turned 65 until they reach the age of 65. The entitlement to these benefits is

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected cost of these benefits is accrued over the period of employment using the same accounting methodology as used for defined benefit plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are treated like pension obligations as described above.

(c)	Profit sharing and bonus plans

For bonus and profit sharing plans, the Company includes an obligation in the Carve Out Combined and Consolidated Balance Sheets if it has an obligation to make such payments.

(d)	Other long-term benefits for employees

Other long-term benefits for employees include anniversary and other long-service benefits payable to employees.

Fair Value of Financial Instruments

The Company’s financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable, derivative instruments and borrowings. The Company has used fair value measurements, and has measured the fair value of financial instruments based on inputs in one of the following three categories:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability.

Level 3: Unobservable inputs when little or no market data is available.

The Company believes that the carrying value of the cash and cash equivalents, accounts receivable and accounts payable approximate their current fair value because of their nature and respective maturity dates or durations.

Commitments and Contingencies

In the normal course of business, the Company may be named as a party to various legal claims, actions and complaints, including matters involving employment, intellectual property and effects from the use of utilizing its technology. Although it is impossible to predict with certainty whether any resulting liability would have a material adverse effect on the Company’s financial position, results of operations or cash flows, it is the Company’s expectation that none of these will have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Contingent gains are not recognized by the Company until realized or realizable.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash in high credit quality financial institutions and invests in low-risk, highly liquid instruments. With respect

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

to customer receivables, the Company grants credit to customers in the ordinary course of business. Furthermore, in certain cases the Company utilizes credit insurance to minimize the risk of non-collection. Accounts receivable and revenues were derived from numerous customers for each of the periods presented, and no one customer comprised a significant portion of the Company’s sales or accounts receivable.

Concentration of Supplier Risk

The Company sources the key raw materials it uses in production from multiple sources of supply.

Revenue Recognition

(a)	Sales of goods and services

Revenues and related costs are recognized when there is evidence of a sales agreement, goods are shipped or services are rendered to customers provided that risk of ownership has passed to the customer, the price to the customer is fixed or determinable and collection is reasonably assured.

Although not frequent for the Company, arrangements for the sale of goods and services sometimes may include multiple components. Such multiple component arrangements usually involve future service deliverables such as logistic support, technical support services or the future delivery of goods. In such agreements, the amount assigned to each component is based on the total price and the undelivered element’s objectively determined fair value, determined from sources such as the separate selling price for that or similar goods or services or from competitor prices for similar goods or services. The fair value assigned to the component is then recognized as the services are provided to the customer or the goods are delivered. If fair value of an undelivered component cannot be satisfactorily determined, the Company defers revenues until all components are delivered.

The Company supplies certain customers under take-or-pay contractual arrangements. Revenues recognized under these arrangements are based upon shipments to customers following the policies noted above. In the event a customer has not met its minimum contractual obligations, the Company does not recognize additional income until a claim is made against the customer and such claim is reasonably assured of collectability. No revenue was recognized during the periods presented for which customers did not meet their minimum contractual obligations.

Estimates for returns, incentive rebates and other allowances are recorded as a reduction of revenues in the period the related revenues are recorded. These estimates are based upon historical experience and information currently available to the Company with respect to business and economic trends. Revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known. Revenues are presented net of any sales tax.

(b)	Projects for principal systems

Revenues for principal systems projects is recognized under the percentage-of-completion method. The Company’s principal systems projects generally have a long life cycle from bid solicitation to project completion. The contracts generally contain a fixed sales price with milestone billings. The Company recognizes revenues for these projects based on the fixed sales price multiplied by the

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

percentage of completion. In applying the percentage-of-completion method, a project’s completion percentage as of any balance sheet date is computed as the ratio of total costs incurred to date divided by the total estimated costs at completion. As changes in the estimates of total costs at completion or estimated total losses on projects are identified, appropriate earnings adjustments are recorded during the period in which the change or loss is identified. The Company has a history of making reasonably dependable estimates of costs at completion on contracts that follow the percentage-of-completion method; however, due to uncertainties inherent in the estimation process, it is possible that project costs at completion could vary from the Company’s estimates. The principal components of costs include material, direct labor, subcontracts, and allocated indirect costs. The Company has not had any experiences to date in which a customized product could not be developed for a customer.

Projects are presented in the Carve Out Combined and Consolidated Balance Sheets as a receivable from or a debt to the customers for the contracted work.

(c)	Royalties

As discussed in Note 20, the Company receives running royalty payments for the use of its technology or intellectual property. Revenues derived from the royalties are recognized in the period when it is earned and a reliable estimate for the amount is determinable.

Cost of Goods Sold

The cost of production and other expenses related to the operational activities that underlie operating results are presented as cost of goods sold. Cost of goods sold is exclusive of depreciation expense.

Shipping and Handling

Shipping and handling costs incurred by the Company are expensed as incurred and included in cost of goods sold. Shipping costs are incurred to move the Company’s products from production and storage facilities to the customers. Handling costs are incurred from the point the product is removed from inventory until it is provided to the shipper and generally include costs to store, move and prepare the products for shipment.

Selling, General, and Administrative Expense

Advertising costs, which include advertising, promotion, and trade fair costs, are included in selling, general and administrative expense. Selling, general and administrative expenses are expensed as incurred. Advertising costs were $1,189, $837, and $818 for the years ended December 31, 2011, 2010, and 2009, respectively.

Legal costs of $2,665, $9,556, and $7,521 have been included in selling, general and administrative expense for the years ended December 31, 2011, 2010, and 2009, respectively.

Research and Development

Research and development (R&D) expenses include related salaries, contractor fees, materials and utilities. R&D costs are expensed as incurred.

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

Comprehensive Income

In addition to net income, comprehensive income includes distributions and contributions to and from equity that are not the result of transactions with shareholders. Other comprehensive income relates to pension adjustments and foreign currency translation adjustments from entities with functional currencies other than the U.S. dollar. Components of other comprehensive income are included within the Carve Out Combined and Consolidated Statements of Invested Equity and Shareholders’ Equity.

New Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-11, “Disclosures about Offsetting Assets and Liabilities”. This ASU requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The objective of this disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. ASU No. 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The adoption of this update will not have a material effect on the Company’s financial statements.

In September 2011, the FASB issued ASU No. 2011-08, “Testing Goodwill for Impairment”. This ASU permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. Previous guidance under Topic 350 required an entity to test goodwill for impairment, on at least an annual basis, by comparing the fair value of a reporting unit with its carrying amount, including goodwill (step one). Under the amendments in this ASU, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. ASU No. 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of this update will not have a material effect on the Company’s financial statements.

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income”. This ASU presents an entity with the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of other comprehensive income along with a total for other comprehensive income and a total amount for comprehensive income. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU No. 2011-05 is effective for fiscal years beginning on or after

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

December 15, 2011 and will be applied retrospectively. As ASU No. 2011-05 relates only to the presentation of Comprehensive Income, the adoption of this update will not have a material effect on the Company’s financial statements.

In December 2010, the FASB issued ASU No. 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations—a consensus of the FASB Emerging Issues Task Force (“EITF”).” ASU No. 2010-29 amends accounting guidance concerning disclosure of supplemental pro forma information for business combinations. If an entity presents comparative financial statements, the entity should disclose revenues and earnings of the combined entity as though the business combination that occurred in the current year had occurred as of the beginning of the comparable prior annual reporting period only. The accounting guidance also requires additional disclosures to describe the nature and amount of material, nonrecurring pro forma adjustments. ASU No. 2010-29 is effective for fiscal years beginning on or after December 15, 2010 and will apply prospectively to business combinations completed on or after that date. The future impact of adopting this pronouncement will depend on the future business combinations that the Company may pursue.

In December 2010, the FASB issued ASU No. 2010-28, “Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”. ASU No. 2010-28 modifies Step 1 of the goodwill impairment test so that for those reporting units with zero or negative carrying amounts, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not based on an assessment of qualitative indicators that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. ASU No. 2010-28 is effective for annual and interim reporting periods beginning after December 15, 2010, and any impairment identified at the time of adoption will be recognized as a cumulative-effect adjustment to beginning retained earnings. The adoption of this pronouncement did not have an impact on the Company’s financial statements.

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures About Fair Value Measurements” (ASU 2010-06), which amends the Fair Value Measurements and Disclosures Topic of the ASC (ASC Topic 820). Among other provisions, ASC Topic 820 establishes a fair value hierarchy that prioritizes the relative reliability of inputs used in fair value measurements. The hierarchy gives highest priority to level 1 inputs that represent unadjusted quoted market prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are directly or indirectly observable inputs other than quoted prices included within level 1. Level 3 inputs are unobservable inputs and have the lowest priority in the hierarchy. This amendment requires new disclosures on the value of, and the reason for, transfers in and out of levels 1 and 2 of the fair value hierarchy and additional disclosures about purchases, sales, issuances and settlements within level 3 fair value measurements. ASU No. 2010-06 also clarifies existing disclosure requirements on levels of disaggregation and about inputs and valuation techniques. ASU No. 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the requirement to provide additional disclosures regarding level 3 measurements which is effective for interim and annual reporting periods beginning after December 15, 2010. The adoption of this update did not have a material effect on the Company’s financial statements.

In October 2009, the FASB issued revenue recognition guidance applicable to multiple-deliverable arrangements, which (1) applies to multiple-deliverable revenue arrangements that contain

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

both software and hardware elements, focusing on determining which revenue arrangements are within the scope of the software recognition guidance; and (2) addresses how to separate consideration in multiple-deliverable arrangements, excluding software arrangements and establishes a hierarchy for determining the selling price of a deliverable. It also eliminates the residual method of allocation by requiring that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method and also significantly expands disclosure requirements. This pronouncement was effective for the Company on January 1, 2011. The adoption of this pronouncement did not have an impact on the Company’s financial statements.

3.	Related Party Transactions

These carve out combined and consolidated financial statements include transactions with related parties. These transactions were conducted on an arm’s length basis.

Any allocations from Norit to the Company during the six months ended June 30, 2011 were made through the date the CPT business was sold by Norit. Subsequent to the sale of the CPT business, all expenses and all assets and liabilities of the Norit Group were recognized in the Carve Out Combined and Consolidated Statement of Operations. No allocations were made for any period subsequent to June 30, 2011.

Prior to the legal reorganization of the Company, Selling, general and administrative expense included allocated corporate costs from Norit of $1,145, $2,781, and $2,614 for the years ended December 31, 2011, 2010, and 2009, respectively. These costs are primarily related to the Norit Group’s corporate managerial and administrative services to the Activated Carbon business, and have been allocated based on relative sales or estimated time incurred by management, where appropriate. Although it is not practicable for the Company to estimate what such costs would have been if it had operated as a separate entity, the Company considers that such allocations have been made on a reasonable basis, but may not necessarily be indicative of the costs of the Activated Carbon business had it operated as a separate entity during the periods presented. Subsequent to June 30, 2011, no further allocations of general and administrative expenses were made due to the consolidated reporting structure of the Company.

The Carve Out Combined and Consolidated Balance Sheets and Carve Out Combined and Consolidated Statements of Operations included an allocation of a portion of the Norit Group’s debt and interest expense. Invested equity of the Company represents the Norit Group’s residual claim on the Activated Carbon business and includes allocations from the Norit Group, settlement of transactions with the Norit Group, and the Activated Carbon business’ cumulative operating results, including other comprehensive income.

As of December 31, 2011 and 2010, receivables from related parties were nil and $44,436, respectively, and payables to related parties were nil and $21,803, respectively. These amounts relate to advances to and from related parties. All receivables from related parties and payables to related parties were settled prior to the Company’s legal reorganization, mainly in connection with the sale of the CPT business by Norit. Changes in receivables from related parties were included in cash flows from the investing activities as these were short term loans made to and collected from related parties. Changes in payables to related parties were included in the cash flows from financing activities as these were short term borrowings from and repaid to related parties.

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

In periods prior to the legal reorganization, the Company has allocated a portion of the outstanding debt and related interest rate swap of the Norit Group to the carve out combined and consolidated financial statements. The debt was allocated based on the net assets (total assets less current liabilities) of the Company relative to the other businesses of the Norit Group. As of December 31, 2010, $149,554 of debt was allocated to the Company. All allocated debt was repaid by Norit during the year ended December 31, 2011.

Shareholder loans totaling $607,057 were recognized within Borrowings in the Carve Out Combined and Consolidated Balance Sheet by the Company, following the CPT sale. The Company anticipated settling these shareholder loans from the proceeds of the sale of the CPT business or by exchanging the loans for equity through the legal reorganization of the Company. As the shareholder loans were neither repaid in full as anticipated following the sale of the CPT business nor extinguished as the proposed reorganization did not occur as originally envisaged, the Company recognized the remainder of these loans in the Consolidated Balance Sheet. As at December 31, 2011, these loans totaled $256,058.

The Company’s Carve Out Combined and Consolidated Statements of Operations also include an allocation of interest expense from the Norit Group of $5,034, $9,196, and $15,173 for the years ended December 31, 2011, 2010, and 2009, respectively. Included in these amounts are allocations for the fair value changes of the Norit Group’s interest rate swaps of gains of $4,612 and $2,507, and a loss of $1,267 for the years ended December 31, 2011, 2010, and 2009, respectively, and amortization (including the write-off) of allocated debt issue costs of $6,470, $1,416, and $1,543 for the years ended December 31, 2011, 2010, and 2009, respectively. These costs are related to Norit’s consolidated interest expense and are allocated based on the allocated debt balances of the Company relative to the other businesses of the Norit Group. In addition, interest was charged on certain receivables from related parties and payables to related parties. For the years ended December 31, 2011, 2010, and 2009, interest charged on such receivables was $365, $598, and $460, respectively, and no interest was incurred on such payables due to the short term nature of these obligations. Subsequent to June 30, 2011, no further allocations of interest were made, as due to the consolidated reporting structure of the Company, debt is held directly by the Company.

During the year ended December 31, 2008, the Company became a 50% partner in a joint venture, Bienfait A.C. J.V., which produces activated carbon. Given the nature of various underlying contractual agreements between the Company, the joint venture partner, and the joint venture, the Company has determined that the joint venture is a variable interest entity and that the Company is the primary beneficiary. Accordingly, the Company has consolidated the joint venture in these carve out combined and consolidated financial statements. The Company’s investment in the joint venture as of December 31, 2011 and 2010 was $37,231 and $38,541, respectively. Total assets of the joint venture were $75,907 as of December 31, 2011, and consisted primarily of property, plant and equipment, net.

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

4.	Trade Receivables, Net

Trade receivables, net, consisted of the following:

	December 31,
	2010	2011
Trade receivables	$39,342	$43,108
Less: Allowance for doubtful accounts	(869)	(741)

Trade receivables, net	$38,473	$42,367

5.	Inventories, Net

Inventories, net, consisted of the following:

	December 31,
	2010	2011
Raw materials	$22,073	$23,230
Packaging and technical materials	17,638	18,467
Work in progress	195	781
Finished Product	76,380	82,450
Inventory allowance	(6,960)	(5,458)

Inventories, net	$109,326	$119,470

The inventory allowance covers slow moving and obsolete inventory.

6.	Other Current Assets

Other current assets consisted of the following:

	December 31,
	2010	2011
Taxes and other social pre-payments	$1,557	$2,651
Unbilled receivables	3,252	904
Prepaid assets	54	959
Other	2,740	3,516

Other current assets	$7,603	$8,030

Taxes and other social pre-payments

Taxes and other social pre-payments are composed of VAT receivables, corporate income taxes and pension pre-payments.

Unbilled receivables

Unbilled receivables consist of revenues earned on customer projects, but not yet billed.

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

Other current receivables

Other current receivables include other assets expected to be recovered within the next fiscal year, including deferred offering expenses.

7.	Property, Plant and Equipment, Net

Property, plant and equipment, net, consisted of the following:

	December 31,
	2010	2011
Land and buildings	$71,168	$78,090
Plant, machinery and equipment	267,753	331,110
Fixed assets under construction	25,833	2,116
Office equipment and other	8,708	9,608

Subtotal	373,462	420,924
Less: Accumulated depreciation	(80,577)	(102,476)

Property, plant and equipment, net	$292,885	$318,448

The increase in property, plant and equipment, net, during the year ended December 31, 2011 was primarily a result of the Company’s construction of additional production facilities in North America.

Depreciation expense for the years ended December 31, 2011, 2010, and 2009 was $24,919, $20,098, $23,371, respectively. Repair and maintenance expenses were $18,480, $19,835, and $18,438 for the years ended December 31, 2011, 2010, and 2009, respectively, and are included in cost of goods sold in the Carve Out Combined and Consolidated Statements of Operations.

Interest costs of $2,602, $709, and $1,490 have been capitalized on assets under construction during and the years ended December 31, 2011, 2010, and 2009, respectively.

Asset retirement obligations

The Company is subject to asset retirement obligations in connection with its U.S. and Canadian operations. The liability results from a legal obligation for the Company to restore property to its original condition. Revisions to the liability could occur due to estimated changes in removal costs, asset retirement costs, useful lives of the related assets or if federal and/or state regulators enact new legislation on the retirement of fixed assets. There were no assets legally restricted for purposes of settling the asset retirement obligations. During the year ended December 31, 2010, the Company revised certain estimates and associated assumptions utilized in determining its asset retirement obligations.

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

Following is a reconciliation of the beginning and ending aggregate carrying amount of the Company’s asset retirement obligations:

	2009	2010	2011
Balance at January 1,	$1,182	$1,652	$2,592
Accretion expense	51	40	42
Additions made during the year	540	859	521
Payments made during the year	(142)	—	—
Impact of exchange rates	21	41	(22)

Ending Balance	$1,652	$2,592	$3,133

8.	Goodwill and Intangible Assets, Net

Goodwill

Goodwill has been allocated to the Company and relates to purchase accounting for the Acquisition, which has been pushed down to the carve out combined and consolidated financial statements. The changes in the carrying value of goodwill by segment for the years ended December 31, 2011, 2010 and 2009 are as follows:

	NA	EAPA	Total
Balance as of January 1, 2009	$86,969	$71,088	$158,057
Additions	433	433	866
Impact of exchange rates	—	2,019	2,019

Balance as of December 31, 2009	$87,402	$73,540	160,942
Impact of exchange rates	—	(5,234)	(5,234)

Balance as of December 31, 2010	$87,402	$68,306	155,708
Impact of exchange rates	—	(2,258)	(2,258)

Balance as of December 31, 2011	$87,402	$66,048	153,450

During the year ended December 31, 2009, Norit made a payment to former shareholders relating to the Acquisition, which has been allocated to the Company, on the same basis as the original goodwill allocation, and has been recorded as goodwill.

No impairments of goodwill have been recognized since the Acquisition.

Technology, trade names and customer relationships

These intangible assets are specific to the Company and have been allocated from the Acquisition. The trade names have an indefinite useful life, given the strength and durability of the brand and the level of marketing support. The trade names are in stable and profitable market sectors, with similar risk profiles, and their size, diversification and market share mean that the risk of market-related factors causing a shortening of the brands’ lives is considered to be relatively low.

The Company is not aware of any material legal, regulatory, contractual, competitive, economic or other factor that could limit their useful lives of the trade names. Accordingly, they are not amortized. Each trade name is tested annually for impairment.

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

The following is a summary of the Company’s identifiable intangible assets:

	December 31,
	2010	2011
Customer relationships	$44,176	$44,176
Technology	52,936	51,842
Trade names	19,260	18,870
Other	5,090	7,676

Subtotal	121,462	122,564
Less: Accumulated amortization - Customer relationships	(8,139)	(10,464)
Less: Accumulated amortization - Technology	(18,585)	(23,389)

Intangible assets, net	$94,738	$88,711

No impairments of intangible assets have been recognized since the Acquisition.

For the years ended December 31, 2011, 2010 and 2009, the Company recognized $7,755, $7,590, and $7,728, respectively, of amortization expense related to intangible assets. The customer relationships and technology have average remaining estimated useful lives of approximately 14 and 5 years, respectively, as of December 31, 2011.

Other intangibles relate to development rights not yet put in service.

Based on the amount of intangible assets subject to amortization as of December 31, 2011, the estimated annual amortization expense for each of the next five years from 2012 through 2016 approximates $8,061.

9.	Investments

The following table reflects the Company’s ownership percentage at December 31, 2011, and balances of equity method investments as of December 31, 2011 and 2010, respectively:

		Investment balance
	Ownership percentage	December 31,
		2010	2011
Clarimex S.A. de C.V.	49%	$7,354	$6,749

Clarimex S.A. de C.V. produces a wide range of activated carbon based on different raw materials activated with phosphoric acid or with steam. Clarimex is based in Mexico and has operations in Mexico and Brazil. The Company received dividends from Clarimex of $1,085 and $1,166 during the years ended December 31, 2011 and 2010, respectively.

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

10.	Other Non-Current Assets

Other non-current assets consist of the following:

	December 31,
	2010	2011
Deferred finance costs	$6,470	$11,147
Pension plans in net asset positions	5,994	2,852

	$12,464	$13,999

Deferred finance costs

Deferred finance costs are amortized over the life of the borrowings and are recorded in interest expense, net. In conjunction with the Company’s debt settlement in May 2011, $6,470 of deferred finance costs related to certain borrowings were written off to interest expense in the Carve Out Combined and Consolidated Statement of Operations during the year ended December 31, 2011. In conjunction with the Company’s 2011 credit facility, deferred finance costs of $13,548 were capitalized and will be amortized over the life of the credit facility.

Pension plan in net asset positions

Pension plans in net asset positions comprise the Company’s employee benefit plans that are in a net asset position. Refer to Note 14 for additional information on the pension plans.

11.	Other Current Liabilities and Accruals

Other current liabilities and accruals consist of the following:

	December 31,
	2010	2011
Accrued employee benefits	$6,897	$6,172
Accrued interest	601	2,754
Corporate, social and other taxes	7,379	9,573
Fair value of current derivatives	160	—
Current portion of long term provisions	369	1,400
Deferred payment land acquisition	4,500	—
Other	5,887	6,038

	$25,793	$25,937

Accrued employee benefits

Accrued employee benefits consist of accruals for payroll, vacation, overtime, holidays and bonuses for the employees of the Company.

Accrued interest

Accrued interest relates to interest accrued on certain of the Company’s debt and other bank fees.

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

Corporate, social and other taxes

Corporate, social and other taxes represent obligations of the Company related primarily to the fiscal authorities, wage taxes, VAT payments, taxes on social benefits, and other required payments.

Accrued invoices

Accrued invoices represent amounts accrued for services and goods provided to the Company, that have not yet been invoiced.

Fair value of derivatives

The Company utilizes forward exchange contracts to limit the exposure of exchange rate fluctuations on certain foreign currency receivables, payables, and other known and forecasted transactional exposures for periods consistent with the expected cash flow of the underlying transactions. These contracts generally mature within twelve months and are designed to limit exposure to exchange rate fluctuations.

The Company does not apply hedge accounting treatment to these derivative instruments and recorded gains of $154 and $375, and a loss of $327 in interest expense, net, for the years ended December 31, 2011, 2010, and 2009, respectively.

Current portion of provisions

This represents the current portion of the provisions. Refer to Note 12 for additional information on the provisions.

Deferred payment land acquisition

The deferred payment land acquisition pertains to land acquired during the year ending December 31, 2010 for which payment was deferred until the year ending December 31, 2011.

Other

The other amounts relate to various accruals that are expected to be paid over the next fiscal year.

12.	Other Non-Current Provisions

Other non-current provisions consisted of the following:

	December 31,
	2010	2011
Reorganization provision	$1,295	$2,143
Asset retirement obligations	2,592	3,133
Deferred gain	852	731

Total	4,739	6,007
Less: current portion of provisions	(369)	(1,400)

	$4,370	$4,607

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

Reorganization provision

The reorganization provision for the years ending December 31, 2011 and 2010 relates to the Company’s EAPA segment, and represents continuing payments required to be made to employees who were terminated in conjunction with a one-time restructuring plan. All employees were terminated prior to 2007.

During the year ended December 31, 2011, the Company recorded a one-time restructuring provision totaling $1,908 related to certain administrative employees that have provided services to both the North America and EAPA segments. This expense recorded in the year ended December 31, 2011 relates to employees who have been terminated by the Company as of June 30, 2011, and who have no future obligation to provide services to the Company. The Company has also communicated to other employees that they will be terminated within the next 12 months and will receive a one-time restructuring benefit payment by a certain date. As these employees were required to provide services to the Company through December 31, 2011, the provision associated with these employees will be recognized over their remaining service period. All amounts for this restructuring provision are expected to be paid within the next twelve months.

The change in the reorganization provision for the periods presented is as follows:

	2009	2010	2011
Balance at January 1,	$1,730	$1,637	$1,295
Restructuring expense	189	208	1,908
Payments made during the year	(358)	(432)	(950)
Impact of exchange rates	76	(118)	(110)

Balance at period end	$1,637	$1,295	$2,143

Asset retirement obligations

The asset retirement obligations relate to restoration requirements within the Company’s U.S. and Canadian operations. Refer to Note 7 for further information.

Deferred gain

The Company has deferred the gain recognition on a sale-leaseback transaction, involving certain equipment, which was entered into during the year ended December 31, 2009. Since the Company will continue to use the equipment for a substantial period, the gain will be recognized over eight years beginning in the year ended December 31, 2009.

13.	Borrowings

Prior to June 30, 2011, Norit allocated a portion of the outstanding debt and related interest rate swap to the carve out combined and consolidated financial statements. The debt and related interest rate swap have been allocated based on the net assets of the Activated Carbon business relative to the other businesses of the Norit Group.

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

As of June 30, 2011, following a legal reorganization of the Company, no further allocations of debt have been made. The outstanding debt of the Company as of December 31, 2011 on the Carve Out Combined and Consolidated Balance Sheet, including shareholder loans that were recognized pursuant to SEC reporting rules, represents obligations of the Company.

The following amounts were outstanding as of the dates presented:

	December 31,
	2010	2011
Bank loan	$106,124	$—
Allocated from the Norit Group	141,211	—
2011 credit facility	—	356,105
Shareholder loans	—	256,058
Fair value of interest rate swap and other derivatives	8,343	677
Bank overdrafts	17,420	6,597

Total	273,098	619,437
Less: bank overdrafts and current portion of borrowings	(25,466)	(10,876)

Total non-current borrowings	$247,632	$608,561

Bank loan

The bank loan of the Company matured in various periods through 2016, requiring periodic payments until then, and was syndicated by various banks. The interest rate on the bank loan was periodically determined based on EURIBOR plus a spread, and averaged 3.3% for the years ended December 31, 2011 and 2010. The Activated Carbon business had pledged substantially all trade accounts receivables, property, plant and equipment and inventories to secure this loan. In addition there were cross guarantees provided by various Norit Group entities, including Activated Carbon business entities. This loan was repaid in full in May 2011 and all related pledges and guarantees were released.

Allocated from the Norit Group

Until May 2011, debt was allocated to the Activated Carbon business based on net assets relative to other businesses of the Norit Group. The Activated Carbon business had been partially financed through transactions with the Norit Group since the Acquisition and accordingly, for the purposes of these carve out combined and consolidated financial statements, a portion of the Norit Group’s debt had been allocated to the Activated Carbon business. The loan allocated from the Norit Group matured in 2016, requiring periodic payments until then. The Activated Carbon business had pledged substantially all trade accounts receivables, property, plant and equipment and inventories to secure this loan. In addition there were cross guarantees provided by various Norit Group entities, including Activated Carbon business entities. This loan was repaid in full during the year ended December 31, 2011 and all related pledges and guarantees were released.

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

2011 credit facility

On July 8, 2011, the Company entered into a credit agreement governing new senior secured credit facilities, consisting of:

•	a €75 million six-year senior secured Euro denominated term loan facility (the “Euro term loan facility”);

•	a $260 million six-year senior secured U.S. dollar denominated term loan facility (the “USD term loan facility” and, together with the Euro term loan facility, the “term loan facilities”); and

•	a $50 million five-year senior secured revolving credit facility (the “revolving facility”).

The loans under the revolving facility may be denominated in either U.S. dollars or Euros and bear interest at an annual rate which, at the Company’s option, can be either:

•	a base rate plus a margin initially of 4.25% with respect to loans denominated in U.S. dollars; or

•	the LIBOR rate or, with respect to loans denominated in Euros, EURIBOR rate, in any case, plus a margin initially of 5.25%.

The loans under the term loan facilities bear interest at an annual rate which, at the Company’s option, can be either:

•	a base rate plus a margin of 4.25%; or

•	the LIBOR rate or, with respect to loans denominated in Euros, EURIBOR rate, in any case, such rate not to be less than 1.50% per annum, plus a margin of 5.25%.

All borrowings under the revolving facility and the term loan facilities are required to be repaid on the final maturity date of each such facility. The term loan facilities amortize in quarterly installments of 0.25% of the original principal of the term loan.

The obligations and guarantees under the 2011 credit facility are secured by a first-priority security interest in substantially all of the assets of the Company.

The 2011 credit facility requires to the Company to maintain a total net leverage level (net of up to $35 million in unrestricted cash) of not more than 5.00 to 1.00, with the maximum allowable level to be reduced periodically during the term of the credit facility.

In addition, the 2011 credit facility contains customary representations and warranties and affirmative and negative covenants that, among other things, restrict the ability of the Company (a) to incur additional indebtedness, (b) to pay dividends or distributions, prepay certain indebtedness or make other restricted payments, (c) to create or incur certain liens, (d) to enter into business combinations, undergo other fundamental changes or divest assets (including interests in subsidiaries), (e) to make investments or loans, (f) to enter into transactions with affiliates or equity holders, (g) to engage in sale and leaseback transactions, and (h) to make certain amendments to their organizational documents, subject in each case to certain limitations, exceptions or excluded amounts.

The Company was in compliance with all of the 2011 credit facility covenants as of December 31, 2011.

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

Shareholder loans

Shareholder loans totaling $607,057 were recognized within Borrowings in the Carve Out Combined and Consolidated Balance Sheet by the Company, following the CPT sale. These shareholder loans were recognized pursuant to SEC reporting rules and represent obligations of the Company. The Company anticipated settling these shareholder loans from the proceeds of the sale of the CPT business or by exchanging the loans for equity during the legal reorganization of the Company. As the shareholder loans were neither repaid in full as anticipated following the CPT sale, nor extinguished as the proposed reorganization did not occur as originally envisaged, the Company recognized the remainder of these loans in the Consolidated Balance Sheet. As at December 31, 2011, these loans totaled $256,058.

As of December 31, 2011, the shareholder loans were composed of $223,218 of Cumulative Preferred Equity Certificates (“PECs”) and $32,840 of Cumulative Preferred Shares. Although the substance of these instruments is similar to an “equity” investment, the underlying terms of the instruments require, or in substance require, that the instruments be mandatorily redeemed at a date certain time in a future period. Accordingly, for accounting purposes these instruments have been classified as debt as of December 31, 2011 in the Carve Out Combined and Consolidated Balance Sheet. Consistent with this classification, any accretion on these instruments has been included within interest expense, net in the Carve Out Combined and Consolidated Statement of Operations.

Interest accrues on these loans at approximately 15% per annum. Interest expense on the PECs is not fully tax deductible and interest expense on the Cumulative Preferred Shares is not tax deductible.

The shareholder loans are not convertible into ordinary shares pursuant to the terms of the shareholder loans.

Other third party debt

During March 2011, the Company borrowed $18,000 through an external bank loan, which was repaid in full during the year ended December 31, 2011 and all related pledges and guarantees were released.

Fair value of interest rate swap

The Activated Carbon business has historically been allocated a portion of the Norit Group’s interest rate swap, which is used to limit the exposure of interest rate fluctuations on borrowings. The notional amount of the swap allocated was $147,125 as of December 31, 2010. The Norit Group has used the swap to fix the exposure to interest rates on the outstanding and allocated debt, and did not apply hedge accounting to the interest rate swap. The swap was settled during the year ended December 31, 2011. The Company recorded gains in the amount of $4,612 and $2,507, and a loss of $1,267 for the years ended December 31, 2011, 2010, and 2009, respectively.

In December 2011, the Company entered into an interest rate swap, which is used to limit the exposure of interest rate fluctuations on a portion of the 2011 credit facility. The instrument swaps a floating interest rate for a fixed interest rate, effectively limiting the Company’s interest rate exposure. The notional amount of the swap is $190,000 with the term ending on December 31, 2014. The Company did not apply hedge accounting to the interest rate swap and recorded a loss in relation to this swap in the amount of $283 for the year ended December 31, 2011.

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

Bank overdrafts

Bank overdrafts, if any, have been included as short-term borrowings.

Interest expense, net

The Activated Carbon business’ interest expense, net, for the years ended December 31, 2011, 2010, and 2009 was $86,132, $11,190, and $20,227, respectively.

Historically, interest expense was allocated to the Activated Carbon business from the Norit Group, principally based on the allocated debt levels relative to other businesses of the Norit Group and was $5,034, $9,196, and $15,173 for the years ended December 31, 2011, 2010, and 2009, respectively. Included in these amounts are allocations for the fair value changes of the Norit Group’s interest rate swaps which were gains of $4,612 and $2,507 and a loss of $1,267 for the years ended December 31, 2011, 2010, and 2009, respectively, and amortization (including the write-off) of debt issue costs of $6,470, $1,416, $1,543 for the years ended December 31, 2011, 2010, and 2009, respectively.

In addition to the allocated interest expense, during the year ended December 31, 2011, interest expense totaling $33,023 and $12,763 was recognized on the shareholder loans and the 2011 credit facility, respectively. Furthermore, during the year ended December 31, 2011, the Company recognized a foreign exchange loss of $27,537 on the U.S. dollar denominated term loan facility that is part of the 2011 credit facility and for which the borrower is a subsidiary of the Company with a Euro functional currency.

The following provides a summary of interest expense, net:

	2009	2010	2011
Interest income
Interest from banks	$235	$44	$57
Interest from affiliates	460	598	365
Foreign exchange differences	529	1,483	1,151

Total interest income	1,224	2,125	1,573
Interest expense
Interest to banks	(5,453)	(2,914)	(22,053)
Interest allocated from the Norit Group	(13,906)	(11,703)	(9,646)
Interest on shareholder loan	—	—	(33,023)
Foreign exchange differences	—	—	(30,342)
Interest rate swap allocated from the Norit Group	(1,669)	(1,344)	4,612
Interest rate swap on 2011 credit facility	(1,267)	2,507	(285)
Other	(646)	(570)	430

Total interest expense	(22,941)	(14,024)	(90,307)

Less: Interest capitalized on assets under construction	1,490	709	2,602

Interest expense, net	$(20,227)	$(11,190)	$(86,132)

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

14.	Pension Obligations

Defined contribution plans

The Company sponsors certain defined contribution plans covering certain employees. Expenses associated with such plans were $2,614, $2,589, and $1,597 for the years ended December 31, 2011, 2010, and 2009, respectively.

Defined benefit plans

The Company also sponsors defined benefit plans covering certain employees.

For pension plans with accumulated benefit obligations (ABO) that exceed plan assets, the projected benefit obligation (PBO), ABO and fair value of plan assets of those plans were $33,263, $33,263 and $25,191 , respectively, as of December 31, 2011, $29,850, $29,851 and $25,929, respectively, as of December 31, 2010, and $27,123, $27,123 and $23,233,respectively, as of December 31, 2009. During the year ended December 31, 2011, total employer and employee contributions to the defined benefit plans were $4,506, of which $3,238 were contributions made by the Company. The Company expects to contribute approximately $3,277 in cash to its defined benefit plans during the year ended December 31, 2012. Projected benefit payments from the plans as of December 31, 2011 are estimated as follows:

2012	7,110
2013	7,548
2014	7,966
2015	8,426
2016	8,766
2017-2021	47,429

U.S. GAAP provides that a defined contribution plan is any arrangement that provides benefits in return for services rendered, establishes an individual account for each participant, and specifies how recurring periodic contributions to the individual’s account are to be determined. Moreover, the benefits a participant in a defined contribution plan will receive depend solely on the amount contributed to the participant’s account, the return earned on those contributions, and forfeitures of other participants’ benefits that may be allocated to the remaining participant accounts. Any plan not meeting this definition is considered to be a defined benefit plan.

The Company’s pension plan in The Netherlands is a collective defined contribution plan, where the actuarial risks related to the plan are not those of the Company. Under this plan, plan benefits are adjusted taking into account the available assets. This is in contrast with the more typical defined benefit plan approach where the focus is on adjusting the level of contributions to ensure that sufficient assets will be available to meet the promised benefits. Employer future contributions are fixed as a percentage of earnings. Indexation of accrued benefits is conditional such that indexation in any given year may be reduced or eliminated as determined by the board of the pension fund. The accrual rate is not seen as a fixed element in the plan design, but may be reduced in future years. The fixed employer contribution is at a level that is expected to cover the accruing benefits. As a further mechanism for adjusting the value of plan liabilities, the plan may permit accrued benefits to be reduced. U.S. GAAP specifically prescribes that a defined contribution plan provide an individual account for each

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

participant. As the Dutch plan does not provide such individual accounts per participant as it is a collective defined contribution plan, under U.S. GAAP it is accounted for as a defined benefit plan. For the years ended December 31, 2011, 2010, and 2009, a reduction, a reduction, and an increase, before taxes, in other comprehensive income of $5,896, $6,980, and $13,927, respectively, was incurred as a result of this plan.

Postretirement medical plans

The Company provides medical benefits to certain of its current workforce and retirees; however, this plan is closed for employees who retired after December 2005. In August 2007, all entitlements of non-active former employees covered by Medicare were revoked. At the beginning of 2008, the decision was made to discontinue grandfathering the spouses of non-active former employees who turned 65 until they reach the age of 65. These changes were accounted for as curtailments in the respective years. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected cost of these benefits is accrued over the period of employment using the same accounting methodology as used for defined benefit plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are treated like pension obligations as described above. These obligations are valued annually.

The accumulated postretirement benefit obligation (APBO) for pre-65 and post-65 year old employees as of December 31, 2011 was determined using assumed medical care cost trend rates of 8.0% and 8.0%, respectively, with both rates decreasing to 4.5%. To illustrate, a one percentage point increase in the assumed health care cost trend rate would have increased the accumulated benefit obligation by $35 at December 31, 2011 and the sum of the service and interest costs for the year ended December 31, 2011 by $1. A one percentage point decrease in the assumed health care cost trend rate would have decreased the accumulated benefit obligation by $34 at December 31, 2011 and the sum of the service and interest costs by $1 for the year ended December 31, 2011.

The Company expects to contribute approximately $600 in cash to its postretirement health and other benefit plans in the year ending December 31, 2012. Projected benefit payments from the plans as of December 31, 2011 are estimated as follows:

2012	600
2013	480
2014	390
2015	330
2016	280
2017-2021	290

In December 2003, the U.S. Congress enacted the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Act) for employers sponsoring postretirement health care plans that provide prescription drug benefits. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans providing a benefit that is at least actuarially equivalent to Medicare Part D.1. Under the Act, the Medicare subsidy amount is received directly by the plan sponsor and not the related plan. Further, the plan sponsor is not required to use the subsidy amount to fund postretirement benefits and may use the subsidy for any valid business purpose. The Activated Carbon business has not received any subsidies under this plan.

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

The following table provides a reconciliation of changes in the pension plan benefit obligations, medical plan obligations, and the fair value of assets for the years ended December 31, 2011, 2010 and 2009, and the funded status as of December 31, 2011, 2010 and 2009:

	Pension						Postretirement Medical Plan
	Netherlands’ Plans			Non-Netherlands’ Plans
	2009	2010	2011	2009	2010	2011	2009	2010	2011
Accumulated Benefit Obligation	101,959	106,293	105,733	42,940	46,038	50,714	3,379	3,038	2,256
Change in Project Benefit Obligations
Projected benefit obligations at January 1	$102,592	$104,291	$108,725	$39,807	$42,940	$46,037	$4,348	$3,379	$3,042
Service cost	1,233	1,195	1,490	181	136	247	—	—	—
Interest cost	5,667	5,890	5,921	2,354	2,347	2,394	187	111	77
Actuarial loss (gain)	(4,220)	8,640	446	1,628	4,265	4,545	(795)	(197)	(632)
Benefits paid	(4,746)	(4,462)	(4,998)	(2,495)	(2,413)	(2,420)	(361)	(251)	(228)
Employee contributions	1,403	969	1,268	—	—	—	—	—	—
Curtailment	—	—	—	—	—	—	—	—	—
Other	(525)	(496)	(437)	—	(559)	—	—	—	—
Impact of exchange rates	2,887	(7,302)	(3,852)	1,465	(679)	(89)	—	—	(3)

Project benefit obligations at December 31	104,291	108,725	108,563	42,940	46,037	50,714	3,379	3,042	2,256

Change in Plan Assets
Fair value of plan assets at January 1	97,363	114,104	112,699	37,630	41,143	44,139	—	—	—
Actual return on plan assets	14,546	8,270	(1,244)	3,669	4,585	3,332	—	—	—
Employer contributions	2,785	2,368	2,668	580	1,592	570	361	251	228
Employee contributions	1,403	969	1,268	—	—	—	—	—	—
Net benefits paid	(4,746)	(4,462)	(4,998)	(2,495)	(2,413)	(2,420)	(361)	(251)	(228)
Other	(524)	(496)	(437)	—	—	—	—	—	—
Impact of exchange rates	3,277	(8,054)	(3,535)	1,759	(768)	(127)	—	—	—

Fair value of plan assets at December 31	114,104	112,699	106,421	41,143	44,139	45,494	—	—	—

Funded status at December 31	$9,813	$3,974	$(2,142)	$(1,797)	$(1,898)	$(5,220)	$(3,379)	$(3,042)	$(2,256)

Amounts recognized in the Balance Sheet
Prepaid benefit cost	9,813	3,974	—	2,089	2,020	2,852	—	—	—
Pension and medical obligations	—	—	(2,140)	(3,886)	(3,918)	(8,072)	(3,379)	(3,042)	(2,256)

Weighted average assumptions
Discount rate	6.00%	5.35%	4.90%	5.7%-6.8%	5.3%	4.4%-4.7%	3.87%	3.10%	3.17%
Rate of compensation increase	3.00%	3.00%	3.00%	n/a	n/a	n/a	n/a	n/a	n/a

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

Plan assets and obligations are determined based on a December 31 measurement date for all of the pension and postretirement medical plans in which employees of the Company participate.

The amounts in accumulated other comprehensive income on the Carve Out Combined and Consolidated Balance Sheets, exclusive of tax impacts, that have not yet been recognized as components of net periodic benefit cost at December 31, 2011 are as follows:

	Pension	Postretirement Medical Plan
Accumulated prior service cost	$(517)	$—
Accumulated net actuarial loss (gain)	29,595	(1,557)

Net amount recognized, before income taxes	$29,078	$(1,557)

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows:

	Pension	Postretirement Medical Plan
Amortization of:
Accumulated prior service cost	$45	$—
Accumulated net actuarial loss (gain)	517	214

Total	$562	$214

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

The following table provides the components of net periodic benefit cost of the plans for the years ended December 31:

	Pension
	Netherlands’ plans			Non-Netherlands’ Plans			Post-retirement medical
	2009	2010	2011	2009	2010	2011	2009	2010	2011
Components of net periodic benefit costs:
Service cost	$1,233	$1,195	$1,490	$181	$136	$247	$—	$—	$—
Interest cost	5,667	5,890	5,921	2,354	2,347	2,394	187	111	77
Expected return on plan assets	(5,956)	(5,330)	(5,122)	(2,022)	(2,211)	(2,389)	—	—	—
Amortization of actuarial loss (gain)	1,114	125	474	(7)	—	43	(250)	(209)	(214)
Curtailment	—	—	—	—	—	(45)	—	—	—

Net periodic benefit cost (income)	$2,058	$1,880	$2,763	$506	$272	$250	$(63)	$(98)	$(137)
Expense assumptions
Discount rate	5.7%	5.4%	5.4%	5.6%-6.2%	5.7%-5.8%	5.3%	6.2%	3.9%	3.1%
Expected return on plan assets	6.2%	4.4%	4.4%	4.4%-6.3%	4.7%-6.3%	4.4%-6.3%	6.3%	n/a	N/A
Rate of compensation increase	3.0%	3.0%	3.0%	n/a	n/a	N/A	n/a	n/a	N/A

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

The Company’s investment policies employ an approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The investment portfolio primarily contains a diversified blend of equity and fixed-income investments. Equity investments are diversified across domestic and non-domestic companies, as well as growth, value, and small to large capitalization companies. Fixed income investments include corporate and government issues, with short-, mid- and long-term maturities, with a focus on investment grade at the time of purchase. Investment and market risks are measured and monitored on an ongoing basis through regular investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

The Company’s actual asset allocations are in line with target allocations. The Company rebalances asset allocations monthly, or as appropriate, in order to stay within a range of allocation for each asset category. No changes in the long-term target allocations have been made during the years ending December 31, 2011 and 2010.

The fair value of the Company’s pension plan assets as of December 31, 2011, by asset category, are as follows:

	Pension plans
	Fair value measurements at December 31, 2011
	Total	Level 1	Level 2	Level 3
Asset category:
Cash	$3,988	$3,988	$—	$—
Equity securities
Euro zone	26,028	25,318	710	—
Global	19,720	17,601	2,119	—
Fixed income securities
Government—Euro zone	75,622	75,622	—	—
Government—Global	—	—	—	—
Corporate bonds	26,493	16,856	9,637	—
Other	64	64	—	—

Total	$151,915	$139,449	$12,466	$—

The discount rates that the Company uses to determine pension obligations for its plans are based on a review of long-term bonds that receive one of the two highest ratings given by a recognized rating agency. The Company reviews its discount rates used to measure its pension obligations on annual basis and adjusts the discount rates as appropriate. Increases and decreases in the underlying discount rate have the impact of decreasing and increasing, respectively, the Company’s pension obligations.

The expected long-term rate of return on plan assets reflects the Company’s expectations of long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations. The expected return is based on the outlook for inflation and for returns in multiple asset classes, while also considering historical returns, asset allocation and investment strategy. The Company’s approach has emphasized the long-term nature of the return estimate such that the return assumption is not changed unless there are fundamental changes in capital markets that affect the

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

company’s expectations for returns over an extended period of time. Since return premiums over inflation and total returns for major asset classes vary widely even over ten-year periods, recent history is not necessarily indicative of long-term future expected returns. The company’s systematic methodology for determining the long-term rate of return for the company’s investment strategies supports the long-term expected return assumptions. After considering the general economic environment over the past several years, as well as considering the recent and expected market performance in the future, the Company has amended the expected return on assets as deemed necessary during the three years ended December 31, 2011.

15.	Income Taxes

Prior to the legal reorganization, certain Activated Carbon entities did not file separate tax returns as they were included in the consolidated tax reporting of other Norit entities, within the respective entity’s tax jurisdiction. Accordingly, the income tax provision included in these carve out combined and consolidated financial statements was calculated using a method consistent with a separate return basis, as if the Activated Carbon business had been a separate taxpayer. As of December 31, 2011, all amounts related to the Company’s tax positions are recognized on the Carve Out Combined and Consolidated Balance Sheet. Income taxes are accounted for under the asset and liability method.

In the jurisdictions where the Activated Carbon business entities were included in the consolidated tax reporting of other Norit entities, the current tax payable or tax receivable of the Activated Carbon business represents the income tax to be paid or to be received from the respective country’s tax holding company of the Norit Group. For the purpose of these carve out combined and consolidated financial statements, it was assumed that only the current year was outstanding. For the years ended December 31, 2010, and 2009, the income tax payable of the Dutch entities of the Activated Carbon business of $7,022, and $10,148, respectively, is included within movements in Parent’s investment, net, in the Carve Out Combined and Consolidated Statements of Invested Equity.

The domestic and foreign components of income before income taxes for the years ended December 31, are as follows:

	2009	2010	2011
The Netherlands	$11,855	$13,800	$(65,744)
Foreign	6,342	18,299	66,948

Total income before income taxes	$18,197	$32,099	$1,204

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

Income tax expense (benefit) consists of the following components for the years ended December 31:

	2009	2010	2011
Current tax expense
The Netherlands	$10,148	$7,022	$—
Foreign	1,846	1,825	7,409

Total	11,994	8,847	7,409
Deferred tax expense (benefit)
The Netherlands	(7,606)	(3,119)	(15,111)
Foreign	2,651	4,895	14,618

Total	(4,955)	1,776	(493)

Total income tax expense	$7,039	$10,623	$6,916

The following table summarizes the principal components of deferred tax assets and liabilities of the Company at December 31:

	2010	2011

Deferred income tax assets:
Pension liabilities	$1,074	$3,613
Net operating loss carry forwards	4,113	63,672
Other	2,069	7,844

Gross deferred tax assets	7,256	75,129
Valuation allowance	—	—

Deferred income tax assets	7,256	75,129
Deferred income tax liabilities:
Property, plant and equipment	(25,893)	(48,720)
Intangible assets	(29,520)	(26,880)
Other	(1,975)	(4,519)

Deferred income tax liabilities	(57,388)	(80,119)

Net deferred income tax liabilities	$(50,132)	$(4,990)

Deferred income tax assets and liabilities are classified in the Carve Out Combined and Consolidated Balance Sheets as follows:

	2010	2011
Current assets	$231	$6,957
Non-current assets	30	48,326
Current liabilities	(322)	(1,917)
Non-current liabilities	(50,071)	(58,356)

	$(50,132)	$(4,990)

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

A reconciliation of income tax expense (benefit) computed using The Netherlands statutory tax rate to the Company’s income tax expense (benefit) is as follows for the years ended December 31:

	2009		2010		2011
	Amount	Percent	Amount	Percent	Amount	Percent
Income tax expense (benefit) calculated at The Netherlands statutory rate	$4,640	25.5%	$8,186	25.5%	$301	25.0%
State tax rates in the United States	1,604	8.8%	389	1.2%	1,350	112.1%
Foreign tax rate differentials	515	2.8%	1,370	4.3%	5,013	416.4%
Tax exempt income	(303)	-1.7%	—	0.0%	—	0.0%
Non-deductible interest on shareholder loans	—	0.0%	—	0.0%	2,569	213.4%
Other permanent differences	262	1.4%	23	0.1%	(34)	-2.8%
Foreign tax credit	—	0.0%	—	0.0%	(760)	-63.1%
Prior periods	—	0.0%	822	2.6%	(883)	-73.3%
Change in tax rates	—	0.0%	—	0.0%	(684)	-56.8%
Other	321	1.8%	(167)	-0.5%	44	3.7%

Total income tax expense	$7,039	38.7%	$10,623	33.1%	$6,916	574.4%

All percentages are calculated as a percentage of pretax income for each respective year.

During the year ended December 31, 2011, the effective tax rate for the Company was 574.4% versus 33.1% for the year ended December 31, 2010. The increase in the effective rate from the prior period was primarily due to the limited tax deductibility of the interest expense on the shareholder loans that were included in the Carve Out Combined and Consolidated Statement of Operations during the year ended December 31, 2011, and an increase in income generated in jurisdictions with higher tax rates compared to the prior period.

State tax rates in the United States

During the years ended December 31, 2011, 2010, and 2009 the state tax rates increased the tax expense by $1,350, $389, and $1,604, respectively. The increase in the state tax rates in 2009 was mainly due to the Company’s expansion of activity into states with higher state tax apportionments.

At December 31, 2011, the Company had approximately $251,045 in unused operating loss carryforwards that pertain primarily to The Netherlands. The expiration of these unused operating loss carryforwards is as follows:

2012	$—
2013	—
2014	—
2015	—
2016	—
2017 and thereafter	250,746
Indefinite	299

Total unused operating loss carry forwards	$251,045

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

During the year ended December 31, 2011, following the Company’s legal reorganization, deferred tax assets relating to net operating losses approximating $45,000 were contributed to the Company. These deferred tax assets, which are incremental to the $4,832 of deferred tax assets relating to the Company’s net operating loss carryforwards existing as of December 31, 2011, were historically excluded from the carve out combined financial statements under the separate return method. These deferred tax assets will be available for the Company’s benefit in future periods, and begin to expire in 2017 and thereafter.

No provision is made for deferred taxes on the undistributed earnings of foreign subsidiaries because those earnings either can be remitted tax free or are indefinitely reinvested for the continuing operations of those subsidiaries in the overseas jurisdictions. In addition, it is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings.

The Company is required to assess the realization of its deferred tax assets and the need for a valuation allowance. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Based upon scheduling of existing taxable temporary differences and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believes it is more likely than not that the Company will realize the benefit of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

The Company has determined that it had no liability for unrecognized tax benefits and related interest and penalties that, if recognized, would affect the effective tax rate of the Company. In addition, the Company does not expect the amount of unrecognized tax benefits to change significantly within the next 12 months.

Historically, certain of the Dutch entities in the Activated Carbon business have been included within the tax filings of other Norit Group entities in The Netherlands. The open tax years disclosed for The Netherlands below relate to the filings of these other Norit Group entities, which include the Company. As of December 31, 2011, the tax years that remain subject to examination by major tax jurisdictions include:

Jurisdiction	Years
United States	2007-2011
The Netherlands	2011
United Kingdom	2008-2011
Italy	2006-2011

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

16.	Invested and Shareholders’ Equity

As a direct ownership relationship did not exist among the various entities comprising the Activated Carbon business prior to the June 30, 2011 legal reorganization of the Company, Norit’s investments in and advances to the Activated Carbon business represent the Norit Group’s interest in the recorded net assets of the Activated Carbon business, and are shown as Parent company investment in lieu of shareholder’s equity in the carve out combined and consolidated financial statements. Prior to the legal reorganization, net income (loss) of the Activated Carbon business forms part of Parent company investment. The effects of equity transactions prior to the legal reorganization are included in Parent Company Investment in the accompanying carve out combined and consolidated financial statements.

The movements in Parent company investment, net, consist of the following:

	As of December 31,
	2009	2010	2011
Interest expense allocations from Norit	$15,173	$9,196	$5,034
Tax transactions with Norit	10,148	7,022	—
Overhead allocations from Norit	2,614	2,781	1,145
Settlement of allocated bank debt	—	—	259,223
Assumption of shareholder loans	—	—	(607,057)
Contribution of net operating loss carryforwards	—	—	45,000
Other transactions with Norit	38,352	7,228	(10,084)

Total for the periods ended December 31	$66,287	$26,227	$(306,739)

Other transactions with Norit consist mainly of changes in the funding provided by Norit to the Company. The funding in 2010 and 2009 is primarily a result of the Company’s construction of additional production sites in North America. Other transactions during the six month period ending June 30, 2011 include approximately $45,000 of deferred tax assets contributed to the Company.

Subsequent to June 30, 2011, no further allocations will be made due to the consolidated reporting structure of the Company.

As of December 31, 2011, the Company had 8.93 million common shares and 0.32 million preferred shares issued and outstanding, both of which have a par value of Euro 1.00 per share. The total par value of the shares was $12,970 as of December 31, 2011. The common and preferred shares participate on pro rata and pari passu basis with respect to earnings and dividends. As such, the common and preferred shares are both included in the basic earnings per share calculation.

Each outstanding share of the Company’s common and preferred shares entitles its holder to participate in shareholders meetings, to receive dividends in such amounts as have been validly approved by shareholders, and in the event of the Company’s liquidation, to receive part of the Company’s assets to the extent there are sufficient funds available.

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

17.	Segment Data

The Company has identified its reportable segments as its two main geographical areas, North America and EAPA (rest of the world, including Europe, Asia Pacific, South America, Africa and Middle East). The Company’s chief operating decision maker receives and reviews financial information in this format. Both segments manufacture and sell powdered and granular activated carbon and carbon reactivation services. The segments also manufacture and sell systems for the dosing and injection of activated carbon.

The following sets forth significant information regarding the Company’s reportable segments:

	December 31,
	2009	2010	2011
Total revenues
North America	$128,683	$164,472	$171,635
EAPA	175,397	165,383	188,686

Combined total revenues	$304,080	$329,855	$360,321

	December 31,
	2009	2010	2011
Segment income
North America	$34,594	$44,039	$93,822
EAPA	33,878	26,017	24,725

	68,472	70,056	118,547
Reconciling items
Depreciation expense	23,371	20,098	24,919
Amortization expense	7,728	7,590	7,755

Income from operations	37,373	42,368	85,873
Interest expense, net	(20,227)	(11,190)	(86,132)
Income from equity method investments	1,051	921	1,463
Income tax (expense) benefit	(7,039)	(10,623)	(6,916)

Net income (loss)	$11,158	$21,476	$(5,712)

	December 31,
	2009	2010	2011
Depreciation expense
North America	$10,301	$10,849	$14,637
EAPA	13,070	9,249	10,282

	23,371	20,098	24,919
Amortization expense
North America	4,310	4,308	4,312
EAPA	3,418	3,282	3,443

	7,728	7,590	7,755

Total depreciation and amortization expense	$31,099	$27,688	$32,674

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

	December 31,
	2010	2011
Total assets
North America	$458,234	$483,087
EAPA	349,942	343,180

Combined total assets	$808,176	$826,267

Total revenues by product and by destination for the periods presented include:

	December 31,
	2009	2010	2011
Revenues by product
Activated carbon	$266,489	$296,532	$326,732
Reactivation	18,381	18,194	19,647
System projects and services	9,383	7,156	3,847
Other	9,827	7,973	10,095

Total revenues	$304,080	$329,855	$360,321

	December 31,
	2009	2010	2011
Revenues by destination
United States and Canada	$133,361	$164,967	$175,057
European Union countries	102,640	96,367	119,741
Other European countries	8,610	9,391	9,656
Latin America	9,569	9,736	9,902
Asia Pacific	36,149	34,790	32,068
Other	13,751	14,604	13,897

Total revenues	$304,080	$329,855	$360,321

For the years ended December 31, 2011, 2010, and 2009, more than 10% of the Company’s sales were generated in the United States and The Netherlands, and the United States, The Netherlands, and Canada each had more than 10% of the Company’s total assets.

18.	Fair value measurement

The Activated Carbon business adopted the fair value measurement provisions related to financial assets and liabilities. The following table presents the Activated Carbon business’ fair value hierarchy for the assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010. The fair value of financial asset and liabilities have been separated into different levels defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (“Level 1”).

•	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (“Level 2”).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (“Level 3”).

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

As of December 31, 2011

	Carrying amount	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$16,732	$16,732	$—	$—

Liabilities
2011 credit facility	351,479	—	351,479	—
Fair value of derivatives	677	—	677	—

	$352,156	$—	$352,156	$—

As of December 31, 2010
	Carrying amount	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$44,928	$44,928	$—	$—
Liabilities
Foreign exchange contracts	160	—	160	—
Interest rate swap	8,343	—	8,343	—
Borrowings	264,755	—	264,755	—

	$273,258	$—	$273,258	$—

The Company enters into forward foreign exchange contracts to manage risks associated with probable, future forecasted transactions denominated in foreign currency and expected to occur within the following 12 months. Trading derivative financial instruments are classified as current assets or liabilities. The full fair value of a hedging instrument is included as non-current assets or liabilities if the remaining maturity of the hedged item is more than 12 months. If the remaining maturity of the hedged item is less than 12 months, it is classified as current assets or liabilities.

Valuation methods

Foreign currency exchange derivatives

The Company selectively manages anticipated transactions that are subject to foreign exchange rate risk primarily using foreign currency exchange hedge contracts. The foreign currency exchange derivatives are valued under a market approach using published spot and forward prices.

Interest rate swaps

The Norit Group selectively uses interest rate swaps to reduce market risk associated with changes in interest rates for its borrowings. The interest rate swaps and related debt balances are valued under a market approach using published swap curves. Historically, a portion of these swaps was allocated to the Activated Carbon business by the Norit Group. The swap was settled in July 2011.

In December 2011, the Company entered into an interest rate swap, which is used to limit the exposure of interest rate fluctuations on a portion of the 2011 credit facility. The notional amount of the swap is $190,000 with the term ending on December 31, 2014. The Company recorded a loss in relation to this swap in the amount of $283 for the year ended December 31, 2011.

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

19.	Supplementary Cash Flow Information

The Company paid cash for income taxes of approximately $3,786, $1,513, and $1,144, for the years ended December 31, 2011, 2010, and 2009, respectively. Prior to the legal reorganization, certain Activated Carbon entities did not file separate tax returns as they were included in the consolidated tax reporting of other Norit entities, within the respective entity’s tax jurisdiction. The Activated Carbon business’ tax obligations for these entities were paid by other Norit entities. Such amounts were deemed to have been settled immediately through invested equity.

During the years ended December 31, 2011, 2010, and 2009, the Company paid approximately $15,190, $2,703, and $7,848, respectively, of interest. No interest payments have been made by the Activated Carbon business on debt allocated to the Activated Carbon business. Such amounts were deemed to have been settled immediately through invested equity.

20.	Commitments and Contingencies

Commitments

Operating lease commitments

The Company holds operating leases for certain vehicles, equipment, warehouses, and other assets. Rental expense recognized on such items was $7,895, $6,324, and $3,159, for the years ended December 31, 2011, 2010, and 2009, respectively. Future minimum lease payments under operating leases as of December 31, 2011 are as follows:

2012	$5,621
2013	4,918
2014	4,190
2015	3,396
2016	2,957
2017-2021	$1,922

$23,004

Capital expenditure commitments

As of December 31, 2011, capital expenditures contracted for but not yet incurred were $2,245. These commitments primarily relate to the Company’s developments in the United States.

Non-cancellable purchase commitments

With respect to the purchase of raw materials, the Company has long-term contracts that cover a large part of its lignite and peat requirements.

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

Total purchase commitments for raw materials as of December 31, 2011 were as follows:

2012	$50,358
2013	12,252
2014	11,962
2015	7,362
2016	7,626
2017 and thereafter	$31,980

$121,540

Guarantees and indemnifications

The Company has issued certain guarantees to various authorities, including those concerning payments of excise duty and community transport, as well as various down payment and performance guarantees. These items have a nominal value of $3,835 as of December 31, 2011.

The Company has entered into contractual arrangements with certain customers in the mercury removal market to supply an annual committed quantity. If the Company fails to deliver the annual committed quantity, it may be obliged to pay the associated costs of cover.

Contingent liabilities

Environmental matters

The Company is confronted with costs arising out of environmental laws and regulations, which include obligations to eliminate or limit the effects on the environment of the disposal or release of certain wastes or substances at various sites.

It is the Company’s policy to accrue and charge against earnings environmental cleanup costs when it is probable that a liability has been incurred and an amount is reasonably estimable. These accruals are reviewed periodically and adjusted, if necessary, as assessments and cleanups proceed and additional information becomes available. Environmental liabilities can change substantially due to the emergence of additional information on the nature or extent of the contamination, the necessity of employing particular methods of remediation, actions by governmental agencies or private parties, or other factors of a similar nature. Cash expenditures often lag behind the period in which an accrual is recorded by a number of years.

While it is not feasible to predict the outcome of all pending environmental exposures, it is reasonably possible that there will be a need for future provisions for environmental costs which, in the Company’s expectation, based on information currently available, are not expected to have a material effect on the Company’s financial position and liquidity.

See Note 7 for a discussion of the Company’s asset retirement obligation recognized as of December 31, 2011, 2010 and 2009.

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

Litigation

The Company is involved in several legal proceedings relating to the normal conduct of its business, subcontracting and employment issues, and general liability. The Company does not expect any liability arising from any of these legal proceedings to have a material effect on its results of operations, liquidity, capital resources or financial position. The Company believes it has adequately provided for all probable liabilities arising from the normal course of business.

Norit Americas, Inc. v. ADA-ES, Inc. et al.

On August 4, 2008, the Company filed a civil action in District Court in Harrison County, Texas (i) alleging breach of contract, promissory estoppel, tortious interference with contract, breach of fiduciary duty, theft of trade secrets, and civil conspiracy, and (ii) seeking monetary damages and injunctive relief (“Texas Litigation”). In October of 2008, the individual Defendants filed answers to the Company’s Petition. On October 31, 2008, the Company amended its Petition adding as Defendants several subsidiaries of Defendant ADA, and adding specific allegations that (i) the individual Defendants breached their obligations to the Company and assisted Defendant ADA in misappropriating the Company’s trade secrets, (ii) Defendant ADA used the stolen trade secrets to plan an activated carbon manufacturing plant(s) (“Red River Plant”), apply for a patent, and solicit the Company’s customers, (iii) Defendant ADA transferred stolen property to the subsidiaries named as additional Defendants, and (iv) that the subsidiaries named as additional Defendants were formed and/or used by Defendant ADA as a sham to perpetrate a fraud on the Company. On or about August 20, 2009, Defendants filed an Amended Answer and Counterclaim and requested that the Court refer all claims to arbitration in Atlanta, Georgia before the American Arbitration Association. On or about October 6, 2009, the Texas Litigation was stayed pending a decision of AAA arbitrator(s) as to the arbitrability of the claims in the Texas Litigation. The parties agreed that all claims previously before the Court in the Texas Litigation would be decided by binding arbitration in Atlanta, Georgia before a panel of three American Arbitration Association arbitrators (AAA Case No. 30-192-Y-00718-09, herein referenced as the “Georgia Arbitration”). The Final Hearing in the Georgia Arbitration ended on or about November 4, 2010. The parties submitted written briefs and the Panel heard oral arguments on February 10, 2011. On April 8, 2011, the Panel issued its interim award (“Interim Award”) holding as follows:

•

ADA-ES, Inc. and ADA Environmental Solutions, LLC (“ADA Defendants”) were found jointly and severally liable for breaching the non-solicitation provisions of the Market Development Agreement (“MDA”) with the Company and were ordered to pay approximately $37,913 in damages.

•

ADA Carbon Solutions LLC, Red River Environmental Products LLC (“ADA-CS / Red River Defendants”), the ADA Defendants, John Rectenwald (“Rectenwald”) and Steve Young (“Young”) were found jointly and severally liable for misappropriating Norit’s trade secrets and were ordered to pay to Norit (i) a running royalty of 10.5 % for a period of three years followed by 7.0% for a period of five years of the gross revenues from the sale of activated carbon produced at the Red River Plant or from sales at any other plant owned or substantially owned, directly or indirectly, by any of the six defendants named above or by any of their affiliates, whether existing now or in the future, in which plants any of the misappropriated trade secrets are being used in any material respect. No royalty is payable on sales pursuant to the contract for which damages have already been assessed under the first bullet point.

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

•

Rectenwald and Young were found to have breached their employee confidentiality agreements with Norit and Rectenwald was found to have breached his separation agreement with Norit. Rectenwald was ordered to pay Norit $150 and Young was ordered to pay Norit $102.

•

The ADA Defendants were also found to have breached the confidentiality and trade secrets protection provisions of the MDA with no additional damages being awarded beyond those already awarded for the aforementioned misconduct.

•	All counterclaims of ADA ES, Inc. were denied. Norit’s remaining ancillary claims were also denied.

•	Pending the Final Award, ADA ES, Inc. was prohibited from making any dispositions or transfers of the assets or business subject to the running royalty obligation.

Following negotiations between the Company and the defendants in the Georgia Arbitration, on or about August 30, 2011, the Company agreed to settle its claims against the ADA-CS/Red River Defendants and its claims against the ADA Defendants other than its claims against the ADA Defendants for breach of contract (non-solicitation), attorneys fees and costs of litigation. On October 18, 2011, the Panel in the Georgia Arbitration, pursuant to the confidential settlement between the Company and the ADA-CS/Red River Defendants and the ADA Defendants (“Running Royalty Settlement”), entered a Stipulated Partial Final Award against the ADA-CS/Red River and ADA Defendants, which (i) confirms the findings of fact and conclusions of law in its Interim Award except as to damages, (ii) clarifies the scope of the running royalty (“Running Royalty”) to include sales of activated carbon anywhere in the world that is manufactured, produced, or treated at the Red River Plant, or the ADA-CS/Red River Defendants treatment facility in Natchitoches, Louisiana, or any manufacturing facility or plant owned, operated, or controlled, or substantially owned, operated or controlled, directly or indirectly, whether existing now or in the future, using the Company’s trade secrets (as identified therein) in any material respect, (iii) confirms the obligations of the defendants to maintain the confidentiality of Norit’s trade secrets, and (iv) orders the ADA and ADA-CS/Red River Defendants to pay the Company a Running Royalty in the amount of 10.5% of sales subject to the Running Royalty from June 24, 2010 through June 23, 2013 and 7% of sales subject to the Running Royalty from June 24, 2013 through June 23, 2018, provided, however, that the Running Royalty will only be 7% of sales subject to the Running Royalty from June 24, 2010 through June 23, 2013 and 5% of sales subject to the Running Royalty from June 24, 2013 through June 23, 2018 in the event the sales are generated from the activated carbon produced using the Company’s Bromination Trade Secrets (as identified therein) without using any of the other trade secrets of the Company identified therein.

Following negotiations between the Company and the defendants in the Georgia Arbitration, on or about August 28, 2011, the Company agreed to settle certain claims against the ADA Defendants. On October 18, 2011, the Panel in the Georgia Arbitration, pursuant to the confidential settlement between the Company and the ADA Defendants (“ADA Settlement”), entered a Stipulated Partial Final Damages Award against the ADA Defendants, which (i) confirms the findings of fact and conclusions of law in its Interim Award except as to damages, and (ii) orders the ADA Defendants to pay the Company a lump sum as agreed in the ADA Settlement and further orders the ADA Defendants to pay the Company an additional $7,500 in damages as characterized in the ADA Settlement;

Activated Carbon Business

Notes to Carve Out Combined and Consolidated Financial Statements

As of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

(Amounts in thousands of U.S. Dollars)

On or about October 17, 2011, the Panel in the Georgia Arbitration entered a Final Damages Award Against John Rectenwald (“Rectenwald”) and Stephen D. Young (“Young”) (together “the Individual Defendants”), which (i) confirms the findings of fact and conclusions of law in its Interim Award related to the Individual Defendants, (ii) orders Rectenwald to pay the Company $150 and Young to pay the Company $102 within 30 days of the confirmation of the Final Damages Award Rectenwald and Young, and (iii) confirms that Rectenwald and Young are liable for misappropriation of trade secrets but limits the relief awarded against Rectenwald and Young to the amount specified in this paragraph. On or about November 23, 2011, the Company entered into a confidential settlement agreement whereunder the Company and Rectenwald and Young released all claims.

The Panel maintains continuing jurisdiction to hear disputes between the Company and the ADA and ADA-CS/Red River Defendants regarding the matters addressed in the above-referenced awards. The ADA Defendants, ADA-CS/Red River Defendants, Rectenwald and Young have agreed not to challenge confirmation of the above-referenced awards which are subject to immediate confirmation.

As a result of the award summarized above, and following negotiations with ADA ES, Inc, the Company recognized a gain of $32,767 during the year ended December 31, 2011. This amount has been recognized within Other Income in the Carve Out Combined and Consolidated Statements of Operations. Additionally, based on the settlement agreement, the $7,500 is considered a fixed royalty to be paid by the ADA Defendants in three equal installments of $2,500, over three years, 2012-2014.

Other

Prior to the June 30, 2011 legal reorganization, a majority of the legal entities included in the Activated Carbon business did not file separate tax returns since these entities were included in the tax reporting of other Norit entities within their respective entity’s tax jurisdiction. Certain tax authorities have the right to hold an individual entity within the tax grouping liable for any and all liabilities outstanding of the group. The Company believes that the chances are remote that the Company will be held responsible for tax liabilities incurred by other Norit entities.

21. Subsequent Events

Pursuant to the ADA settlement agreements entered into on or about November 23, 2011, Rectenwald and Young made payments of $100 and $25, respectively, subsequent to December 31, 2011. As of February 17, 2012, the Company is due $25 from Young.

                     Shares

Norit N.V.

Ordinary Shares

Prospectus

Goldman, Sachs & Co.

Deutsche Bank Securities

Through and including                     , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in our ordinary shares, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to any unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Under Dutch law, indemnification provisions may be included in the articles of association. Our articles of association provide that we shall indemnify any of our directors against all adverse financial effects incurred by such person in connection with any action, suit or proceeding if such person acted in good faith and in a manner he or she reasonably could believe to be in or not opposed to our best interests. In addition, upon completion of this offering, we expect to enter into indemnification agreements with our directors.

At present, there is no pending litigation or proceeding involving any board member, officer, employee or agent where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

None.

Item 8. Exhibits and Financial Statement Schedules.

(a)	Exhibits

Exhibit Number	Description

1.1	Form of Underwriting Agreement*

2.1	Agreement for the Sale and Purchase of the Whole of the Issued Share Capital of Norit Proces Technologie Holding B.V., among Norit Holding B.V., Norit Proces Technologie Holding B.V., Pentair Netherlands B.V. and Pentair, Inc., dated April 2, 2011*

3.1	Memorandum of Association*

3.2	Articles of Association*

4.1	Specimen Share Certificate*

4.2	Form of Registration Rights Agreement*

5.1	Opinion of Houthoff Buruma N.V., Dutch counsel to Norit N.V., as to the validity of the ordinary shares being issued*

8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel to Norit N.V., with respect to certain tax matters*

8.2	Opinion of Houthoff Buruma N.V., Dutch counsel to Norit N.V., with respect to certain tax matters*

10.1	Equity Incentive Plan*

Exhibit Number	Description

10.2	Credit and Guaranty Agreement, dated as of July 8, 2011, among Norit Activated Carbon B.V., as Holdings, Norit Holding B.V., as borrower, certain subsidiaries of Norit Holding B.V., as guarantor subsidiaries, various lenders, Deutsche Bank Securities Inc. and Goldman Sachs Bank USA, as joint lead arrangers and joint lead bookrunners, Deutsche Bank AG New York Branch, as administrative agent, collateral agent and security trustee, Goldman Sachs Bank USA, as syndication agent, and ING Capital LLC, as managing lead arranger and documentation agent*

21.1	Subsidiaries*

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Houthoff Buruma N.V. (included in Exhibit 5.1 and Exhibit 8.2)*

23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1)*

99.1	Consent of Paulus J.B. Ganzeboom, a director nominee

*	To be provided by amendment

(b)	Financial Statement Schedules

None.

Item 9. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To provide to the underwriters at the closing specified in the underwriting agreement, share certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2)	That for purposes of determining any liability under the Securities Act of 1933, as amended (the “Act”), the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3)	That for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4)	That insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Amersfoort, The Netherlands, on the 19th day of March, 2012.

Norit N.V.

By:	/s/ RONALD D. THOMPSON
Name:	Ronald D. Thompson
Title:	Director and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 19th day of March, 2012.

Signature	Title

/S/ RONALD D. THOMPSON Ronald D. Thompson	Director and Chief Executive Officer (Principal Executive Officer)

/S/ GERARDUS MATERS Gerardus Maters	Director and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/S/ PASCAL KEUTGENS Pascal Keutgens	Director

/S/ JOHN BANDY John Bandy	Authorized U.S. Representative

EXHIBIT INDEX

Set forth below is a list of exhibits that are being or will be filed with this Registration Statement on Form F-1.

Exhibit Number	Description

1.1	Form of Underwriting Agreement*

2.1	Agreement for the Sale and Purchase of the Whole of the Issued Share Capital of Norit Proces Technologie Holding B.V., among Norit Holding B.V., Norit Proces Technologie Holding B.V., Pentair Netherlands B.V. and Pentair, Inc., dated April 2, 2011*

3.1	Memorandum of Association*

3.2	Articles of Association*

4.1	Specimen Share Certificate*

4.2	Form of Registration Rights Agreement*

5.1	Opinion of Houthoff Buruma N.V., Dutch counsel to Norit N.V., as to the validity of the ordinary shares being issued*

8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel to Norit N.V., with respect to certain tax matters*

8.2	Opinion of Houthoff Buruma N.V., Dutch counsel to Norit N.V., with respect to certain tax matters*

10.1	Equity Incentive Plan*

10.2	Credit and Guaranty Agreement, dated as of July 8, 2011, among Norit Activated Carbon B.V., as Holdings, Norit Holding B.V., as borrower, certain subsidiaries of Norit Holding B.V., as guarantor subsidiaries, various lenders, Deutsche Bank Securities Inc. and Goldman Sachs Bank USA, as joint lead arrangers and joint lead bookrunners, Deutsche Bank AG New York Branch, as administrative agent, collateral agent and security trustee, Goldman Sachs Bank USA, as syndication agent, and ING Capital LLC, as managing lead arranger and documentation agent*

21.1	Subsidiaries*

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Houthoff Buruma N.V. (included in Exhibit 5.1 and Exhibit 8.2)*

23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1)*

99.1	Consent of Paulus J.B. Ganzeboom, a director nominee

*	To be provided by amendment

II-4